WO KEE HONG (HOLDINGS) LIMITED

10/F, BLOCK A, WO KEE HONG BLDG., 585-609 CASTLE PEAK ROAD, KWAI CHUNG, N.T., HONG KONG.
TELEPHONE: (852) 2869 1190 FACSIMILE: (852) 2521 7198 E-mail: cosec@wokeehong.com.hk

19 June 2006

[redacted]

06014605

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.20549
United States of America

BY COURIER

Attn. : Mr. Frank Zarb, Esq.

Dear Sirs,

Re: Wo Kee Hong (Holdings) Limited
Rule 12g3-2(b) Exemption
File No.82-3990

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Wo Kee Hong (Holdings) Limited (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on 23rd February 1995.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2514 4880 in Hong Kong if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date-stamping the enclosed receipt copy of this letter and please return it to Mr Daniel L.Goelzer, Baker & McKenzie, 815 Connecticut Avenue, N.W., Washington D.C.20006-4078, U.S.A.

Thank you for your attention.

B

Yours faithfully,

For and on behalf of
Wo Kee Hong (Holdings) Limited

dlw 6/22

Phyllis Ng
Company Secretary

Encl.

PN/kl

和記行(集團)有限公司
香港新界葵涌青山道585至609號和記行大廈A座10字樓

Attachment to Annex A

File No. 82-3990

Item no. 2 - 2005 Annual Report
- 2005 Final Results Announcement published in The Standard (English Version) and Hong Kong Economic Times (Chinese Version) on 12 April 2006

Item no. 9 - Notice of Board Meeting dated 6 April 2006

Item no. 12 - Circular – "Proposed Directors for Re-election" dated 25 April 2006
- Circular – "Proposed Share Consolidation, General Mandate to Repurchase Securities and General Mandate to Issue New Shares and Notice of Special General Meeting" dated 25 April 2006

Item no. 14 - Notice of Annual General Meeting dated 25 April 2006

Item no. 21 - Director's/Chief Executive's Notice (Form 1) dated 18 March 2006 (SYH)
Director's/Chief Executive's Notice (Form 1) dated 15 June 2006 (SYH)
Director's/Chief Executive's Notice (Form 1) dated 15 June 2006 (SYH)

Item no. 26 - Director's/Chief Executive's Notice (Form 3A) dated 18 March 2006 (RL)
Director's/Chief Executive's Notice (Form 3A) dated 21 March 2006 (WSL)
Director's/Chief Executive's Notice (Form 3A) dated 22 March 2006 (SS)
Director's/Chief Executive's Notice (Form 3A) dated 15 June 2006 (RL)
Director's/Chief Executive's Notice (Form 3A) dated 15 June 2006 (RL)
Director's/Chief Executive's Notice (Form 3A) dated 15 June 2006 (KHY)
Director's/Chief Executive's Notice (Form 3A) dated 15 June 2006 (KHY)
Director's/Chief Executive's Notice (Form 3A) dated 15 June 2006 (MBL)
Director's/Chief Executive's Notice (Form 3A) dated 15 June 2006 (MBL)
Director's/Chief Executive's Notice (Form 3A) dated 15 June 2006 (SS)
Director's/Chief Executive's Notice (Form 3A) dated 15 June 2006 (SS)
Director's/Chief Executive's Notice (Form 3A) dated 15 June 2006 (CML)
Director's/Chief Executive's Notice (Form 3A) dated 15 June 2006 (CML)
Director's/Chief Executive's Notice (Form 3A) dated 15 June 2006 (BST)
Director's/Chief Executive's Notice (Form 3A) dated 15 June 2006 (WSL)

Item no. 27 - Board Minutes dated 21 March 2006

RECEIVED

2006 JUN 22 P 1:26

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

File No. 82-3990

Annex A to Letter to the SEC dated
19 June , 2006 of
Wo Kee Hong (Holdings) Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on February 23, 1995:

DESCRIPTION OF DOCUMENT	CHECK IF ENCLOSED
1. Title: Memorandum and Articles of Association Date: Upon incorporation Entity requiring item: Hong Kong Companies Registry ("the Companies Registry") under the Companies Ordinance of Hong Kong (the "Companies Ordinance").	N/A
2. Title: Annual Report Date: Within four months of the end of the fiscal year and not less than 21 days before Annual General Meeting Entity requiring item: The Stock Exchange of Hong Kong Limited ("HKSE") pursuant to Exchange Listing Agreement.	See attached
3. Title: Half Yearly Report and Preliminary Announcement Date: Within three months of the end of half year period Entity requiring item: HKSE pursuant to Exchange Listing Agreement.	N/A

4. Title: Notification of Changes in Officers
(Directors, Secretaries and Auditors)

Date: Immediately upon change

Entity requiring item:

(a) Companies Registry pursuant to the Companies Ordinance; and

(b) HKSE pursuant to Exchange Listing Agreement. N/A

5. Title: Notification of Changes in Registered Office or Principal Place of Business

Date: Immediately upon change

Entity requiring item:

(a) Companies Registry pursuant to the Companies Ordinance; and

(b) HKSE pursuant to Exchange Listing Agreement. N/A

6. Title: Notification of Changes in Rights attaching to Securities

Date: Immediately upon change

Entity requiring item:

(a) Companies Registry pursuant to the Companies Ordinance; and

(b) HKSE pursuant to Exchange Listing Agreement. N/A

7. Title: Notification of Material Events to Keep Market Fully Informed

Date: As soon as reasonably practicable (as a practical measure, immediately)

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

8. Title: Notification of "Notifiable Transactions"

Date: As soon as possible after terms of transaction have been agreed (as a practical measure, immediately)

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

9. Title: Notification of Meetings of Board of Directors at which:

(i) a dividend is declared; or
(ii) a recommendation to do so is made; or
(iii) any announcement relating to profits or losses is to be approved for publication

Date: At least three business days prior to meeting

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. See attached

10. Title: Notification of Reasons for Allotment of Shares

Date: Not later than morning of next business day after allotment letters or documents of title are dispatched

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

11. Title: Notification of Repurchases of Company's Shares

Date: As soon as possible (but no later than 9:30 a.m. on business day following repurchase)

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

12. Title: All Circulars Sent to Shareholders

Date: Simultaneously with dispatch to Shareholders

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. See attached

13. Title: Notification of Winding Up Proceedings (or Similar Actions)

Date: Immediately matter becomes known

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

14. Title: Notification of Annual General Meetings

Date: Within 14 or 21 days of meeting

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. See attached

15. Title: Notification of When Shares Held by Public Fall Below Prescribed Percentage (25%)

Date: Immediately Company becomes aware

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

16. Title: Filing of Annual Return

Date: 42 days after annual general meeting

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. N/A

17. Title: Prospectus

Date: As required

Entity requiring item:

(a) Companies Registry pursuant to the Companies Ordinance; and

(b) HKSE pursuant to Exchange Listing Agreement. N/A

18. Title: Notification of All Special Resolutions Passed (i.e., resolutions of members requiring approval of 75% of votes cast at a general meeting)

Date: Within 14 days of meeting

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. N/A

19. Title: Notification of Board Approvals for:

(i) decision to make or recommend declaration of distribution to security holders;

(ii) decision not to make or recommend declaration of distribution to security holders which would otherwise have been expected;

(iii) preliminary announcements of profits or losses;

(iv) proposed changes to capital structure, including redemption of securities; and

(v) changes to general character of nature of business

Date: Immediately after meeting; however, must be during non-trading hours

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

20. Title: Notification of Issue of Securities under Authority of General Mandate (i.e., Placements)

Date: Next business day

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

21. Title: Individual substantial shareholder notices

Date: Three calendar days after reportable change in ownership

Entity requiring item:

HKSE pursuant to the Securities and Futures Ordinance. See attached

22. Title: Corporate substantial shareholder notices

Date: Three calendar days after reportable change in ownership

Entity requiring item:

HKSE pursuant to the Securities and Futures Ordinance. N/A

23. Title: Return of Allotment

Date: Eight weeks after allotment

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. N/A

24. Title: Notice of Dissolution

Date: Minimum of one month prior to publication in Hong Kong Gazette

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. N/A

25. Title: Notification of all changes regarding the Memorandum and Articles of Association, the Company name, person authorized to accept service, or charges over Hong Kong properties.

Date: Immediately upon change

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. N/A

26. Other:

Title: Director's / Chief Executive's Notices

Date: Three calendar days after reportable change in ownership

Entity requiring item:

HKSE pursuant to the Securities and Futures Ordinance. See attached

27. Other:

Title: - Expiry of Share Options See attached

KMC00998.DOC

Wo Kee Hong (Holdings) Limited

(Incorporated in Bermuda with limited liability)

To : Mr. Wing Sum LEE
Mr. Richard Man Fai LEE
Mr. Sammy Chi Chung SUEN
Mr. Jeff Man Bun LEE
Mr. Tik Tung WONG
Mr. Waison Chit Sing HUI
Mr. Boon Seng TAN
Mr. Raymond Cho Min LEE
Mr. Ying Kwan CHEUNG
Ms. Kam Har YUE

Notice is hereby given that a Meeting of the Directors of the Company will be held at the Conference Room 2 of Business Center (LG level), JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on 11 April 2006 at 11:00 a.m. for the following purposes:-

AGENDA

1. To approve the draft audited consolidated final results of the Group for the year ended 31 December 2005:-

   (a) To approve the draft press announcement of final results 2005.

   (b) To approve the draft Annual Report 2005.

2. To consider the final dividend for the year ended 31 December 2005.

3. To review the Group's Management Plan to 31 December 2006.

4. For the Annual General Meeting,

   (a) To approve the draft Notice of Annual General Meeting.

   (b) To note that Mr. Sammy Chi Chung SUEN and Mr. Boon Seng TAN will retire by rotation and, being eligible, offer themselves for re-election as Directors of the Company at the forthcoming Annual General Meeting.

   (c) To note that Mr. Ying Kwan CHEUNG and Mr. Waison Chit Sing HUI will retire from office and, being eligible, offer themselves for re-election as Directors of the Company at the forthcoming Annual General Meeting.

   (d) To note that Mr. Richard Man Fai LEE will retire voluntarily from office and, being eligible, offer himself for re-election as Director of the Company at the

forthcoming Annual General Meeting.

(e) To consider the payment of Directors' fees and remuneration.

(f) To note that Messrs. HLB Hodgson Impey Cheng will retire and, being eligible, offer themselves for re-election at the forthcoming Annual General Meeting.

(g) To approve the draft circular relating to the Proposed Directors for re-election.

5. To discuss the proposed consolidation of every ten existing shares of HK$0.10 each into one share of HK$1.00 each of the Company ("Share Consolidation"):-

   (i) To put forward to the Shareholders a proposal of Share Consolidation in the forthcoming Special General Meeting to be held on 15 June 2006 ("SGM").

   (ii) To approve the draft Notice of the SGM.

   (iii) To approve the draft circular relating to the Share Consolidation.

   (iv) To authorise the setting up of a working committee to take necessary actions to effect the Share Consolidation.

6. (a) To approve the draft circular relating to the general mandates to repurchase securities and to issue new shares of the Company ("General Mandates").

   (b) To put forward to the shareholders a proposal to grant the General Mandates to the Directors in the SGM.

7. To receive the internal control report and review the effectiveness of the internal control system of the Group.

8. To consider the amendment of the Terms of Reference of the Executive Directors' Committee of the Company.

9. To ratify the announcements made for the period from 1 January 2005 to 31 December 2005 and authorise any one of the Directors or the Company Secretary to release the announcements upon request of the Stock Exchange after enquiry made to the Directors.

10. To note the list of documents under seal approved for the period from 1 July 2005 to 31 December 2005.

11. To transaction any other business.

Dated this the 6th day of April 2006.

Phyllis Sum Yu NG
Company Secretary

#82-3990

BEST AVAILABLE COPY

RECEIVED
2006 JUN 22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 720)

2005 FINAL RESULTS

WO KEE HONG (HOLDINGS) LIMITED is a holding company with major subsidiaries engaged in the import, marketing, distribution and after-sales service of high quality, brand-name products serving customers in the Asian region and, in particular, the markets of mainland People's Republic of China ("PRC"), Hong Kong, Macau, Singapore and Malaysia. The products include principally air-conditioning, domestic appliances; audio-visual electrical items including car audio; motor vehicles and accessories; and other electronic products.

FINANCIAL HIGHLIGHTS	Growth
• Turnover – HK$689.8 million	11.5%
• Profit attributable to equity holders of the Company – HK$35.5 million	1959.3%
• Basic earnings per share – HK1.60 cents	1900.0%

RESULTS

The Directors of Wo Kee Hong (Holdings) Limited (the "Company") are pleased to announce that the audited consolidated results of the Company and its subsidiaries (together the "Group") for the year ended December 31, 2005 were as follows:

CONSOLIDATED INCOME STATEMENT
For the year ended December 31, 2005

	Notes	2005 HK$'000	2004 HK$'000 (Restated)
Turnover	2 & 3	689,770	618,618
Cost of sales		(549,330)	(487,512)
Gross profit		140,440	131,106
Other operating income		10,721	6,788
Distribution costs		(50,413)	(55,850)
Administrative expenses		(95,101)	(80,548)
Loss on disposal of properties held for sale		(2,905)	–
Fair value gains/(losses) on investment properties		12,728	(1,594)
Reversal of write-down of properties held for sale to net realisable value		3,330	2,207
Gain on settlement of a loan	4	88,178	–
Provision for a legal claim	5	(30,656)	–
Profit from operations	6	76,322	2,109
Finance costs		(6,685)	(7,902)
Net loss on disposal of subsidiaries		–	(1,745)
Restructuring costs		–	(1,320)
Share of results of associates		(20,739)	(19,743)
Profit/(loss) before tax		48,898	(28,601)
Income tax (expense)/credit	7	(11,502)	29,502
Profit for the year		37,396	901
Attributable to:			
Equity holders of the Company		35,461	1,722
Minority interests		1,935	(821)
		37,396	901
Earnings per share for profit attributable to the equity holders of the Company – Basic and diluted	8	1.60 cents	0.08 cents

CONSOLIDATED BALANCE SHEET
At December 31, 2005

	Notes	2005 HK$'000	2004 HK$'000 (Restated)
Non-current assets			
Investment properties		200,847	172,305
Property, plant and equipment		102,664	117,528
Goodwill		2,306	2,306
Interests in associates		60,545	79,926
Investment securities		–	702
Available-for-sale financial assets		527	–
Deferred tax assets		6,300	21,300
		373,189	394,067
Current assets			
Inventories		81,157	85,023
Properties held for sale, at net realisable value		24,851	34,000
Trade and other receivables	9	103,942	73,587
Amounts due from associates		4,528	8,931
Other investments		–	101
Other financial assets at fair value through profit or loss		20	–
Derivative financial instruments		3,910	–
Cash and cash equivalents		24,009	15,952
		242,417	217,594
Current liabilities			
Trade and other payables	10	118,832	107,768
Provision for a legal claim	5	30,656	–
Bills payable		18,160	38,840
Tax payable		421	241
Amounts due to related companies		4,100	9,726
Obligations under finance leases – due within one year		82	84
Borrowings – due within one year		69,333	32,820
		241,584	189,479
Net current assets		833	28,115
Total assets less current liabilities		374,022	422,182
Non-current liabilities			
Convertible loan note		28,951	–
Obligations under finance leases – due after one year		319	408
Borrowings – due after one year		13,727	131,624
Loan advanced from a minority shareholder		–	128
Amount due to a related company		5,352	–
Deferred tax liabilities		21,152	25,094
		69,501	157,254
Net assets		304,521	264,928
Capital and reserves			
Share capital		221,615	221,615
Reserves		79,362	41,704
Equity attributable to equity holders of the Company		300,977	263,319
Minority interests		3,544	1,609
Total equity		304,521	264,928

Notes:

1. **Basis of preparation**

The consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs") (which also include Hong Kong Accounting Standards ("HKASs") and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss and investment properties, which are carried at fair value.

The preparation of financial statements in conformity with HKFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company's accounting policies.

The adoption of new/revised HKFRSs

In 2005, the Group adopted the new/revised standards and interpretations of HKFRSs below, which are relevant to its operations. The 2004 comparatives have been amended as required, in accordance with the relevant requirements.

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investments in Associates
HKAS 32	Financial Instruments: Disclosure and Presentation
HKAS 33	Earnings per Share
HKAS 36	Impairment of Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS 39 (Amendment)	Transition and Initial Recognition of Financial Assets and Financial Liabilities
HKAS 40	Investment Property
HKAS-Int-15	Operating Leases – Incentives
HKFRS 2	Share-based Payments
HKFRS 3	Business Combinations

The adoption of new/revised HKASs and HKFRSs did not result in substantial changes to the Group's accounting policies except for those further described below.

In summary:

– HKAS 1 has affected the presentation of minority interest, share of net after-tax results of associates and other disclosures.

– HKASs 2, 7, 8, 10, 16, 23, 27, 28, 33 and HKAS- Int 15 had no material effect on the Group's policies.

– HKAS 21 had no material effect on the Group's policy. The functional currency of each of the consolidated entities has been re-evaluated based on the guidance to the revised standard.

– HKAS 24 has affected the identification of related parties and some other related-party disclosures.

The adoption of HKAS 17 "Leases" has resulted in a change in the accounting policy relating to the reclassification of leasehold land from property, plant and equipment to operating leases. Where the land and building cannot be allocated reliably as at the date of acquisition, the land and building elements will continue to be treated as property, plant and equipment and carried at cost.

The adoption of HKAS 32 "Financial Instruments: Disclosure and Presentation" and HKAS 39 "Financial Instruments: Recognition and Measurement" has resulted in a change in accounting policy relating to the classification of held for trading investments and available-for sale financial assets. It has also resulted in the recognition of derivative financial instruments at fair value and the change in fair value is recognised through income statement.

In the current year, the Group has, for the first time, applied HKAS 40 "Investment Property". The Group has elected to use the fair value model to account for its investment properties which requires gains or losses arising from changes in the fair value of investment properties to be recognised directly in the profit or loss for the year in which they arise. In previous years, investment properties under the previous Statement of Standard Accounting Practice ("SSAP") No. 13 were measured at open market values, with revaluation surplus or deficits credited or charged to investment property revaluation reserve unless the balance on this reserve was insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance on the investment property revaluation reserve was charged to the income statement. Where a decrease had previously been charged to the income statement and revaluation subsequently arose, that increase was credited to the income statement to the extent of the decrease previously charged. The Group has applied the relevant transitional provisions in HKAS 40 and elected to apply HKAS 40 from January 1, 2005 onwards.

In the current year, the Group has applied HKFRS 2 "Share-based Payment" which requires an expense to be recognised where the Group buys goods or obtains services in exchange for shares or rights over shares ("equity-settled transactions"), or in exchange for other assets equivalent in value to a given number of shares or rights over shares ("cash-settled transactions"). The principal impact of HKFRS 2 on the Group is in relation to the expensing of the fair value of share options granted to directors and employees of the Company, determined at the date of grant of the share options, over the vesting period. Prior to the application of HKFRS 2, the Group did not recognise the financial effect of these share options until they were exercised.

Following the adoption of HKFRS 3 "Business Combinations", HKAS 36 "Impairment of Assets" and HKAS 38 "Intangible Assets", goodwill on acquisition of subsidiary, jointly controlled and associated companies is no longer amortised but tested for impairment annually as opposed to being amortised over its estimated useful life in previous years. Any impairment loss recognised during the year is charged to the income statement. This change in accounting policy has been applied prospectively from January 1, 2005 and amortisation of goodwill ceased on December 31, 2004.

All changes in the accounting policies have been made in accordance with the transitional provisions in the respective standards. All standards adopted by the Group require retrospective application other than:

– HKAS 16 – the initial measurement of an item of property, plant and equipment acquired in an exchange of assets transaction is accounted at fair value prospectively only to future transactions;

– HKAS 21 – prospective accounting for goodwill and fair value adjustments as part of foreign operations;

– HKAS 39 – does not permit to recognise, derecognise and measure financial assets and liabilities in accordance with this standard on a retrospective basis. The Group applied the previous SSAP 24 "Accounting for investments in securities" to investments in securities and also to hedge relationships for the 2004 comparative information. The adjustments required for the accounting differences between SSAP 24 and HKAS 39 are determined and recognised at January 1, 2005;

– HKAS 40 – since the Group has adopted the fair value model, there is no requirement for the Group to restate the comparative information, any adjustment should be made to the retained earnings as at January 1, 2005, including the reclassification of any amount held in revaluation surplus for investment property;

– HKAS-Int 15 – does not require the recognition of incentives for leases beginning before January 1, 2005;

– HKFRS 2 – only retrospective application for all equity instruments granted after November 7, 2002 and not vested at January 1, 2005; and

– HKFRS 3 – prospectively after January 1, 2005.

	2005 HK$'000	2004 HK$'000
The adoption of HKFRS 3 resulted in:		
Decrease in administrative expenses - Goodwill amortisation	407	–
Increase in basic and diluted earnings per share	0.02 cents	–
The adoption of HKAS 39 resulted in:		
Increase in available-for-sale financial assets	527	–
Decrease in investment in securities	527	–
Increase in financial assets at fair value through profit or loss	20	–
Decrease in other investments	20	–
Increase in derivative financial instruments	3,910	–
Increase in administrative expenses:		
– Available-for-sale financial assets	175	–
– Derivative financial instruments	17	–
Decrease in basic and diluted earnings per share	0.01 cents	–

The Group has not early applied the following new/revised standards and interpretations that have been issued but are not yet effective.

HKAS 1 (Amendment)	Capital Disclosures
HKAS 19 (Amendment)	Actuarial Gains and Losses, Group Plans and Disclosures
HKAS 39 (Amendment)	Cash Flow Hedge Accounting of Forecast Intragroup Transactions
HKAS 39 (Amendment)	The Fair Value Option
HKAS 39 & HKFRS 4 (Amendments)	Financial Guarantee Contracts
HKFRS 7	Financial Instruments: Disclosures
HKFRS-Int 4	Determining whether an Arrangement contains a Lease

2. **Turnover**

	2005 HK$'000	2004 HK$'000
Sales of goods to customers, less returns and discounts	642,964	576,232
Maintenance service income	46,806	42,386
	689,770	618,618

3. **Business and geographical segments**

Business segments

For management purposes, the Group is currently organised into five operating divisions: air-conditioning products, audio-visual and other electrical products, cars and car accessories, direct marketing and property investment. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

Air-conditioning products	*Distribution and installation of air-conditioning products*
Audio-visual and other electrical products	Distribution of audio-visual equipment, including car audio, and home appliances
Cars and car accessories	Trading of cars and related accessories and provision of car repairing services
Direct marketing	*Retailing of consumer electronic products and home appliances*
Property investment	Rental of investment properties and properties held for sale

Segment information about these businesses is presented below.

2005

	Air-conditioning products HK$'000	Audio-visual and other electrical products HK$'000	Cars and car accessories HK$'000	Direct marketing HK$'000	Property investment HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover								
External sales	97,987	212,161	377,845	1,777	–	–	–	689,770
Inter-segment sales	761	157	–	30	–	–	(948)	–
Total turnover	98,748	212,318	377,845	1,807	–	–	(948)	689,770

Inter-segment sales are charged at prevailing market rates.

	Air-conditioning products HK$'000	Audio-visual and other electrical products HK$'000	Cars and car accessories HK$'000	Direct marketing HK$'000	Property investment HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Result								
Segment result	2,353	4,740	11,576	(962)	12,749	(361)	130	30,225
Gain on settlement of a loan								88,178
Unallocated other operating income								487
Provision for a legal claim								(30,656)
Unallocated corporate expenses								(11,912)
Profit from operations								76,322
Finance costs								(6,685)
Share of results of associates	–	(23,455)	2,716	–	–	–	–	(20,739)
Profit before tax								48,898
Income tax expense								(11,502)
Profit for the year								37,396

2004

	Air-conditioning products HK$'000	Audio-visual and other electrical products HK$'000	Cars and car accessories HK$'000	Direct marketing HK$'000	Property investment HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover								
External sales	122,449	137,543	314,590	44,036	–	–	–	618,618
Inter-segment sales	1,096	5,615	–	107	–	–	(6,818)	–
Total turnover	123,545	143,158	314,590	44,143	–	–	(6,818)	618,618

Inter-segment sales are charged at prevailing market rates.

	Air-conditioning products HK$'000	Audio-visual and other electrical products HK$'000	Cars and car accessories HK$'000	Direct marketing HK$'000	Property investment HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Result								
Segment result	3,931	(490)	10,338	(6,632)	(1,006)	–	692	6,833
Unallocated corporate expenses								(4,724)
Profit from operations								2,109
Finance costs								(7,902)
Net loss on disposal of subsidiaries	–	–	–	–	(1,745)	–	–	(1,745)
Restructuring costs								(1,320)
Share of results of associates	–	(17,483)	(2,260)	–	–	–	–	(19,743)
Loss before tax								(28,601)
Income tax credit								29,502
Profit for the year								901

Geographical segments

The Group's operations are mainly located in Hong Kong, Singapore, Malaysia, The People's Republic of China (other than Hong Kong and Macau) (the "PRC") and Macau. The following table provides an analysis of the Group's turnover by geographical market, irrespective of the origin of the goods/services:

	Turnover by geographical market 2005 HK$'000	Turnover by geographical market 2004 HK$'000	Contribution to operating results 2005 HK$'000	Contribution to operating results 2004 HK$'000
Hong Kong	571,499	449,798	22,984	14,775
Singapore	56,027	53,160	51	353
Malaysia	29,790	26,717	1,542	1,392
PRC	11,931	58,824	(5,526)	(17,011)
Macau	19,966	27,871	845	478
Others	557	2,248	95	58
	689,770	618,618	19,991	45
Other operating income			10,721	6,788
Gain on settlement of a loan			88,178	–
Provision for a legal claim			(30,656)	–
Unallocated corporate expenses			(11,912)	(4,724)
Profit from operations			76,322	2,109

4. **Gain on settlement of a loan**

On February 24, 2005, the Group and a supplier, Mitsubishi Heavy Industries, Ltd ("MHI") have entered into a deed of settlement in relation to the settlement of the debt due from the Group to MHI under the loan agreement dated June 28, 2002. In accordance with the deed of settlement, the debt, being the aggregate of the principal plus accrued interest thereon of approximately HK$135.0 million at December 31, 2004, have been settled in full with the amount of approximately HK$46.8 million, resulting in a gain of approximately HK$88.2 million. The settlement has been fulfilled by a new long term bank loan borrowed by the Group and the Group's internal resources.

5. **Provision for a legal claim**

At December 31, 2005, the Group had a provision for a legal claim of approximately HK$30,656,000 arising out of a law suit against a subsidiary of the Company in the People's Republic of China (the "PRC"). Regarding the law suit in the PRC, the Guangdong Province Higher People's Court ("Higher People's Court") has declared and reaffirmed its final ruling against the subsidiary in January 24, 2006. The subsidiary is currently seeking legal advice as to the possible course of action in light of the decision of the Higher People's Court.

6. **Profit from operations**

	2005 HK$'000	2004 HK$'000
Profit from operations has been arrived at after charging:		
Auditors' remuneration	730	662
Depreciation of:		
Owned assets	5,533	6,604
Assets held under finance leases	148	169
Staff costs, including Directors' emoluments	63,315	56,958
Loss on disposal of property, plant and equipment	77	558
Cost of inventories recognised as expenses (included write-down of *inventories to net realisable value of HK$1,736,000 (2004: HK$624,000)*)	*549,330*	*487,512*
Goodwill:		
Amortisation for the year	–	407
Fair value loss(es):		
Available-for-sale financial assets	175	–
Other financial assets at fair value through profit or loss	81	–
Derivative financial instruments	17	–
Foreign exchange differences, net	696	332
and crediting:		
Unrealised holding gain of other investments	–	1
Interest income	349	48

7. **Income tax**

The expense/(credit) comprises:

	2005 HK$'000	2004 HK$'000
Current tax:		
Hong Kong Profits Tax	138	243
Overseas income tax	306	170
	444	413
Deferred tax:		
Current year	11,058	(29,915)
Income tax attributable to the Company and its subsidiaries	11,502	(29,502)

Hong Kong Profits Tax is calculated at 17.5% (2004: 17.5%) of the estimated assessable profit arising in Hong Kong for the year.

Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

8. **Earnings per share**

The calculation of the basic earnings per share is based on the profit attributable to shareholders of approximately HK$35,461,000 (2004: HK$1,722,000) and on the weighted average number of 2,216,154,331 (2004: 2,216,154,331) ordinary shares in issue during the year.

There is no diluted earnings per share because the exercise price of the Company's outstanding share options and convertible loan note were higher than the average market price for share for both years.

9. **Trade and other receivables**

The Group allows an average credit period of 7 to 90 days to its customers. The aged analysis of trade receivables, net of provision is as follows:

	2005 HK$'000	2004 HK$'000
Within 30 days	50,275	29,218
31 to 60 days	11,175	10,609
61 to 90 days	4,296	2,398
91 days to 1 year	1,907	8,469
Over 1 year	2,002	1,986
Total trade receivables, net of provision	69,655	52,680
Deposits, prepayments and other receivables	34,287	20,907
	103,942	73,587

The fair values of the Group's trade and other receivables at December 31, 2005 approximate to the corresponding carrying amounts.

There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers, internationally dispersed.

10. **Trade and other payables**

The following is an aged analysis of trade payables at the balance sheet date:

	2005 HK$'000	2004 HK$'000
Within 30 days	5,598	5,070
31 to 60 days	2,924	2,191
61 to 90 days	4,404	3,337
91 days to 1 year	719	988
Over 1 year	536	1,329
Total trade payables	14,181	12,915
Customers' deposits, accruals and other payables	104,651	94,853
	118,832	107,768

The fair values of the Group's trade and other payables at December 31, 2005 approximate to the corresponding carrying amounts.

DIVIDENDS

The Directors do not recommend the payment of a final dividend (2004: nil) for the year ended December 31, 2005. No interim dividend was paid during the year (2004: nil).

MANAGEMENT DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Results of operations

Turnover

For the year ended December 31, 2005 the Group turnover continued to record a double-digit growth of 11.5% (2004: 11.8%) to HK$689.8 million, as compared with HK$618.6 million in last year. This further underpinned the recovery in aggregate of our business as we had explained in last year.

Gross profit

Despite severe price competition we managed to achieve high volume of sales. The slight slip in the profit margin of 0.8% from 21.2% of last year down to 20.4% this year did not hit much on our gross profit which marked an increase by HK$9.3 million (+7.1%, 2004: +8.7%) to HK$140.4 million (2004: HK$131.1 million).

Profit from operations

The Board is pleased to announce that our profit from operations was at unprecedented high in recent years with a profit booking of HK$76.3 million (2004: HK$2.1 million).

A net profit of HK$13.1 million (2004: HK$0.6 million), which formed part of profit from operations, reflected the fluctuation in value arising from revaluation of properties as well as loss incurred on disposal of properties.

For the sake of prudence, if not overly cautious, full-provision of contingent liabilities in the sum of approximately HK$30.7 million was made on a legal claim against our subsidiary in PRC. It appears that the Group is unlikely to be required to make the full payment ultimately.

Profit attributable to shareholders

The Board is pleased to deliver to shareholders a promising profit attributable to shareholders of HK$35.5 million, a marked increase of HK$33.8 million as compared to last year (2004: HK$1.7 million).

Share of results of associates mainly reflected the share of loss of our associated company in Jiangmen amounting to HK$23.5 million (2004: HK$17.5 million). A net charge of income tax amounting to HK$11.5 million (2004: net credit of HK$29.5 million) was recorded which mainly reflected the utilisation of deferred tax asset in relation to the debt settlement agreement with a major supplier.

Financial condition

The Group had total borrowings at December 31, 2005 amounting to HK$83.1 million (December 31, 2004: HK$164.4 million). The Group's gearing ratio stood at 16.1% (2004: 50.2%), based on long term liabilities (excluding deferred tax) of HK$48.4 million (2004: HK$132.2 million) and shareholders' equity of HK$301.0 million (2004: HK$263.3 million). The current ratio was 1.0 (2004: 1.1), based on current assets of HK$242.4 million (2004: HK$217.6 million) and current liabilities of HK$241.6 million (2004: HK$189.5 million).

It is the Group's management practice to hedge foreign currency transactions with the objective to stabilise the cost via the pegging of the exchange rates with bankers. At December 31, 2005 the total outstanding foreign exchange contracts purchased with banks amounted to HK$3.9 million (2004: HK$14.5 million).

The Group had trading facilities at December 31, 2005 amounting to HK$200.1 million (2004: HK$128.2 million) of which HK$107.9 million (2004: HK$91.8 million) was utilised. Certain of the Group's properties, inventories, trade receivables and all assets of a subsidiary were pledged at year ended 2005 in an aggregate amount of HK$305.6 million (2004: HK$325.4 million) to secure facilities granted by our bankers.

At both of the years ended December 31, 2004 and 2005, the Group had contingent liabilities of approximately HK$1.3 million in respect of proceedings involving a subsidiary in India and of approximately HK$10,333,000 (2004: approximately HK$1,000,000) arising out of the grant of option to a connected person. At December 31, 2004, the Group had contingent liabilities of approximately HK$29.2 million arising from a court case involving a subsidiary of the Company in PRC for which we have made full provision of HK$30.7 million for the year ended December 31, 2005.

BUSINESS REVIEWS

Air-conditioning products

The business consists of marketing and distribution of a wide range of consumer and commercial air-conditioning products of three major brands, namely, "MHI" (Mitsubishi Heavy Industries of Japan); "GREE" from mainland China and our own "Bodysonic". The Group also provides after-sales service and support to its customers.

Turnover of air-conditioning products for the year was down by 19.9% over last year at HK$ 98.0 million (2004: HK$122.4 million). This was partly due to the shifting of the "LG" business from exclusive distributorship to wholesaling and "MHI" ceased production of its range of commercial watercooled packaged units and caused a decrease in sales. Despite very keen market competition, satisfactory gross margin was attained at the same level of last year. This was the result of good product positioning and segmentation of our brands in the marketplace, whilst focusing effort on commercial product sales and cost rationalisation.

Audio-visual and other electrical products

The main business consists of marketing and distribution of our own "Rogers" and "Bodysonic" audio-visual products, "Marantz" and "Sansui" audio-visual products of Japan, "Alpine" car electronics of Japan and wholesaling of "LG" electrical appliances of Korea.

As the economies in the major markets in Hong Kong, Singapore and Malaysia continued to improve, driven by our successful products and marketing developments, we achieved excellent growth of 54.3% in the year over last year at HK$212.2 million (2004: HK$137.5 million). The development of our own "Rogers" brand from the United Kingdom was especially successful with the launch of new LCD TV's, MP3 and DVD-RW players; and a new range of quality speaker systems.

The car electronics of "Alpine" mobile entertainment made good sales and profit growth in Singapore and Malaysia in both OEM and after-market business.

Cars and car accessories

The business consists mainly of the import, distribution and after-sale service of Italian "Ferrari" and "Maserati" cars and spare parts in Hong Kong and Macau.

Sales in this category increased by 20.1% to HK$377.8 million (2004: HK$314.6 million) caused by strong "Ferrari" and "Maserati" growth in Hong Kong. Profit contribution also increased during the year. Workshop service income also increased substantially and contributed to operating profit. The Group continued to do the PDI (Pre-Delivery Inspection) of all "Ferrari" and "Maserati" cars being imported into China, billings of the PDI services contributed to profits of the Group.

During the year, the new "Ferrari" 8-cylinder sports car, F430, was introduced and we received the highest record of orders for a new model. Delivery of the F430 started in July and generated high growth in sales and profit in the second half.

Other businesses

During the year, the Group was appointed as the regional distributor of the reputable Italian "Ferretti" motor yachts in Southern China covering Guangdong, Fujian, Hainan and Guangxi.

Rental incomes generated by our investment properties in Hong Kong and mainland China also increased.

The Singaporean and Malaysian markets

The Singaporean operations consisted of the distribution of "MHI" and "Bodysonic" air-conditioning products, "Alpine" and "Rogers" car audio products and home audio-visual products of "Marantz", "Rogers" and "Mordaunt-Short". Whilst air-conditioning business did not do well due to a weak construction market, car audio products increased in both OBM and after-market sales. The Singaporean operations were profitable for the year.

The Malaysian operations consisted of mainly the same car audio and home audio-visual products as in Singapore. The car audio section managed good growth in 2005 and the Malaysian operations achieved a profitable year.

Joint-venture manufacturing business
(Jin Ling Electrical Company Limited – "JLE")

This 50%-owned business is engaged in the design and manufacture of washing machines under the "Jinling" brand for sale in the PRC, but also as an Original Equipment Manufacturer ("OEM") for customers in Africa, Latin America, MiddleEast and South East Asia.

Sales rose by RMB29.6 million (6.4%) to RMB494.3 million (2004: RMB464.7 million). Gross margins were under high pressure with the relentless upsurge in raw material costs. Share of loss in JLE amounted to HK$23.5 million (2004: HK$17.5 million). However, progress was made in identifying a solution to minimise the loss to the Group in this investment.

PERSONNEL

At the end of 2005, the total number of employees of the Group, excluding associates, was 316 (2004: 283), representing a 11.7% increase in headcount. This is mainly due to the expansion of our car business group and the opening of the new 3S centre for motor cars in Hong Kong.

SUBSEQUENT EVENT

- **Acquisition of the distributorships**

  In February 2006, the Group acquired the distributorship of the "Frigidaire" products in Hong Kong and Macau through its control of Firmmark Limited. In addition to "Frigidaire" of the United States, the famous brand of "Daewoo" of Korea also added to the Group's existing distributorship list of electrical appliances in early 2006.

- **Update on proceedings in the People's Republic of China**

  On February 17, 2006, the Company published an announcement relating to the update on the proceedings against 東莞長興制冷設備有限公司 (Dongguan Changxing Refrigeration Equipment Co. Ltd.*) ("Changxing", being the defendant), a 92%-owned subsidiary of the Company instigated by 廣州市祥能量燊投資有限公司 (Guangzhou City Cheungnan Investment Co., Ltd.*) ("GCCI", being the plaintiff) claiming for the amount of US$1,996,600 (equivalent to approximately HK$15.6 million) and interest thereon (the "Proceedings").

  The Guangdong Province Higher People's Court ("Higher People's Court") affirmed the decision of the Dongguan City Medium People's Court ("The Dongguan City Court") on January 24, 2006, which founded in favour of GCCI and ordered Changxing to pay GCCI an amount equivalent to aggregate of the outstanding principal amount claimed and interest thereon and court fees for the Proceedings. The aggregate amount payable by Changxing pursuant to the order of The Dongguan City Court as affirmed by the Higher People's Court was approximately HK$31.1 million as at February 17, 2006. Changxing is currently seeking legal advice as to the possible course of action in light of the decision of the Higher People's Court.

  The Group acquires Changxing in early 1998. The Proceedings related to amounts borrowed by Changxing in 1993, before Changxing became a subsidiary of the Company and had not been disclosed to the Company by the vendor at the time of the acquisition in 1998. In light of the judgement by the Higher People's Court, the Group will conduct a review of the circumstances leading to the acquisition of the 92% interest in Changxing and after seeking advice, will consider whether there is any possible course of action by the Group, including claims against the vendor.

- **Disposal of Equity Interest in a Joint Venture**

  On December 30, 2005, Italian Motors (Sales & Service) Limited, an indirect 89.92%-owned subsidiary of the Company, and Ferrari S.p.A. entered into the equity interest transfer agreement relating to the transfer of 29% equity interest in the Ferrari Maserati Cars International Trading (Shanghai) Co., Ltd. (the "Joint Venture"), for a consideration of US$870,000 (equivalent to approximately HK$6.8 million). The scope of business of the Joint Venture is the import, distribution and sale of "Ferrari" and "Maserati" brand motor vehicles, their spare parts and ancillary products in the PRC.

PROSPECT

The main markets of our Group in Hong Kong, Macau, mainland China, Singapore and Malaysia are expected to continue to grow in 2006 and provide ample business opportunities for our Group.

Good sales and profit growth of our car business are targeted, to be made possible by the increase in allocation of cars to us by the factory. The new models are very popular in the market and some have a waiting list of over 2 years. Additional car brand may be added, which will complement our existing range to offer a fuller line up to our customers. The new 3S centre will generate additional sales of cars and repair services.

The air-conditioning business will maintain its sales and profit level. The addition of "Frigidaire" to our electrical appliances line up will provide higher profit margins in unique products like wine-cooler; also through the possible licensing of the brand, the Group can develop new products and make additional sales volume. Our own "Bodysonic" brand will develop new life style electrical products, like massage chair.

The Group's "Rogers" brand of audio-visual products will develop more special products with higher margins, with the goal of both enhancing its image and profitability. Efforts will be increased to develop the mainland China and overseas distribution of "Rogers". A new initiative of this year is to tap the business potential of musical softwares, "Rogers Music" is set up and that has launched its own publication of music and management of artists.

The direction of distributing more luxurious brands has started with Italian "Ferretti" motor yachts in Southern China with good sales potential. The Group will continue to secure more distributorship of luxurious brands as it will reinforce our Group's commitment as a distribution conglomerate of life style products, with satisfactory profit margins.

The Group is also considering ways to increase the profit contribution of our single largest fixed asset, the Wo Kee Hong Building in Hong Kong, which currently has a gross floor space of 433,482 sq.ft. on a land of 73,195 sq.ft. Changing of its usage is being considered. In the meantime, the rental income of this building and our other properties continues to improve.

Also, we are seeing good progress in rationalising our investment in Jin Ling Electrical Company Limited, that may minimise the possibility of future loss to the Group.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

The Company and its subsidiaries have not repurchased, sold or redeemed any of the Company's securities during the year.

ISSUE OF CONVERTIBLE NOTE

On August 18, 2005, the Company entered into a subscription agreement with Hanny Holdings Limited in relation to the subscription of a 7.25% coupon convertible note due 2008 of the Company by Hanny Holdings Limited or its subsidiary or affiliated company in the principal amount of HK$30 million ("Convertible Note"). The initial conversion price is HK$0.10 per share, subject to adjustment. Maturity will fall on the day immediately preceding the third anniversary of the date of issue of the Convertible Note. Upon full conversion of the Convertible Note at the initial conversion price of HK$0.10 per share, 300 million shares of the company will be issued and they represent approximately 13.54% of the existing issued share capital of the Company as at the date of this announcement and approximately 11.92% of the issued share capital of the Company as enlarged by the conversion shares. The net proceeds from the issue of the Convertible Note is approximately HK$28 million which has been used by the Company as additional general working capital. No Convertible Note has been converted or redeemed during the year under review.

PROPOSED SHARE CONSOLIDATION

Reference is made to the announcements made by the Company dated August 18, 2005 and February 23, 2006 respectively. Taken into consideration of Rule 13.64 of the Listing Rules, the Board resolved to proceed with a consolidation of the shares of the Company on the basis of consolidating ten existing shares into one consolidated shares and proposed to put forward the share consolidation for the consideration and approval of the shareholders at an Special General Meeting to be held on June 15, 2006. Full particulars of the proposed share consolidation are set out in another announcement published on April 12, 2006.

CORPORATE GOVERNANCE

In the opinion of the Directors, the Company has complied with the code provisions of the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") during the year, except in relation to the separation of the role of chairman and chief executive officer.

Code provision A.2.1 stipulates that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual.

Mr. Richard Man Fai LEE ("Mr. LEE") is the Executive Chairman and Chief Executive Officer. The Board considers that this structure will not impair the balance of power and authority between the Board and the management. This is because the Board has adopted clear guideline as to the power and authority of the Board and the management. The guideline shall be published in the corporate governance report to be despatched to shareholders together with the annual report 2005.

Code Provision A.4.2 stipulates that every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

According to the Wo Kee Hong (Holdings) Limited Company Act, 1991, no director holding the office of chairman or managing director shall be subject to retirement by rotation as provided in the Bye-Laws of the Company. In order to comply with Code Provision A.4.2, Mr. LEE, the Executive Chairman and the Chief Executive Officer of the Company, has sent confirmation to the Company that he will voluntarily retire from his directorship at future annual general meetings of the Company at such frequency in order for the Company to comply with the Code, and being eligible for re-election, will offer himself for re-election at the relevant general meetings. Thus the Company is compliant with the Code Provision A.4.2.

AUDIT COMMITTEE REVIEW

The audit committee has reviewed the audited financial statements of the Group for the year ended December 31, 2005 including the accounting principles and practices adopted by the Group, and discussed the internal control and financial reporting matters during the review.

ANNUAL AND SPECIAL GENERAL MEETING

The Annual and Special General Meeting of the Company will be held on June 15, 2006. For details of the Annual and Special General Meeting, please refer to the Notices of Annual and Special General Meeting, which are expected to be despatched to shareholders on or about April 25, 2006.

By Order of the Board
Richard Man Fai LEE
Executive Chairman & CEO

Hong Kong, April 11, 2006

As at the date of this announcement, the Board comprises of Mr. Wing Sum LEE, Mr. Richard Man Fai LEE, Mr. Sammy Chi Chung SUEN, Mr. Jeff Man Bun LEE, Mr. Tik Tung WONG and Mr. Waison Chit Sing HUI, all of whom are Executive Directors, Ms. Kam Har YUE, who is a Non-executive Director, Mr. Boon Seng TAN, Mr. Raymond Cho Min LEE and Mr. Ying Kwan CHEUNG, all of whom are Independent Non-executive Directors.

Copies of the result announcement can be obtained from the principal office in Hong Kong – Fax No. : (852) 2521-7198. The 2005 Annual Report and Accounts will be sent to shareholders on or about April 25, 2006.

Wo Kee Hong (Holdings) Limited
Principal Office : 10/F, Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, N.T.
Fax No.: (852) 2521-7198
Web site : http://www.wokeehong.com.hk

* *for identification purposes only*

WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 720)

PROPOSED SHARE CONSOLIDATION, CHANGE IN BOARD LOT SIZE GENERAL MANDATE TO REPURCHASE SECURITIES AND GENERAL MANDATE TO ISSUE NEW SHARES

PROPOSED SHARE CONSOLIDATION

The Company proposes to effect the Share Consolidation pursuant to which every ten (10) issued Shares will be consolidated into one (1) Consolidated Share. The Share Consolidation is conditional upon, among other things, the approval of the Shareholders at the SGM.

NEW GENERAL MANDATE

If the Share Consolidation becomes effective, the issued share capital of the Company will be consolidated from existing 2,216,154,331 Shares of HK$0.10 each to 221,615,433 Consolidated Shares of HK$1.00 each.

SGM

A circular containing further details of, among other things, the proposed Share Consolidation and the New General Mandates together with a notice for the SGM will be dispatched to the Shareholders as soon as practicable.

Reference is made to the announcements made by the Company dated August 18, 2005 and February 23, 2006 respectively. In the announcement dated August 18, 2005, the Board announced, among other things, that pursuant to Rule 13.64 of the Listing Rules, the Company will convene a special general meeting within six months of *August 18, 2005* for the purpose of considering and approving a proposal to consolidate the Shares. In the announcement dated February 23, 2006, it was announced that the Board will continue to monitor the performance of the share price of the Shares and consider whether or not to proceed with proposal for share consolidation. The Board has resolved to propose a consolidation of the Shares on the basis of consolidating ten (10) Shares into one (1) Consolidated *Share of HK$1.00* each and wish to put forward a proposal for the Share Consolidation for the consideration and approval of the Shareholders at the SGM.

At the SGM, the Directors will also seek to obtain approval of the Shareholders for the grant of the New General Mandates to repurchase and to issue Consolidated Shares upon the Share Consolidation becoming effective.

PROPOSED SHARE CONSOLIDATION

As at the date of this announcement, the authorised share capital of the Company is HK$350,000,000 divided into 3,500,000,000 Shares of which 2,216,154,331 Shares have been issued and are fully paid. Upon the Share Consolidation taking effect and on the basis that the Company does not issue and allot any further Shares prior to the date the Share Consolidation becoming effective, the authorised share capital of the Company will remain at HK$350,000,000 but will comprise of 350,000,000 Consolidated Shares, of which 221,615,433 Consolidated Shares will be in issue.

Status of the Consolidated Shares

The Consolidated Shares will rank pari passu in all respects with each other and the Share Consolidation will not result in any change in the relative rights of the Shareholders. Board lot size for trading in the Consolidated Shares will be changed to 5,000 Consolidated Shares per board lot.

Application will be made by the Company to the Stock Exchange for the listing of, and permission to deal in, the Consolidated Shares resulting from the Share Consolidation.

Board lot arrangement

The Shares are currently traded in board lots of 2,000 Shares. The value of the current board lot of 2,000 Shares based on the closing price of HK$0.052 per Share on April 11, 2006 is HK$104. Upon the Share Consolidation becoming effective, the Consolidated Shares will be traded in board lots of 5,000 Consolidated Shares, such that based on the closing price of the Shares as at April 11, 2006, the expected value of each board lot of 5,000 Consolidated Shares is expected to be more than HK$2,000. Fractions of any Consolidated Share will not be issued but will be aggregated and sold in the market for the benefit of the Company.

Odd lot arrangements and fractional Consolidated Shares

In order to facilitate the trading of odd lots of Consolidated Shares, South China Securities Limited will be appointed by the Company to provide a matching service, on a "best effort" basis, to those Shareholders who wish to acquire or to dispose of their holdings of odd lots of Consolidated Shares. Holders of odd lots of Consolidated Shares who wish to take advantage of this trading facility should contact Mr. Francis WU of South China Securities Limited at 28th Floor, Bank of China Tower, No.1 Garden Road, Central, Hong Kong (telephone number: (852) 2845-6636) either directly or through their licensed securities dealers during the period from June 16, 2006 to July 21, 2006, both days inclusive.

Exchange of Share Certificates

Subject to the Share Consolidation becoming effective, which is expected to be at 4:00 p.m. on June 15, 2006, Shareholders may, on or after June 16, 2006 until July 26, 2006 (both days inclusive) submit share certificates for existing Shares to the Company's branch registrar *in Hong Kong ("Branch Registrar"), Standard Registrars Limited, at 26th Floor, Tesbury Centre, 28 Queen's Road East,* Wanchai, Hong Kong, for exchange, at the expense of the Company, for certificates of the Consolidated Shares (on the basis of ten (10) existing Shares for one (1) Consolidated Share). Thereafter, certificates of Shares will remain effective as documents of title but will be accepted for exchange only on payment of a fee of HK$2.50 (or such higher amount as may from time to time be specified by the Stock Exchange) each by Shareholders to the Branch Registrar.

Effects of Share Consolidation

The Share Consolidation has no impact on the underlying assets and liabilities, business operations, management or financial position of the Group (other than the expenses in connection therewith) or the proportionate interests of the Shareholders in the Company and their respective voting rights.

The expenses involved in the Share Consolidation are estimated to amount to approximately HK$260,000.

Conditions of Share Consolidation

The Share Consolidation is conditional on:

(a) the passing by the Shareholders of an ordinary resolution approving the Share Consolidation at the SGM; and

(b) the Stock Exchange granting the listing of and permission to deal in, the Consolidated Shares in issue upon the Share *Consolidation becoming effective.*

Reasons for the Share Consolidation

As set out in the announcement made by the Company dated August 18, 2005, as the price of the Shares approaches the extremities of HK$0.01, at the request of the Stock Exchange and pursuant to Rule 13.64 of the Listing Rules, and having monitored the performance of the Share price for the past seven months, the Board believes it to be the appropriate time to implement the proposed Share Consolidation. The proposed Share Consolidation will increase the nominal value of the Shares and reduce the total number of Shares currently in issue. It is expected that the Share Consolidation will bring about an increase in the trading price of the Shares and will reduce the overall transaction costs of the Shareholders when they deal in the Shares.

PROPOSED GRANT OF NEW GENERAL MANDATES

At the annual general meeting of the Company held on June 15, 2005, ordinary resolutions were passed to, among other things, grant the Existing General Mandates to the Directors (i) to repurchase, among other things, Shares, the aggregate nominal amount of which does not exceed 10% of the aggregate nominal amount of the issued share capital of the Company on June 15, 2005; and (ii) to allot and issue and otherwise deal with Shares not exceeding 20% of the aggregate nominal amount of the issued share capital of the Company on June 15, 2005 and the nominal amount (up to a maximum of 10% of the aggregate nominal amount of the Company's issued share capital) of any Shares repurchased by the Company.

The Existing General Mandates will lapse at the conclusion of the annual general meeting of the Company to be held on June 15, 2006.

The Board will seek Shareholders' approval to grant the New General Mandates upon the Share Consolidation becoming effective to *allot, issue and otherwise deal in up to 44,323,086 Consolidated Shares being 20% of the issued share capital of the Company upon* the Share Consolidation becoming effective; and to exercise the power of the Company to repurchase up to 22,161,543 Consolidated Shares being 10% of the issued share capital of the Company upon the Share Consolidation becoming effective.

OUTSTANDING SHARE OPTIONS

As at the date of this announcement, the numbers of Shares in respect of which Share Options have been granted and are outstanding under the share option schemes adopted by the Company on June 22, 1991, June 28, 2001 and May 30, 2002 respectively were 11,421,118, 118,616,032 and 84,146,958 respectively.

The Company has requested the auditors of the Company to provide a certificate as to the adjustment (if any) required to be made in accordance with the rules of the each of the share option schemes, Rule 17.03(13) of the Listing Rules and the supplementary guidance issued by the Stock Exchange once the Share Consolidation becomes effective on the basis that there are Share Options outstanding as at the date the Share Consolidation becomes effective.

Corresponding adjustments will be made on the basis that the proportion of the issued share capital of the Company to which a grantee of share options is entitled shall remain the same before and after such adjustment in accordance with rules of each of the share option schemes and the supplementary guidance issued by the Stock Exchange.

CONVERTIBLE NOTE

On September 7, 2005, the Company has issued the Convertible Note to Cross Profit Capital Limited, which is 100% indirectly controlled by Hanny Holdings Limited, which upon full conversion at the initial conversion price of HK$0.10 can be converted into 300,000,000 Shares. Pursuant to the terms of the Convertible Note, upon the Share Consolidation becoming effective, the conversion *price of the Convertible Note will be adjusted to HK$1.00. Upon full exercise of the Convertible Note after the Share Consolidation* becoming effective, a total of 30,000,000 Consolidated Shares will be issued, representing approximately 13.54% of the issued share capital of the Company after Share Consolidation and approximately 11.92% of the issued share capital of the Company as enlarged by the 30,000,000 Consolidation Shares.

According to the rules of the Share Option Schemes and the subscription agreement of Convertible Note, respectively, upon the Share Consolidation becoming effective, adjustments, may need to be made to (i) the exercise price and the number of Shares subject to share option schemes; and (ii) the conversion price and number of Shares subject to the Convertible Note. Details of the auditor's certificate on potential adjustments will be contained in the circular to be dispatched to the Shareholders.

EXPECTED TIMETABLE

Set out below is the expected timetable for the SGM and the Share Consolidation which is dependent on the date of fulfilment of the relevant conditions to which the Share Consolidation is subject. Shareholders and investors will be informed if any change is made to the expected timetable by further announcement of the Company.

	2006
Latest time for lodging proxy forms for the SGM	12:15 p.m. on Tuesday, June 13
SGM	12:15 p.m. on Thursday, June 15
Effective date of Share Consolidation	*4:00 p.m. on Thursday, June 15*
Dealings in Consolidated Shares commence	9:30 a.m. on Friday, June 16
Existing counter for trading in board lot size of 2,000 Shares *(in the form of existing share certificates) temporarily closes*	9:30 a.m. on Friday, *June 16*
Temporary counter for trading in board lot size of 200 Consolidated Shares opens (in the form of existing share certificates)	9:30 a.m. on Friday, June 16
First day of free exchange of Shares certificates for new share certificates for Consolidated Shares	Friday, June 16
Designated broker starts to stand in the market to provide matching service	9:30 a.m. on Friday, June 16
First day of odd lot facility	Friday, June 16
Existing counter for trading in board lot size of 5,000 Consolidated Shares reopens (in the form of new share certificates)	9:30 a.m. on Friday, June 30
Parallel trading of Consolidated Shares (in the form of existing and new share certificates) commences	9:30 a.m. on Friday, June 30
Parallel trading in Consolidated Shares (in the form of existing and new share certificates) ends	4:00 p.m. on Friday, July 21
Designated broker ceases to stand in the market to provide matching service	4:00 p.m. on Friday, July 21
Last day of odd lot facility	Friday, July 21
Temporary counter for trading in board lot size of 200 Consolidated Shares closes (in the form of existing share certificates)	4:00 p.m. on Friday, July 21
Latest time and date for lodging certificates for Shares in exchange for new certificates for Consolidated Shares free of charge	4:00 p.m. on Wednesday, July 26

GENERAL

A circular containing, among other things, details of the Share Consolidation and the New General Mandates together with a notice of the SGM will be sent to the Shareholders as soon as practicable.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings:

"Board"	the board of Directors;
"Company"	Wo Kee Hong (Holdings) Limited, an exempted company incorporated in Bermuda with limited liability, whose Shares are listed on the Main Board of the Stock Exchange;
"Consolidated Share(s)"	shares of HK$1.00 each consolidated from 10 Shares of HK$0.10 each under the Share Consolidation;
"Convertible Note"	the 7.25% coupon convertible note due 2008 in the principal amount of HK$30 million issued by the Company to Cross Profit Capital Limited, which is 100% indirectly controlled by Hanny Holdings Limited on September 7, 2005;
"Director(s)"	*the director(s) of the Company;*
"Existing General Mandates"	collectively, the general and unconditional mandates granted to the Directors at the annual general meeting dated June 15, 2005 to allot, issue and otherwise deal with new Shares not exceeding 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of the resolution approving such mandate and to repurchase Shares of up to 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of the resolution approving such mandate;
"Group"	the Company and its subsidiaries;
"Issue Mandate"	the general and unconditional mandate proposed to be granted to the Directors at the SGM to dealt with new Consolidated Shares in the Company not exceeding 20% of the aggregate nominal amount *of the share capital of the Company in issue upon the Share Consolidation becoming effective;*
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"New General Mandates"	collectively, the Issue Mandate and the Repurchase Mandate;
"Repurchase Mandate"	the general and unconditional mandate proposed to be granted to the Directors at the SGM to repurchase securities of the Company on the Stock Exchange of up to 10% of the aggregate nominal amount of the share capital of the Company in issue upon the Share Consolidation becoming effective;
"SGM"	the special general meeting of the Shareholders to be convened and held to consider, if thought fit, to approve the Share Consolidation and the New General Mandates;
"Share(s)"	*ordinary share(s) of HK$0.10 each in the share capital of the Company;*
"Shareholder(s)"	holder(s) of Shares or Consolidated Shares, as the context requires;
"Share Consolidation"	the proposed consolidation of every ten (10) Shares of HK$0.10 each into one (1) Consolidated *Share of HK$1.00* each;
"Share Option(s)"	option(s) for the subscription of Shares or Consolidated Shares, as the case may be, granted pursuant to the share option schemes adopted by the Company on June 22, 1991, June 28, 2001 and May 30, 2002 *respectively;*
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong; and
"%"	per cent.

As at the date of this announcement, the Board comprises of Mr. Wing Sum LEE, Mr. Richard Man Fai LEE, Mr. Sammy Chi Chung SUEN, Mr. Jeff Man Bun LEE, Mr. Tik Tung WONG and Mr. Watson Chit Sing HUI all of whom are Executive Directors, Ms. Kam Har YUE, who is a Non-executive Director, Mr. Boon Seng TAN, Mr. Raymond Cho Min LEE and Mr. Ying Kwan CHEUNG, all of whom are Independent Non-executive Directors.

For and on behalf of the Board of
WO KEE HONG (HOLDINGS) LIMITED
Richard Man Fai LEE
Executive Chairman and Chief Executive Officer

Hong Kong, April 11, 2006

WO KEE HONG (HOLDINGS) LIMITED
和記行（集團）有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：720)

二零零五年度業績

和記行(集團)有限公司為一間控股公司，其主要附屬公司設於亞洲地區，包括中華人民共和國(「中國」)、香港、澳門、新加坡及馬來西亞，為客戶提供優質品牌產品之進口、市場推廣、分銷及售後服務。其主要產品包括空調產品、家用電器、包括汽車音響之影音電器產品、汽車及汽車配件以及其他電子產品。

財務摘要

	增長率
• 營業額－港幣689,800,000元	11.5%
• 本公司權益持有人應佔盈利－港幣35,500,000元	1959.3%
• 每股基本盈利－1.60港仙	1900.0%

業績

和記行(集團)有限公司(「本公司」)之董事欣然宣佈本公司及其附屬公司(「本集團」)截至二零零五年十二月三十一日止年度之經審核綜合業績如下：

綜合損益表
截至二零零五年十二月三十一日止年度

	附註	二零零五年 港幣千元	二零零四年 港幣千元 (重列)
營業額	2及3	689,770	618,618
銷售成本		(549,330)	(487,512)
毛利		140,440	131,106
其他營業收入		10,721	6,788
分銷費用		(50,413)	(55,850)
行政費用		(95,101)	(80,548)
出售持作出售物業之虧損		(2,905)	–
投資物業公平值收益／(虧損)		12,728	(1,594)
持作出售物業減值撥回至可變現淨值		3,330	2,207
債務清償收益	4	88,178	–
司法索償撥備	5	(30,656)	–
經營盈利	6	76,322	2,109
財務費用		(6,685)	(7,902)
出售附屬公司之虧損淨額		–	(1,745)
重組費用		–	(1,320)
應佔聯營公司業績		(20,739)	(19,743)
除稅前盈利／(虧損)		48,898	(28,601)
所得稅(開支)／撥回	7	(11,502)	29,502
本年度盈利		37,396	901
應佔：			
本公司權益持有人		35,461	1,722
少數股東權益		1,935	(821)
		37,396	901
本公司權益持有人應佔之 每股盈利－基本及攤薄	8	1.60仙	0.08仙

綜合資產負債表
於二零零五年十二月三十一日

	附註	二零零五年 港幣千元	二零零四年 港幣千元 (重列)
非流動資產			
投資物業		200,847	172,305
物業，廠房及設備		102,664	117,528
商譽		2,306	2,306
於聯營公司之權益		60,545	79,926
證券投資		–	702
可供出售之金融資產		527	–
遞延稅項資產		6,300	21,300
		373,189	394,067
流動資產			
存貨		81,157	85,023
持作出售物業之可變現淨值		24,851	34,000

採納香港會計準則第17號「租賃」導致有關租賃土地由物業、廠房及設備重新分類為經營租賃之會計政策有變。倘土地及樓宇不能於收購日作可靠分配，土地及樓宇項目將繼續被視為物業、廠房及設備並以成本列賬。

採納香港會計準則第32號「金融工具：披露及呈列」及香港會計準則第39號「金融工具：確認及計量」導致有關持作買賣投資及可供出售金融資產之分類之會計政策有變，同時亦導致按公平值確認衍生金融工具，公平值之變動於損益表確認。

於本年度，本集團首次應用香港會計準則第40號「投資物業」。本集團選擇運用公平價值模式對投資物業列賬，該模式規定由投資物業之公平價值轉變所產生之收益或虧損乃直接於其產生年度之損益內確認。於過往年度，根據以往之會計實務準則(「會計實務準則」)第13號，投資物業乃按公開市值計量，而重估盈餘或虧絀則計入投資物業重估儲備或於投資物業重估儲備扣除，除非該儲備之結餘不足以抵銷重估減值(在該情況下，重估減值超出投資物業重估儲備結餘之部分將於損益表扣除)。倘減值之前已於損益表扣除而及後產生重估增值，則相等於過往已扣除之減值部分會計入損益表。由二零零五年一月一日起，本集團已應用香港會計準則第40號之相關過渡性條文及選擇應用香港會計準則第40號。

於本年度，本集團採納香港財務報告準則第2號：以股份形式支付。該準則要求本集團於購買貨品或獲取服務以交換股份或股份權力(「權益結算交易」)時，或以一定數量股份或股份權力交換其他等值資產(「現金結算交易」)時，確認開支。香港財務報告準則第2號對本集團之主要影響，乃其對授予本公司董事及僱員、於授出日確定之購股權公平值於整個持行使期之開支計量。運用香港財務報告準則第2號之前，於該類購股權行使之前，本集團並不確認其財務影響。

於採納香港財務報告準則第3號「業務合併」、香港會計準則第36號「資產減值」及香港會計準則第38號「無形資產」後，收購附屬公司、共同控制及聯營公司之商譽不再予以攤銷，由以往年度則按其估計可使用年期進行攤銷，改為每年進行減值測試。任何於年度內確認之減值虧損於損益表扣除。此項會計政策之轉變已按預期由二零零五年一月一日起應用，而商譽攤銷已於二零零四年十二月三十一日終止。

會計政策之所有變動乃根據各自準則之過渡性條文而作出。除以下各項外，本集團所採納之所有準則均須追溯應用：

- 香港會計準則第16號－就自一項資產交易中購入之物業、廠房及設備，其初步計量乃依據公平值計算，且僅適用於未來交易；
- 香港會計準則第21號－作為海外業務一部分的、對商譽及公平值調整無追溯力之會計處理；
- 香港會計準則第39號－不允許根據此準則追溯確認、終止確認及計算金融資產及負債。本集團於二零零四年比較資料中就其他投資應用以往之會計實務準則第24號「證券投資會計」處理證券投資及對沖關係。會計實務準則第24號與香港會計準則第39號之會計差異所needed之調整，已於二零零五年一月一日確定並確認。
- 香港會計準則第40號－由於本集團已采用公平值模式，本集團無須再重列比較資料，任何調整(包括對投資物業重估盈餘任何部分之重新分類)均須針對於二零零五年一月一日之保留溢利進行調整。
- 香港會計準則-詮釋第15號－於二零零五年一月一日前開始之任何租賃，其激勵措施均不要求確認；
- 香港財務報告準則第2號－所有於二零零二年十一月七日後授出且於二零零五年一月一日尚未行使之所有權益工具才須追溯應用。
- 香港財務報告準則第3號－於二零零五年一月一日後不作追溯應用。

	二零零五年 港幣千元	二零零四年 港幣千元
採納香港財務報告準則第3號之影響：		
行政費用減少-商譽攤銷	407	–
每股盈利(基本及攤薄)增加	0.02仙	–
採納香港會計準則第39號之影響：		
可供出售金融資產增加	527	–
證券投資減少	527	–
以公平值計入損益之金融資產增加	20	–
其他投資減少	20	–
衍生金融工具增加	3,910	–
行政費用增加：		
－可供出售金融資產	175	–
－衍生金融工具	17	–
每股盈利(基本及攤薄)減少	0.01仙	–

本集團尚未提前採用以下已公布但尚未生效之新訂／經修訂準則及詮釋。

香港會計準則第1號(修訂)	資本披露
香港會計準則第19號(修訂)	應計損益，集團計劃及披露
香港會計準則第39號(修訂)	就預計集團間交易之現金流量對沖會計
香港會計準則第39號(修訂)	公平值認股權
香港會計準則第39號及 香港財務報告準則第4號(修訂)	金融擔保合約
香港財務報告準則第7號	金融工具：披露
香港財務報告準則－詮釋第4號	確定一項安排是否含有一項租賃

2. 營業額

	二零零五年 港幣千元	二零零四年 港幣千元
銷售商品予客戶，扣除退回及折扣	642,964	576,232
保養維修服務之收入	46,806	42,386
	689,770	618,618

3. 業務及地區分類

業務分類

就業務管理目的，本集團現時之業務可分為五個經營部份：空調產品、影音設備及其他電器產品、

5. 司法索償撥備

於二零零五年十二月三十一日，就本公司於中華人民共和國(「中國」)境內一間附屬公司所面臨之法律訴訟，本集團已作出一項金額約港幣30,656,000元之司法索償撥備。就於中國之法律訴訟，廣東省高級人民法院(「高級人民法院」)已於二零零六年一月二十四日對該附屬公司作出終審判決。鑑於高級人民法院的判決，該附屬公司正尋求法律意見，考慮能否作出任何相應行動。

6. 經營盈利

	二零零五年 港幣千元	二零零四年 港幣千元
經營業務之盈利已扣除：		
核數師酬金	730	662
折舊：		
自置資產	5,533	6,604
融資租賃資產	148	169
僱員成本，包括董事酬金	63,315	56,958
出售物業、廠房及設備之虧損	77	558
確認為開支之存貨成本(包括存貨減值至可變現淨值 港幣1,736,000元(二零零四年：港幣624,000元))	549,330	487,512
商譽攤銷：		
年內攤銷	–	407
公平值虧損：		
可供出售之金融資產	175	–
其他公平值計入損益之金融資產	81	–
衍生金融工具	17	–
外幣匯兌差額	696	332
並已計入：		
持有其他投資之未變現收益	–	1
利息收入	349	48

7. 所得稅

開支／(撥回)包括：

	二零零五年 港幣千元	二零零四年 港幣千元
本年度稅項：		
香港利得稅	138	243
海外所得稅	306	170
	444	413
遞延稅項：		
本年度	11,058	(29,915)
本公司及其附屬公司應佔所得稅	11,502	(29,502)

香港利得稅乃根據本年度於香港產生之估計應課稅盈利按17.5%(二零零四年：17.5%)計算。

海外稅項乃根據各自司法權區之現行稅率計算。

8. 每股盈利

每股基本盈利之計算方法，乃根據股東應佔盈利約港幣35,461,000元(二零零四年：港幣1,722,000元)及年內已發行普通股之加權平均數2,216,154,331股普通股(二零零四年：2,216,154,331股)計算。

由於本公司之未行使認股權之行使價高於兩個年度之股份平均市價，故並無每股攤薄盈利。

9. 貿易往來及其他應收賬款

本集團給予客戶平均七至九十天之信貸期。其貿易往來應收賬款減撥備之賬齡分析如下：

	二零零五年 港幣千元	二零零四年 港幣千元
三十天以內	50,275	29,218
三十一天至六十天	11,175	10,609
六十一天至九十天	4,296	2,398
九十一天至一年	1,907	8,469
一年以上	2,002	1,986
貿易往來應收賬款減撥備總額	69,655	52,680
訂金、預付款及其他應收賬款	34,287	20,907
	103,942	73,587

於二零零五年十二月三十一日，本集團貿易往來及其他應收款之公平值與相應賬面值大致相等。

就貿易往來應收賬款，並無重大集中信貸風險，因為本集團客戶數量眾多，分散於國際市場。

10. 貿易往來及其他應付賬款

於結算日，貿易往來應付賬款之賬齡分析如下：

	二零零五年 港幣千元	二零零四年 港幣千元
三十天以內	5,598	5,070

	附註		
流動資產			
存貨		81,157	85,023
持作出售物業之可變現淨值		24,851	34,000
貿易往來及其他應收賬款	9	103,942	73,587
應收聯營公司款項		4,528	8,931
其他投資		–	101
其他以公平值計入損益的金融資產		20	–
衍生金融工具		3,910	–
銀行結存及現金		24,009	15,952
		242,417	217,594
流動負債			
貿易往來及其他應付賬款	10	118,832	107,768
司法索償撥備	5	30,656	–
應付票據		18,160	38,840
應繳稅項		421	241
應付關聯公司款項		4,100	9,726
一年內到期之融資租賃債務		82	84
一年內到期之貸款		69,333	32,820
		241,584	189,479
流動資產淨值		833	28,115
資產總值減流動負債		374,022	422,182
非流動負債			
可換股貸款票據		28,951	–
一年後到期之融資租賃債務		319	408
一年後到期之貸款		13,727	131,624
一名少數股東貸款		–	128
應付一間關聯公司款項		5,352	–
遞延稅項負債		21,152	25,094
		69,501	157,254
資產淨值		304,521	264,928
資本及儲備			
股本		221,615	221,615
儲備		79,362	41,704
本公司權益持有人應佔權益		300,977	263,319
少數股東權益		3,544	1,609
總權益		304,521	264,928

附註：

1. 編製基準

此綜合財務報表乃依據香港會計師公會頒佈之香港財務報告準則(「香港財務報告準則」，亦包含香港會計準則及其詮釋)，香港普遍接納之會計原則，香港公司條例之披露要求及《香港聯合交易所有限公司證券上市規則》(上市規則)之適用披露要求編製。該綜合財務報表按歷史成本慣例編製，惟若干可供出售金融資產之重估、以公平值計入損益之金融資產及金融負債(包括衍生工具)及以公平值入賬之投資物業例外。

依據香港財務報告準則編製財務報表，須采用若干關鍵會計估計。亦要求管理層於執行本公司會計政策時運用判斷。

採納新訂／經修訂之香港財務報告準則

於二零零五年，本集團已采納以下有關其業務之香港財務報告準則之新訂／經修訂準則及詮釋。二零零四年之比較數字已根據有關之規定重列。

香港會計準則第1號	財務報表之呈列
香港會計準則第2號	存貨
香港會計準則第7號	現金流量報表
香港會計準則第8號	會計政策、會計估計之變更及差錯
香港會計準則第10號	結算日後事項
香港會計準則第16號	物業、廠房及設備
香港會計準則第17號	租賃
香港會計準則第21號	外幣匯率變動之影響
香港會計準則第23號	借貸成本
香港會計準則第24號	關聯方披露
香港會計準則第27號	綜合及獨立財務報表
香港會計準則第28號	於聯營公司之投資
香港會計準則第32號	金融工具：披露及呈列
香港會計準則第33號	每股盈利
香港會計準則第36號	資產減值
香港會計準則第38號	無形資產
香港會計準則第39號	金融工具：確認及計量
香港會計準則第39號(修訂)	金融資產及負債之過渡性及初步確認
香港會計準則第40號	投資物業
香港會計準則詮釋第15號	經營租賃－激勵措施
香港財務報告準則第2號	以股份方式支付
香港財務報告準則第3號	業務合併

除下文進一步載述者外，采納新訂／經修訂香港會計準則、詮釋及香港財務報告準則並無對本集團之會計政策造成重大影響。

概括而言：

- 香港會計準則第1號對少數股東權益、應佔聯營公司除稅後業績淨額之呈列及其他披露事項造成影響。
- 香港會計準則第2、7、8、10、16、23、27、28、33號及香港會計準則詮釋第15號對本集團政策並無重大影響。
- 香港會計準則第21號並未對本集團政策造成實質影響。每個合併實體之功能貨幣均已按經修訂標準之指引進行重估。
- 香港會計準則第24號對識別關連方及若干其他關連方披露構成影響。

3. 業務及地區分類

業務分類

就業務管理目的，本集團現時之業務可分為五個經營部份：空調產品，影音設備及其他電器產品、汽車及汽車配件、直銷及物業投資。該等部份為本集團呈報其主要分類資料之基準。

主要業務如下：

空調產品	分銷及安裝空調產品
影音設備及其他電器產品	分銷影音設備(包括汽車音響產品)及家用電器
汽車及汽車配件	買賣汽車及相關配件及提供汽車維修服務
直銷	零售消費電子產品及家用電器
物業投資	投資物業及持作出售物業之租賃

有關該等業務之分類資料呈列如下：

二零零五年

	空調產品 港幣千元	影音設備及其他電器產品 港幣千元	汽車及汽車配件 港幣千元	直銷 港幣千元	物業投資 港幣千元	其他 港幣千元	抵銷 港幣千元	綜合賬目 港幣千元
營業額								
外部銷售收益	97,987	212,161	377,845	1,777	–	–	–	689,770
業務之間銷售收益	761	157	–	30	–	–	(948)	–
營業總額	98,748	212,318	377,845	1,807	–	–	(948)	689,770

業務之間銷售收益以當時市場價格入賬。

	空調產品 港幣千元	影音設備及其他電器產品 港幣千元	汽車及汽車配件 港幣千元	直銷 港幣千元	物業投資 港幣千元	其他 港幣千元	抵銷 港幣千元	綜合賬目 港幣千元
業績								
分類業績	2,353	4,740	11,576	(962)	12,749	(361)	130	30,225
債務清償收益								88,178
未分類之其他公司收入								487
司法索償撥備								(30,656)
未分類之公司支出								(11,912)
經營盈利								76,322
財務費用								(6,685)
應佔聯營公司業績	–	(23,455)	2,716	–	–	–	–	(20,739)
除稅前盈利								48,898
所得稅開支								(11,502)
本年度盈利								37,396

二零零四年

	空調產品 港幣千元	影音設備及其他電器產品 港幣千元	汽車及汽車配件 港幣千元	直銷 港幣千元	物業投資 港幣千元	其他 港幣千元	抵銷 港幣千元	綜合賬目 港幣千元
營業額								
外部銷售收益	122,449	137,543	314,590	44,036	–	–	–	618,618
業務之間銷售收益	1,096	5,615	–	107	–	–	(6,818)	–
營業總額	123,545	143,158	314,590	44,143	–	–	(6,818)	618,618

業務之間銷售收益以當時市場價格入賬。

	空調產品 港幣千元	影音設備及其他電器產品 港幣千元	汽車及汽車配件 港幣千元	直銷 港幣千元	物業投資 港幣千元	其他 港幣千元	抵銷 港幣千元	綜合賬目 港幣千元
業績								
分類業績	3,931	(490)	10,338	(6,632)	(1,006)	–	692	6,833
未分類之公司支出								(4,724)
經營盈利								2,109
財務費用								(7,902)
出售附屬公司之虧損淨額	–	–	–	–	(1,745)	–	–	(1,745)
重組費用								(1,320)
應佔聯營公司業績	–	(17,483)	(2,260)	–	–	–	–	(19,743)
除稅前虧損								(28,601)
所得稅撥回								29,502
本年度盈利								901

地區分類

本集團之業務主要分佈於香港、新加坡、馬來西亞、中華人民共和國(香港及澳門以外地區)(「中國」)及澳門。下表按市場地區分析本集團之營業額(不論商品／服務之原產地)：

	地區分類之營業額 二零零五年 港幣千元	地區分類之營業額 二零零四年 港幣千元	對經營業績之貢獻 二零零五年 港幣千元	對經營業績之貢獻 二零零四年 港幣千元
香港	571,499	449,798	22,984	14,775
新加坡	56,027	53,160	51	353
馬來西亞	29,790	26,717	1,542	1,392
中國	11,931	58,824	(5,526)	(17,011)
澳門	19,966	27,871	845	478
其他	557	2,248	95	58
	689,770	618,618	19,991	45
其他營業收入			10,721	6,788
債務清償收益			88,178	–
司法索償撥備			(30,656)	–
未分類之公司支出			(11,912)	(4,724)
經營盈利			76,322	2,109

4. 債務清償收益

就二零零二年六月二十八日與一供應商三菱重工株式會社(「三菱重工」)達成之貸款安排，本集團於二零零五年二月二十四日與三菱重工簽署債務清償協議。依據該債務清償協議，截至二零零四年十二月三十一日止本金與應計利息共計約港幣135,000,000元，以金額約港幣46,800,000萬元悉數清償，錄得收益約港幣88,200,000元。是項清償乃透過本集團一項新借長期銀行貸款及集團內部資源完成。

	二零零五年 港幣千元	二零零四年 港幣千元
三十天以內	5,598	5,070
三十一天至六十天	2,924	2,191
六十一天至九十天	4,404	3,337
九十一天至一年	719	988
一年以上	536	1,329
貿易往來應付賬款總額	14,181	12,915
客戶按金、應付費用及其他應付賬款	104,651	94,853
	118,832	107,768

於二零零五年十二月三十一日，本集團貿易往來及其他應付賬款之公平值與其對應賬面值大致相等。

股息

董事並不建議就截至二零零五年十二月三十一日止年度派發末期股息(二零零四年：無)。本年內並無派發中期股息(二零零四年：無)。

管理層討論、經營業績及財務狀況分析

經營業績

營業額

本集團截至二零零五年十二月三十一日止年度營業額較去年之港幣618,600,000元繼續錄得11.5%(二零零四年：11.8%)之兩位數增幅，達港幣689,800,000元。誠如本公司於去年之解釋，此項增長進一步支持本公司總體業務已復甦。

毛利

儘管價格競爭激烈，但本公司仍能達至高銷售額。毛利率由去年21.2%微降0.8%至今年之20.4%，然本公司之毛利並未大受影響，增長港幣9,300,000元(增長率7.1%，二零零四年：8.7%)至港幣140,400,000元(二零零四年：港幣131,100,000元)。

經營盈利

董事會欣然宣佈，吾等之經營盈利創近年新高，錄得盈利港幣76,300,000元(二零零四年：港幣2,100,000元)。

構成經營盈利一部分之收益港幣13,100,000元(二零零四年：港幣600,000元)，反映重估物業所致之價值波動，及出售物業產生之虧損。

為審慎起見(倘非過度謹慎)，本公司就其中國附屬公司遭司法索償一事，悉數就或然負債撥備約港幣30,700,000元。然本集團最終須作全額償付之可能性甚微。

股東應佔盈利

董事會欣然向股東呈報，今年股東應佔盈利令人振奮，為港幣35,500,000元，較去年勁增港幣33,800,000元(二零零四年：港幣1,700,000元)

應佔聯營公司業績主要反映應佔於江門之聯營公司虧損港幣23,500,000元(二零零四年：港幣17,500,000元)。所得稅淨開支達港幣11,500,000元(二零零四年：港幣29,500,000元之撥回淨額)，主要反映因與一主要供應商之債務清償協議而使用之遞延稅項資產。

財務狀況

本集團於二零零五年十二月三十一日之貸款總額為港幣83,100,000元(二零零四年：港幣164,400,000元)，本集團之資產與負債比率為16.1%(二零零四年：50.2%)，乃根據長期負債(不包括遞延稅項)港幣48,400,000元(二零零四年：港幣132,200,000元)及股東權益港幣301,000,000元(二零零四年：港幣263,300,000元)計算。根據流動資產港幣242,400,000元(二零零四年：港幣217,600,000元)及流動負債港幣241,600,000元(二零零四年：港幣189,500,000元)計算，流動比率為1.0(二零零四年：1.1)。

根據本集團之慣常管理方式，對於外匯交易，本集團會透過對沖方式與銀行鎖定匯率以控制成本。於二零零五年十二月三十一日，所購買而未到期履約之銀行期匯合約總額為港幣3,900,000元(二零零四年：港幣14,500,000元)。

本集團於二零零五年十二月三十一日之貿易信貸額為港幣200,100,000元(二零零四年：港幣128,200,000元)，當中已動用港幣107,900,000元(二零零四年：港幣91,800,000元)。於二零零五年年終，本集團若干物業、存貨、貿易應收賬款及一間附屬公司之全部資產合共港幣305,600,000元(二零零四年：港幣325,400,000元)已經抵押，作為銀行授出貸款之抵押品。

於截至二零零四年及二零零五年十二月三十一日止兩個年度，本集團之或然負債包括因印度之一間附屬公司所牽涉之法律程序而產生約港幣1,300,000元，及因向一名關連人士授出購股權而產生約港幣10,333,000元(二零零四年：約港幣1,000,000元)。於二零零四年十二月三十一日，本集團之或然負債約港幣29,200,000元，乃因本公司於中國之一間附屬公司牽涉法庭案件而產生，本公司已於二零零五年年度就此作出約港幣30,700,000元之悉數撥備。

業務回顧

空調產品

此業務包括對「三菱重工」(日本三菱重工業株式會社)、中國大陸之「格力」及自身品牌「先力」等三個主要品牌不同系列之家用及商用空調產品進行市場推廣及分銷。本集團亦向顧客提供售後服務及支援。

年內空調產品錄得港幣98,000,000元營業額(二零零四年：港幣122,400,000元)，較去年下滑19.9%。部分原因乃「LG」業務由獨家代理轉為批發業務。此外，「三菱重工」停止生產其商用水冷式櫃機系列，導致銷量下降。儘管競爭激烈，毛利仍能維持與去年相若之滿意水平。此佳績源於產品之良好定位及本集團品牌於市場之適當分類，並重點推售商用產品以及控制成本。

影音及其他電子產品

主要業務包括對本集團自身品牌「樂爵士」及「先力」影音產品，日本「馬蘭士」、「山水」影音產品，日本「阿爾派」汽車電子產品之市場推廣及分銷，以及韓國「LG」電器產品之批發。

香港、新加坡及馬來西亞等主要市場經濟持續改善，加之吾等產品及市場拓展成功，營業額較去年勁增54.3%，達港幣212,200,000元（二零零四年：港幣137,500,000元）。透過推出全新液晶體電視、MP3、DVD錄像機及全新優質揚聲器系統，本集團之英國自身品牌「樂爵士」獲得極大成功。

專為提供移動娛樂的「阿爾派」汽車電子產品銷售額頗佳，於新加坡及馬來西亞，原設備生產及零售市場業務之銷售額及利潤均錄得增長。

汽車及汽車部件分銷

此業務主要包括意大利「法拉利」及「瑪莎拉蒂」汽車及配件於香港及澳門之進口、分銷及售後服務。

「法拉利」及「瑪莎拉蒂」於香港市場強勁增長，令該業務銷售額上升20.1%，達港幣377,800,000元（二零零四年：港幣314,600,000元）。年內之盈利貢獻亦錄得增長。汽車服務中心服務收入增長顯著，對營業盈利貢獻良多。集團繼續對所有入口至中國的「法拉利」及「瑪莎拉蒂」進行交貨前檢驗(PDI)，是項服務收費亦對本集團盈利有所貢獻。

年內本集團新推出「法拉利」F430型號8汽缸跑車，該新型號並創下訂單最多紀錄。F430自七月開始付運，並為下半年帶來銷售額及盈利之高增長。

其他業務

年內，本集團被委任為意大利著名機動遊艇「法拉帝」於華南地區之區域代理，代理區包括廣東、福建、海南及廣西。

吾等於香港及中國大陸的投資物業之租金收入有所增加。

新加坡及馬來西亞市場

於新加坡之業務包括分銷「三菱重工」及「先力」空調產品，「阿爾派」及「樂爵士」汽車音響，以及「馬蘭士」、「樂爵士」及「Mordaunt-Short」家庭影音產品。雖建築市場疲軟令空調設備業務未如理想，汽車音響產品於原設備生產及零售市場業務之銷售額均錄得增長。年內新加坡業務並錄得盈利。

馬來西亞業務主要包括與新加坡業務相同之汽車音響及家庭影音產品。於二零零五年，汽車音響部門增長良好，馬來西亞業務並錄得盈利。

合營生產業務
（金羚電器有限公司－「金羚電器」）

這間由本集團擁有50%權益之公司，從事設計及生產以「金羚」品牌之洗衣機在中國銷售，現時亦作為非洲、拉丁美洲、中東及東南亞客戶之原設備生產商（「OEM」）。

於本年度，銷售額增加人民幣29,600,000元（6.4%）至人民幣494,300,000元（二零零四年：人民幣464,700,000元）。由於原料成本上升，導致毛利率倍添受壓。應佔金羚電器虧損達港幣23,500,000元（二零零四年：港幣17,500,000元）。然而吾等於努力尋求解決方案已取得進展，以儘量減少本集團於是項投資中的虧損。

員工

於二零零五年年結日，本集團（不包括聯營公司）總員工人數為316人（去年為283人），使總人數增加11.7%，主要乃汽車業務部擴張及新開幕之香港3S汽車服務中心增聘人手所致。

結算日後事項

- **獲得分銷權**

  於二零零六年二月，本集團透過收購恆標有限公司，獲得「北極牌」產品於香港及澳門之分銷權。除美國「北極牌」以外，於二零零六年初本集團亦獲得韓國著名品牌「大宇」電器產品之分銷權。

- **於中華人民共和國內法律程序的最新消息**

  於二零零六年二月十七日，本公司刊發公佈，當中披露有關廣州市祥能置業投資有限公司（「祥能」即原告人）對本公司擁有92%權益的附屬公司東莞長興制冷設備有限公司（「長興」即抗辯人）提出法律程序（「法律程序」），追討1,996,600美元（相等於約港幣15,600,000元）及相關利息。

  廣東省高級人民法院（「高級人民法院」）已確認東莞市中級人民法院（「東莞市法院」）於二零零六年一月二十四日判祥能勝訴，判長興向祥能支付相當於其索賠的未償本金額及相關利息合計的金額以及法律程序的受理費。據高級人民法院的確認，長興根據東莞市法院的指令應支付的金額合計約為港幣31,100,000元（截至二零零六年二月十七日）。長興現正就高級人民法院的判決而可作出的相應行動尋求法律意見。

  本集團於一九九八年初收購長興。法律程序乃關於長興於一九九三年（於長興成為本公司的附屬公司前）借取的款項。於一九九八年收購長興時，賣方並未向本公司披露有關事宜。鑑於高級人民法院的判決，本集團將檢討導致收購長興92%權益的情況，並於尋求意見後，將考慮本集團能否作出任何相應行動，包括向賣主索賠。

- **出售合營企業的股本權益**

  於二零零五年十二月三十日，本公司間接擁有89.92%權益的附屬公司駿駿汽車有限公司與Ferrari S.p.A.訂立股權轉讓協議，內容為有關以代價870,000美元（相當於約港幣6,800,000元）轉讓法拉利瑪莎拉蒂汽車國際貿易（上海）有限公司（該「合營企業」）29%的股本權益。該合營企業的業務範圍為「法拉利」、「瑪莎拉蒂」品牌汽車及其配件及輔助產品於中華人民共和國的進口、分銷及銷售。

展望

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

WO KEE HONG (HOLDINGS) LIMITED
和記行（集團）有限公司*

（於百慕達註冊成立之有限公司）
（股份編號：720）

建議股份合併、更改每手買賣單位
購回證券之一般授權及發行新股之一般授權

建議股份合併
本公司建議進行股份合併，據此，每十(10)股已發行股份將合併為一(1)股合併股份。股份合併須待（其中包括）股東於股東特別大會上批准後方可作實。

新一般授權
倘若股份合併生效，則本公司之已發行股本將由現有2,216,154,331股每股面值港幣0.10元之股份，合併為221,615,433股每股面值港幣1.00元之合併股份。

股東特別大會
本公司將盡快向股東寄發通函，當中載有（其中包括）建議股份合併及新一般授權之其他詳情，連同股東特別大會之通告。

謹此提述本公司分別於二零零五年八月十八日及二零零六年二月二十三日刊發之公佈。於二零零五年八月十八日刊發之公佈中，董事宣佈（其中包括）根據上市規則第13.64條，本公司將於二零零五年八月十八日起計六個月內召開股東特別大會，以考慮及批准合併股份之建議。於二零零六年二月二十三日發表之公佈中，董事會宣佈將繼續監察股份之股價表現，並考慮是否進行股份合併之建議。董事會已決議建議將股份合併，基準為將十(10)股股份合併為一(1)股面值港幣1.00元之合併股份，並有意於股東特別大會上提呈股份合併，以供股東考慮及批准。

於股東特別大會上，董事亦將尋求股東批准授出新一般授權，以於股份合併生效後，購回及發行合併股份。

建議股份合併

於本公佈刊發日期，本公司之法定股本為港幣350,000,000元，分為3,500,000,000股股份，當中2,216,154,331股股份為已發行及繳足股款之股份。於進行股份合併後，以及根據本公司於股份合併生效當日前並無發行及配發任何其他股份，則本公司之法定股本將仍為港幣350,000,000元，但將包括350,000,000股合併股份，當中221,615,433股合併股份將予發行。

合併股份之地位

合併股份將於所有方面彼此享有同等權益。股份合併將不會導致股東之相關權利有任何變動。買賣合併股份之每手買賣單位，將改為每手買賣單位5,000股合併股份。

本公司將向聯交所申請批准因股份合併而產生之合併股份上市及買賣。

買賣單位之安排

股份目前按每手買賣單位2,000股股份進行買賣。根據股份於二零零六年四月十一日之收市價每股港幣0.052元計算，目前每手買賣單位2,000股股份之價值為港幣104元。於股份合併生效後，合併股份將按每手買賣單位5,000股合併股份予以買賣，以致根據股份於二零零六年四月十一日之收市價計算，預期每手買賣單位5,000股合併股份之價值會超過港幣2,000元。任何合併股份之碎股將不會予以發行，但將集集起來於市場出售，收益歸本公司所有。

碎股安排及零碎合併股份

為了買賣合併股份之碎股，本公司將委任南華證券投資有限公司，按「竭盡所能」之基準向有意收購或出售彼等所持零碎合併股份之股東提供對盤服務。有意把握是次買賣機會之合併股份碎股持有人，應於二零零六年六月十六日至二零零六年七月二十一日（包括首尾兩日）期間內，直接或透過彼等之持牌證券交易商聯絡南華證券投資有限公司之胡立維先生，地址為香港中環花園道1號中銀大廈28樓（電話號碼：(852) 2845-6636）。

換領股票

待股份合併生效（預期於二零零六年六月十五日下午四時正）後，股東可於二零零六年六月十六日或之後，直至二零零六年七月二十六日（包括首尾兩日）止，將現有股份之股票送交本公司之香港股份過戶登記分處（「股份過戶登記分處」）標準證券登記有限公司（地址為香港灣仔皇后大道東28號金鐘匯中心26樓），以換領合併股份之股票，基準為每十(10)股現有股份獲發一(1)股合併股份，有關費用由本公司支付。此後，股份之股票將繼續是有效之所有權文件，但須於股東向股份過戶登記處支付每張股票港幣2.50元之費用（或聯交所不時可能指定之較高款額）情況下方可用來換領新股票。

股份合併之影響

股份合併對本集團之相關資產負債、業務營運、管理或財務狀況（不包括與此相關之開支）或股東於本公司之權益比例及彼等各自之投票權並無構成影響。

股份合併所涉及之開支估計約為港幣260,000元。

股份合併之條件

股份合併須待達成以下各項後始可作實：

(a) 股東於股東特別大會上通過批准股份合併之普通決議案；及

(b) 聯交所批准於股份合併生效後已發行之合併股份上市及買賣。

股份合併之原因

誠如本公司於二零零五年八月十八日發表之公佈所載，由於股份之價格將接近港幣0.01元之下限，應聯交所要求及根據上市規則第13.64條，

根據購股權計劃及可兌換票據之認購協議各自之規則，於股份合併生效後，可能需要對(i)購股權計劃之行使價及股份數目；以及(ii)可兌換票據之兌換價及股份數目作出修訂。有關核數師對於潛在修訂之證明，將載於寄發予股東之通函內。

預期時間表

以下為股東特別大會及股份合併之預期時間表，其乃取決於達成股份合併受到規限之相關條件之日期。倘若預期時間表有任何變動，本公司將另行發表公佈知會股東及投資者。

	二零零六年
交回股東特別大會代表委任表格之最後期限	六月十三日（星期二）下午十二時十五分
股東特別大會	六月十五日（星期四）下午十二時十五分
股份合併之生效日期	六月十五日（星期四）下午四時正
買賣合併股份之開始日期	六月十六日（星期五）上午九時三十分
買賣每手買賣單位為2,000股股份（以現有股票之形式買賣）之現時櫃枱暫時關閉	六月十六日（星期五）上午九時三十分
買賣每手買賣單位為200股合併股份（以現有股票之形式買賣）之臨時櫃枱開啟	六月十六日（星期五）上午九時三十分
股票免費換領合併股份之新股票之首日	六月十六日（星期五）
受委任之經紀開始在市場上提供對盤服務	六月十六日（星期五）上午九時三十分
進行碎股買賣之首日	六月十六日（星期五）
買賣每手買賣單位為5,000股合併股份（以新股票形式買賣）之現有櫃枱重開	六月三十日（星期五）上午九時三十分
合併股份（以現有及新股票之形式買賣）開始並行買賣	六月三十日（星期五）上午九時三十分
合併股份（以現有及新股票之形式買賣）並行買賣結束	七月二十一日（星期五）下午四時正
受委任之經紀終止在市場上提供對盤服務	七月二十一日（星期五）下午四時正
進行碎股買賣之最後一日	七月二十一日（星期五）
買賣每手買賣單位為200股合併股份（以現有股票形式買賣）之臨時櫃枱關閉	七月二十一日（星期五）下午四時正
交回股份之股票，免費換領合併股份之新股票之最後時間及日期	七月二十六日（星期三）下午四時正

一般資料

本公司將盡快向股東寄發通函，當中載有（其中包括）股份合併及新一般授權之詳情，連同股東特別大會之通告。

釋義

於本公佈內，除文義另有所指外，以下詞彙具以下涵義：

「董事會」	指	董事會；
「本公司」	指	和記行（集團）有限公司，一間於百慕達註冊成立之受豁免有限公司，其股份於聯交所主板上市；
「合併股份」	指	根據股份合併，將10股每股面值港幣0.10元之股份合併為每股面值港幣1.00元之股份；
「可兌換票據」	指	本公司於二零零五年九月七日向錦興集團有限公司間接控制其100%權益之Cross Profit Capital Limited發行於二零零八年到期本金額港幣30,000,000元票息7.25%之可兌換票據；
「董事」	指	本公司董事；
「現有一般授權」	指	於二零零五年六月十五日舉行股東週年大會上授予董事之一般及無條件授權之統稱，以授權董事配發、發行及以其他方式處置不超過本公司於通過批准有關授權之決議案當日已發行股本面值總額20%之新股份，以及購回最多達本公

共和國的進口、分銷及銷售。

展望

於二零零六年，本集團之主要市場香港、澳門、中國大陸、新加坡及馬來西亞均有望繼續增長，並為本集團提供充沛商機。

吾等將從汽車廠家獲配更多汽車，故汽車業務有望錄得良好銷售額及盈利增長。新汽車型號大受市場歡迎，部分訂單交貨期要排到兩年之後。吾等亦擬增售更多汽車品牌，以補充現有系列向顧客提供更全面產品。新開幕的3S中心增加了汽車銷量及維修服務。

空調業務將維持其銷售額及利潤水平。「北極牌」加入吾等之電器產品陣容後，有望藉洋酒恆溫櫃等獨特產品締造更高毛利。此外，透過特許之品牌授權，本集團亦可開發新產品提高銷售量。吾等之「先力」品牌將開發新型時尚生活產品，例如按摩椅等。

本集團之「樂爵士」品牌影音產品將開發更特別、毛利更高之產品，以同時提高產品形象及利潤水平。吾等將致力開拓「樂爵士」於中國大陸及海外市場之分銷。今年吾等將嘗試開拓音樂軟件市場，並已設立「Rogers Music」品牌，從事音樂出版及藝人管理事務。

銷售更多高級奢侈品牌乃集團之經營方向，奪取意大利「法拉帝」機動游艇於良好銷售潛力之華南地區的分銷權，即是良好開端。本集團將盡力爭取更多高級奢侈品牌分銷權，以加強本集團分銷多元化之地位，並帶來豐沛之毛利。

本集團亦計劃增加位於香港的和記行大廈之盈利貢獻。此乃本集團最大的單一固定資產，佔地73,195平方呎，總面積433,482平方呎。吾等正考慮將大廈用途改變。現時，該大廈及其他物業之租金收入正持續增加。

此外，吾等在調整於金羚電器有限公司投資之方案已取得良好進展，將對本集團帶來之損失降至最低。

買賣或贖回證券

本公司及其附屬公司於本年度概無購回、出售或贖回任何本公司證券。

發行可換股票據

於二零零五年八月十八日，本公司就錦興集團有限公司或其附屬公司或其聯屬公司認購本公司發行本金為港幣30,000,000元，票面息率為7.25%的可換股票據(「可換股票據」)，與錦興集團有限公司達成認購合約。初始換股價為每股港幣0.10元，須經調整。到期日乃以該可換股票據發行日期計第三個週年日之前一日。可換股票據按每股港幣0.10元悉數轉換後將發行300,000,000股，佔本公佈日本公司已發行股本之13.54%或佔本公司因換股而增加之股本之11.92%。可換股票據集資淨值約為港幣28,000,000元，用於本公司一般營運資金。於回顧年度，並無任何可換股票據被轉換或贖回。

建議之股份合併

請參閱本公司分別於二零零五年八月十八日及二零零六年二月二十三日之公佈。依據上市規則13.64條之規定，董事會決定對本公司之股份進行合併，每十股現有股份合併為一股，並建議將股份合併提呈股東特別大會(於二零零六年六月十五日舉行)由股東審議批准。建議股份合併之詳情刊載於二零零六年四月十二日刊登之另一則公佈內。

公司管治

依董事之意見，年內，本公司符合香港聯合交易所有限公司證券上市規則附錄14所載企業管治常規守則(「守則」)之規定，惟董事會主席與行政總裁職能分開之規定例外。

守則A.2.1條規定，主席與行政總裁之職能必須分開，且不得由同一人擔任。

李文輝先生(「李先生」)身兼執行主席及行政總裁職務。董事會認為該架構並不會損害董事會與管理層之間的權力與職權平衡。此乃因為，董事會已就董事會及管理層之權力及職權，採納清晰指引。該指引將於企業管治報告內公佈並與二零零五年年報一起派發予股東。

守則第A.4.2條規定，每位董事(包括有指定任期的董事)應輪流退任，至少每三年一次。

根據和記行(集團)有限公司一九九一年公司法，擔任主席或董事總經理無須按本公司章程細則輪席退任。為完全遵守A.4.2條規定，本公司執行主席及行政總裁李先生已向公司發出確認，表示於將來之股東週年大會上按規定之期限自願退任，以使本公司完全遵守守則，並願於有關股東週年大會上膺選連任。故此，本公司業已遵從守則A.4.2條之規定。

審核委員會審閱

審核委員會已審閱本集團截至二零零五年十二月三十一日止年度之經審核綜合財務報表，包括本集團採納之會計原則及實務，並於審閱期間討論內部監控及財務報告事項。

股東週年大會及股東特別大會

本公司股東週年大會及股東特別大會將於二零零六年六月十五日舉行。本公司擬於或約於二零零六年四月二十五日寄發股東週年大會通告予股東，請屆時參閱。

承董事會命
執行主席兼行政總裁
李文輝

香港，二零零六年四月十一日

截至本公佈日期，董事會成員包括執行董事李永森先生、李文輝先生、孫志冲先生、李文彬先生、汪瀚東先生及許捷成先生；及非執行董事余金霞女士；以及獨立非執行董事陳文生先生、李卓民先生及張應坤先生。

業績公佈之副本可於香港之主要辦事處索取－傳真號碼：(852) 2521-7198。
二零零五年年報及賬目將於或約於二零零六年四月二十五日向股東寄發。

和記行(集團)有限公司
主要辦事處：新界葵涌青山道585-609號和記行大廈A座十樓
傳真號碼：(852) 2521-7198
網址：http://www.wokeehong.com.hk

* *僅供識別*

股份合併之原因

誠如本公司於二零零五年八月十八日發表之公佈所載，由於股份之價格將接近港幣0.01元之下限，應聯交所要求及根據上市規則第13.64條，以及經監察過去七個月之股價表現後，董事會相信，目前乃執行建議中之股份合併之適合時機。建議中之股份合併將增加股份之面值，以及削減目前已發行之股份總數。預期股份合併將令到股份之成交價增加，並將於股東買賣股份時削減股東之整體交易成本。

建議授出新一般授權

於本公司在二零零五年六月十五日舉行之股東週年大會上，通過普通決議案，涉及(其中包括)授予董事現有一般授權，(i)以購回(其中包括)面值總額不超過本公司於二零零五年六月十五日已發行股本面值總額10%之股份；及(ii)配發及發行及以其他方式處置不超本公司於二零零五年六月十五日已發行股本面值總額20%，以及本公司所購回任何股份之面值(最多達本公司已發行股本面值總額之10%)之股份。

現有一般授權將於本公司在二零零六年六月十五日(緊接股東特別大會舉行前)舉行之股東週年大會結束時失效。

於股份合併生效，可配發、發行及以其他方式處置最多達44,323,086股合併股份，佔本公司於股份合併生效後之已發行股本20%；及行使本公司之權力，以購買最多達22,161,543股合併股份，佔本公司於股份合併生效後之已發行股本10%後，董事會將尋求股東批准後授出新一般授權。

未行使購股權

於本公佈刊發日期，根據本公司分別於一九九一年六月二十二日、二零零一年六月二十八日及二零零二年五月三十日採納之購股權計劃已授出及尚未行使之購股權所涉及之股份數目分別為11,421,118股、118,616,032股及84,146,958股股份。

股份合併一旦生效，以及根據於股份合併生效當日有尚未行使購股權之基準，本公司已要求其核數師就根據各購股權計劃之規則、上市規則第17.03(13)條及聯交所發出之補充指引而須作出調整(如有)之證明。

根據各購股權計劃之規則及聯交所發出之補充指引，將作出相應調整，以致於作出有關修訂前及之後，購股權承授人有權享有之本公司已發行股本比例仍舊相同。

可兌換票據

於二零零五年九月七日，本公司已向錦興集團有限公司間接控制其100%權益之Cross Profit Capital Limited發行可兌換票據。該等票據於按初步兌換價港幣0.10元獲悉數兌換後，可兌換為300,000,000股股份。根據可兌換票據之條款，於股份合併生效後，可兌換票據之兌換價將調整為港幣1.00元。於股份合併生效後悉數行使可兌換票據時，將發行合共30,000,000股合併股份，佔本公司於股份合併後之已發行股本約13.54%，以及佔本公司經30,000,000股合併股份擴大後之已發行股本約11.92%。

[illegible]	[illegible]	授予董事之一般及無條件授權之統稱，以授權董事配發、發行及以其他方式處置不超過本公司於通過批准有關授權之決議案當日已發行股本面值總額20%之新股份，以及購回最多達本公司於通過批准有關授權之決議案當日已發行股本面值總額10%之股份；
「本集團」	指	本公司及其附屬公司；
「發行授權」	指	於股東特別大會上授予董事之一般及無條件授權，以處置不超過本公司於股份合併生效當日已發行股本面值總額20%之新合併股份；
「上市規則」	指	聯交所證券上市規則；
「新一般授權」	指	發行授權及購回授權之統稱；
「購回授權」	指	於股東特別大會上授予董事之一般及無條件授權，以於聯交所購回最多達本公司於股份合併生效當日已發行股本面值總額10%之本公司證券；
「股東特別大會」	指	將召開及舉行之股東特別大會，以考慮及酌情批准股份合併及新一般授權；
「股份」	指	本公司股本中每股面值港幣0.10元之普通股；
「股東」	指	股份或合併股份(如文義所需)之持有人；
「股份合併」	指	建議將每股面值港幣0.10元之10股股份合併為一股面值港幣1.00元之合併股份；
「購股權」	指	根據本公司分別於一九九一年六月二十二日、二零零一年六月二十八日及二零零二年五月三十日採納之購股權計劃，授出可認購股份或合併股份(視情況而定)之購股權；
「聯交所」	指	香港聯合交易所有限公司；
「港幣」	指	香港法定貨幣港元；及
「%」	指	百分比

於本公佈日期，董事會成員包括執行董事李永森先生、李文輝先生、孫志冲先生、李文彬先生、汪瀚東先生及許捷成先生；及非執行董事余金霞女士；以及獨立非執行董事陳文生先生、李卓民先生及張應坤先生。

承董事會命
和記行(集團)有限公司
執行主席兼行政總裁
李文輝

香港，二零零六年四月十一日

* *僅供識別*

FORTUNA INTERNATIONAL HOLDINGS LIMITED
廣益國際集團有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：530)

公佈

本公佈乃根據香港聯合交易所有限公司證券上市規則第13.09段作出。

本公司之董事會注意到，本公司擁有75%權益之附屬公司錦豐有限公司未能就審核用途提供有關截至二零零五年十二月三十一日止年度之充份財務資料。董事會現正調查有關事宜，並評估有關事宜對本公司本年度全年業績之影響。

本公佈乃根據香港聯合交易所有限公司證券上市規則第13.09段作出。

於編製廣益國際集團有限公司(「本公司」)截至二零零五年十二月三十一日止年度(「本年度」)之年報時，本公司之董事會(「董事會」或「董事」)注意到，本公司擁有75%權益之附屬公司錦豐有限公司未能就審核用途提供有關本年度之充份財務資料。錦豐有限公司及其附屬公司從事鋼鐵貿易及物業投資業務。

董事會已採取積極措施，以確保其所有附屬公司妥善保存賬冊，以便本公司之核數師順利進行審核。然而，董事會現注意到，錦豐有限公司所提供之文件有可能不夠完整或不足夠作本年度之審核之用。董事會現正調查有關事宜，並與各方專業人士磋商，以評估有關事宜對本公司將於二零零六年四月底前刊發之本年度全年業績之影響。

股東及準投資者務須注意，截至本公佈發表日期，公開發售(定義見本公司於二零零六年一月二十七日發表之公佈)之條件尚未達成。本公司之股東及準投資者於買賣本公司之股份／發售股份時務須審慎行事。如有任何疑問，投資者應考慮就此尋求專業意見。

於本公佈發表日期，執行董事為郭應泉先生、黃德忠先生及余允抗先生；而獨立非執行董事為曾漢璽先生、郭志燊先生及鄭永強先生。

承董事會命
廣益國際集團有限公司
董事
郭應泉

香港，二零零六年四月十一日

* *僅供識別之用*

FORTE復地
復地(集團)股份有限公司
SHANGHAI FORTE LAND CO., LTD.*

(在中華人民共和國註冊成立的中外合資股份有限公司)
(股份代號：2337)

公告

本公告乃根據《香港聯合交易所有限公司證券上市規則》第13.09條規定而作出。

謹提述復地(集團)股份有限公司(「本公司」)分別於二零零六年三月二十三日及二零零六年四月十日刊發之業績公告(「業績公告」)及臨時股東大會(「臨時股東大會」)通告。

如業績公告所述，本公司的股東名冊將由二零零六年五月十六日至二零零六年六月十五日(包括首尾兩天)(「截止過戶登記日期」)暫停辦理股份過戶登記手續。誠如本公司在臨時股東大會通告內所進一步公佈，本公司將由二零零六年四月二十七日至二零零六年五月二十六日(包括首尾兩天)暫停辦理股份過戶登記手續。

為符合資格獲得將於二零零六年六月十五日舉行的股東週年大會上擬派的末期股息，所有股份轉讓文件須於二零零六年四月二十六日下午四時前送達本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716號舖。

於本公佈日期，本公司之執行董事為郭廣昌、范偉及丁國其，非執行董事為馮燮堃而獨立非執行董事為蒲祿祺、陳穎杰、張泓銘及王美娟。

承董事會命
主席
郭廣昌

上海，二零零六年四月十一日

* *僅供識別*

WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 720)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an annual general meeting of WO KEE HONG (HOLDINGS) LIMITED ("Company") will be held at Crystal Room, 3rd Floor, Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong on Thursday, June 15, 2006 at 12:00 noon or any adjournment thereof for the purposes of considering and, if thought fit, passing, with or without modification, the following resolutions:

1. To receive and consider the audited consolidated accounts and the reports of directors and auditors of the Company for the year ended December 31, 2005;
2. To re-elect directors of the Company and to authorise the Board of Directors to fix the remuneration of the Directors; and
3. To authorise the Board of Directors to appoint auditors of the Company and to fix their remuneration.

By order of the Board
WO KEE HONG (HOLDINGS) LIMITED
Phyllis NG
Company Secretary

Hong Kong, April 25, 2006

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda.

Principal office in Hong Kong:
10th Floor, Block A
Wo Kee Hong Building
585-609 Castle Peak Road
Kwai Chung, New Territories
Hong Kong.

Notes:-

1. A shareholder entitled to attend and vote at the above meeting may appoint another person as his proxy to attend and to vote in his stead. A shareholder who is the holder of two or more shares may appoint more than one proxy to attend on the same occasion. A proxy need not be a shareholder of the Company.
2. Where there are joint registered holders of any Share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such Share as if he were solely entitled thereto; but if more than one of such joint holders are present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such Shares shall alone be entitled to vote in respect thereof.
3. In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof must be delivered to the principal office of the Company in Hong Kong at 10th Floor, Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.
4. Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the meeting or any adjourned meeting or upon the poll concerned if they so wish. In such event, the instrument appointing the proxy shall be deemed to be revoked.
5. Pursuant to bye-law 70 of the Bye-Laws of the Company, a poll may be demanded in relation to any resolution put to the vote of the meeting (before or on the declaration of the results of the show of hands or on the withdrawal of any other demand for a poll):
   (a) by the chairman of the meeting; or
   (b) by at least three shareholders present in person or by a duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting; or
   (c) by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting; or
   (d) by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid *up on all the shares conferring that right.*

WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 720)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting of WO KEE HONG (HOLDINGS) LIMITED ("Company") will be held at Crystal Room, 3rd Floor, Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong on Thursday, June 15, 2006 at 12:15 p.m. or immediately after the closing of the annual general meeting of the Company to be held on the same date and place at 12:00 noon, whichever is later, or any adjournment thereof for the purposes of considering and, if thought fit, passing, with or without modification, the following ordinary resolutions:

1. (A) **THAT** the 3,500,000,000 shares of HK$0.10 each in the authorised share capital of the Company be consolidated into 350,000,000 shares of HK$1.00 each; and
   (B) **THAT** any one or more of the directors of the Company be authorised generally to do all things appropriate to effect and implement any of the matters in Resolution Number 1(A) as set out in the Notice of Meeting.
2. **THAT** subject to the passing of Resolution Number 1(A) as set out in the Notice of Meeting, a general and unconditional mandate be granted to the directors of the Company to exercise all the power to allot, issue and otherwise dealt with the new shares in the Company not exceeding 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of the relevant resolution.
3. **THAT** subject to the passing of Resolution Number 1(A) as set out in the Notice of Meeting, a general and unconditional mandate be granted to the directors of the Company to repurchase securities of the Company on The Stock Exchange of Hong Kong Limited of up to 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of the relevant resolution.
4. **THAT** subject to the passing of Resolution Numbers 2 and 3 as set out in the Notice of Meeting, the number of shares to be allotted, issued and otherwise dealt with by the directors of the Company pursuant to Resolution Number 2 as set out in the Notice of Meeting be increased by the aggregate nominal amount of share capital of the Company which are to be repurchased by the Company pursuant to the authority granted to the directors of the Company under Resolution Number 3 as set out in the Notice of Meeting.

By order of the Board
WO KEE HONG (HOLDINGS) LIMITED
Phyllis NG
Company Secretary

Hong Kong, April 25, 2006

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda.

Principal office in Hong Kong:
10th Floor, Block A
Wo Kee Hong Building
585-609 Castle Peak Road
Kwai Chung, New Territories
Hong Kong.

Notes:-

1. This is a summary of the full text of the Notice of the Special General Meeting. The full text of the Notice of the Special General Meeting is contained in a circular to the shareholders giving further about the business to be conducted at the Special General Meeting. Copies of the circulars which are being sent to all registered shareholders on April 25, 2006 may be obtained upon request from Standard Registrars Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong.
2. As at the date of this notice, the Board of Directors comprises Mr. Wing Sum LEE, Mr. Richard Man Fai LEE, Mr. Sammy Chi Chung SUEN, Mr. Jeff Man Bun LEE, Mr. Tik Tung WONG and Mr. Waison Chit Sing HUI, all of whom are Executive Directors, Ms. Kam Har YUE, who is a Non-executive Director, Mr. Boon Seng TAN, Mr. Raymond Cho Min LEE and Mr. Ying Kwan CHEUNG, all of whom are Independent Non-executive Directors.

WO KEE HONG (HOLDINGS) LIMITED
和記行（集團）有限公司*

(於百慕達註冊成立之有限公司)

(股票編號：720)

股東週年大會通告

茲通告和記行(集團)有限公司(「本公司」)謹訂於二零零六年六月十五日(星期四)中午十二時正假座香港新界荃灣荃華街3號悦來酒店3樓水晶廳舉行股東週年大會或任何續會，以討論及酌情通過下列決議案(不論有否修訂)：

1. 省覽本公司截至二零零五年十二月三十一日止年度之經審核綜合賬目、董事會報告及核數師報告；
2. 重選本公司董事及授權董事會釐定董事酬金；及
3. 授權董事會委任本公司核數師並釐定其酬金。

承董事會命
和記行(集團)有限公司
公司秘書
吳心瑜

香港，二零零六年四月二十五日

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

香港主要辦事處：
香港新界
葵涌青山道585至609號
和記行大廈A座10樓

附註：

1. 有權出席上述大會並於會上投票之股東，均有權委任一名代表出席並代其投票，持有兩股或以上股份之股東可委任多於一位代表於同一會上出席。受委代表毋須為本公司股東。
2 如屬聯名股份持有人，則任何一位該等持有人均可親身或委派代表於大會上以該等股份投票，猶如彼為唯一有權投票者，但如超過一位聯名持有人親身或委派代表出席大會，則只有上述出席並於股東名冊內排名於首之股東才可獲有關投票權。
3 按印列之指示填妥及正式簽署之代表委任表格，連同簽署人之授權書或其他授權文件(如有)，由授權代表親筆簽署或由公證人簽署證明，須於股東周年大會或其任何續會召開48小時前交回本公司位於香港新界葵涌青山道585至609號和記行大廈A座10樓之香港主要辦事處，方為有效。
4 填妥及交回代表委任表格後，股東仍可親身出席大會或其任何續會並於會上或投票表決時投票。在此情況下，委任代表之文據將被視作撤銷。
5 依據本公司公司細則第70條，下列人士可(於宣佈舉手投票結果之前或之時或撤銷任何其他投票要求時)要求就任何於大會上提呈投票之決議案以投票方式表決：
   (a) 大會主席；或
   (b) 至少三名親身出席之股東或獲正式授權之公司代表或當時有權於大會上投票之委任代表；或
   (c) 任何一名或多名親身出席之股東或獲正式授權之公司代表或委任代表，而彼或彼等於全體股東可於大會上投票之投票權總額中所佔比例不少於十分之一；或
   (d) 任何一名或多名親身出席之股東或獲正式授權之公司代表或委任代表，而彼或彼等持有附帶可於大會上投票之權利之股份，且當中已繳股款之總額，相等於所有附帶有關權利之股份中全部已繳股款股份所佔比例不少於十分之一。

* *僅供識別*

WO KEE HONG (HOLDINGS) LIMITED
和記行（集團）有限公司*

(於百慕達註冊成立之有限公司)

(股票編號：720)

股東特別大會通告

茲通告和記行(集團)有限公司(「本公司」)謹訂於二零零六年六月十五日(星期四)下午十二時十五分，或緊隨於同一日在同一地點中午十二時正舉行之本公司股東週年大會結束後(以較遲者為準)，假座香港新界荃灣荃華街3號悦來酒店3樓水晶廳舉行股東特別大會或其任何續會，以討論及酌情通過下列普通決議案(不論有否修訂)：

1. (A) 動議將本公司法定股本中每股面值港幣0.10元之3,500,000,000股股份，合併為每股面值港幣1.00元之350,000,000股股份；及
   (B) 動議一般授權本公司任何一名或多名董事，就有效執行本大會通告所載第1(A)項決議案內任何事項而作出一切適當之事情。
2. 動議待本大會通告所載第1(A)項決議案獲通過後，授予本公司董事一般及無條件授權，以配發、發行及處置本公司之新股份，惟數目不得超過於通過有關決議案當日本公司已發行股本面值總額之20%。
3. 動議待本大會通告所載第1(A)項決議案獲通過後，授予本公司董事一般及無條件授權，於香港聯合交易所有限公司購回本公司之證券，數目最多至通過有關決議案當日本公司已發行股本面值總額之10%。
4. 動議待本大會通告所載第2及3項決議案獲通過後，本公司董事根據大會通告所載第2項決議案將予配發、發行及以其他方式處置之股份數目，增加至本公司董事根據本大會通告所載第3項決議案而獲受之權力將予購回之本公司股本面值總額。

承董事會命
和記行(集團)有限公司
公司秘書
吳心瑜

香港，二零零六年四月二十五日

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

香港主要辦事處：
香港新界
葵涌青山道585至609號
和記行大廈A座10樓

附註：

1. 此乃本股東特別大會通告全文之撮要。股東特別大會通告之全文載列於將寄發予股東之通函內，該通函對股東特別大會將處理事項有進一步說明。該通函將於二零零六年四月二十五日寄發予所有登記股東，副本可應要求於香港標準證券登記有限公司索取，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。
2. 於本公布日期，董事會由執行董事李永森先生、李文輝先生、孫志沖先生、李文彬先生、汪燕東先生及許捷成先生，非執行董事余金龍女士，及獨立非執行董事陳文生先生、李卓民先生及張應坤先生組成。

* *僅供識別*

#82-3990

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in WO KEE HONG (HOLDINGS) LIMITED, you should at once hand this circular with the accompanying form of proxy to the purchaser(s) or transferee(s) or to the licensed securities dealer, bank or other agent through whom the sale was effected for transmission to the purchaser(s) or transferee(s).

The Stock Exchange of Hong Kong Limited and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司 *

(Incorporated in Bermuda with limited liability)

(Stock Code: 720)

PROPOSED SHARE CONSOLIDATION, GENERAL MANDATE TO REPURCHASE SECURITIES AND GENERAL MANDATE TO ISSUE NEW SHARES AND NOTICE OF SPECIAL GENERAL MEETING

A notice convening a special general meeting of WO KEE HONG (HOLDINGS) LIMITED ("Company") to be held at Crystal Room, 3rd Floor, Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong, on Thursday, June 15, 2006 at 12:15 p.m. or immediately after the closing of the annual general meeting of the Company to be held on the same date and place at 12:00 noon, whichever is later, or any adjournment thereof is set out on pages 16 to 21 of this circular.

Whether or not you are able to attend the meeting, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return it to the principal office of the Company in Hong Kong at 10th Floor, Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude Shareholders from attending and voting in person at the meeting or any adjourned meeting or upon the poll concerned if they so wish. In such event, the instrument appointing a proxy shall be deemed to be revoked.

* *for identification purposes only*

April 25, 2006

CONTENTS

EXPECTED TIMETABLE

Set out below is the expected timetable for the SGM and the Share Consolidation which is dependent on the date of fulfilment of the relevant conditions to which the Share Consolidation is subject. Shareholders and investors will be informed if any change is made to the expected timetable by further announcement of the Company.

	2006
Latest time for lodging proxy forms for the SGM	12:15 p.m. on Tuesday, June 13
SGM	12:15 p.m. on Thursday, June 15
Effective date of Share Consolidation	4:00 p.m. on Thursday, June 15
Dealings in Consolidated Shares commence	9:30 a.m. on Friday, June 16
Existing counter for trading in board lot size of 2,000 Shares (in the form of existing share certificates) temporarily closes	9:30 a.m. on Friday, June 16
Temporary counter for trading in board lot size of 200 Consolidated Shares opens (in the form of existing share certificates)	9:30 a.m. on Friday, June 16
First day of free exchange of Shares certificates for new share certificates for Consolidated Shares	Friday, June 16
Designated broker starts to stand in the market to provide matching service	9:30 a.m. on Friday, June 16
First day of odd lot facility	Friday, June 16
Existing counter for trading in board lot size of 5,000 Consolidated Shares reopens (in the form of new share certificates)	9:30 a.m. on Friday, June 30
Parallel trading of Consolidated Shares (in the form of existing and new share certificates) commences	9:30 a.m. on Friday, June 30
Parallel trading in Consolidated Shares (in the form of existing and new share certificates) ends	4:00 p.m. on Friday, July 21
Designated broker ceases to stand in the market to provide matching service	4:00 p.m. on Friday, July 21
Last day of odd lot facility	Friday, July 21
Temporary counter for trading in board lot size of 200 Consolidated Shares closes (in the form of existing share certificates)	4:00 p.m. on Friday, July 21
Latest time and date for lodging certificates for Shares in exchange for new certificates for Consolidated Shares free of charge	4:00 p.m. on Wednesday, July 26

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

"associate(s)"	has the meaning ascribed thereto under the Listing Rules;
"Board"	the board of Directors;
"Business Day"	a day (other than a Saturday) on which banks in Hong Kong are generally opened for banking business;
"Bye-Laws"	the bye-laws of the Company as may be amended from time to time;
"CCASS"	the Central Clearing and Settlement System established and operated by HKSCC;
"Company"	Wo Kee Hong (Holdings) Limited, an exempted company incorporated in Bermuda with limited liability, whose Shares are listed on the Main Board of the Stock Exchange;
"Companies Act"	the Companies Act 1981 of Bermuda (as amended from time to time);
"Consolidated Share(s)"	shares of HK$1.00 each consolidated from 10 Shares of HK$0.10 each under the Share Consolidation;
"Convertible Note"	the 7.25% coupon convertible note due 2008 in the principal amount of HK$30 million issued by the Company to Cross Profit Capital Limited, which is 100% indirectly controlled by Hanny Holdings Limited on September 7, 2005;
"Director(s)"	the director(s) of the Company;
"Existing General Mandates"	collectively, the general and unconditional mandates granted to the Directors at the annual general meeting dated June 15, 2005 to allot, issue and otherwise deal with new Shares not exceeding 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of the resolution approving such mandate and to repurchase Shares of up to 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of the resolution approving such mandate;
"Group"	the Company and its subsidiaries;

"Issue Mandate"	the general and unconditional mandate to be granted to the Directors at the SGM to dealt with new Consolidated Shares in the Company not exceeding 20% of the aggregate nominal amount of the share capital of the Company in issue upon the Share Consolidation becoming effective;
"HKSCC"	Hong Kong Securities Clearing Company Limited;
"Hong Kong"	The Hong Kong Special Administrative Region of The People's Republic of China;
"Latest Practicable Date"	April 20, 2006, being the latest practicable date prior to the printing of this circular for ascertaining information contained in this circular;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"New General Mandates"	collectively, the Issue Mandate and the Repurchase Mandate;
"Repurchase Mandate"	the general and unconditional mandate to be granted to the Directors at the SGM to repurchase securities of the Company on the Stock Exchange of up to 10% of the aggregate nominal amount of the share capital of the Company in issue upon the Share Consolidation becoming effective;
"SGM"	the special general meeting of the Shareholders to be convened and held to consider, if thought fit, to approve the Share Consolidation and the New General Mandates, the notice of which is set out on pages 16 to 21 of this circular;
"Share(s)"	ordinary share(s) of HK$0.10 each in the share capital of the Company;
"Shareholder(s)"	holder(s) of Shares or Consolidated Shares, as the context requires;
"Share Consolidation"	the proposed consolidation of every ten Shares of HK$0.10 each into one Consolidated Share of HK$1.00 each;

"Share Option(s)"	option(s) for the subscription of Shares or Consolidated Shares, as the case may be, granted pursuant to the share option schemes adopted by the Company on June 22, 1991, June 28, 2001 and May 30, 2002 respectively;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Takeovers Code"	The Hong Kong Code on Takeovers and Mergers (as revised);
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong; and
"%"	per cent.

WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*
(Incorporated in Bermuda with limited liability)
(Stock Code: 720)

Executive Directors:
Mr. Wing Sum LEE *(Honorary Chairman)*
Mr. Richard Man Fai LEE
(Executive Chairman & Chief Executive Officer)
Mr. Sammy Chi Chung SUEN
Mr. Jeff Man Bun LEE
Mr. Tik Tung WONG
Mr. Waison Chit Sing HUI

Non-executive Director:
Ms. Kam Har YUE

Independent Non-executive Directors:
Mr. Boon Seng TAN
Mr. Raymond Cho Min LEE
Mr. Ying Kwan CHEUNG

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal office in Hong Kong:
10th Floor, Block A
Wo Kee Hong Building
585-609 Castle Peak Road
Kwai Chung, New Territories
Hong Kong

April 25, 2006

To all Shareholders

Dear Sir or Madam,

**PROPOSED SHARE CONSOLIDATION,
GENERAL MANDATE TO REPURCHASE SECURITIES
AND GENERAL MANDATE TO ISSUE NEW SHARES
AND
NOTICE OF SPECIAL GENERAL MEETING**

INTRODUCTION

Reference is made to the announcements made by the Company dated August 18, 2005, February 23, 2006 and April 11, 2006 respectively. In the announcement dated August 18, 2005, the Board announced, among other things, that pursuant to Rule 13.64 of the Listing Rules, the Company will convene a special general meeting within six months of August 18, 2005 for the purpose of considering and approving a consolidation proposal to consolidate the Shares. In the announcement dated February 23, 2006, it was announced that the Board

* *for identification purposes only*

will continue to monitor the performance of the share price of the Shares and consider whether or not to proceed with proposal for share consolidation. The Board has resolved to proceed with a consolidation of the Shares on the basis of consolidating ten Shares into one Consolidated Shares and proposed to put forward the Share Consolidation for the consideration and approval of the Shareholders by way of ordinary resolution at the SGM.

At the SGM, the Directors will also seek to obtain approval of the Shareholders for the grant of the New General Mandates.

The purpose of this circular is to provide you with information on the proposed Share Consolidation and the grant of New General Mandates at the SGM.

PROPOSED SHARE CONSOLIDATION

The Board proposes to seek approval from the Shareholders by way of ordinary resolution at the SGM to effect the Share Consolidation by consolidating every ten Shares into one Consolidated Share.

As at the Latest Practicable Date, the authorised share capital of the Company is HK$350,000,000 divided into 3,500,000,000 Shares of which 2,216,154,331 Shares have been issued and are fully paid. Upon the Share Consolidation taking effect and on the basis that the Company does not issue and allot any further Shares prior to the date the Share Consolidation becoming effective, the authorised share capital of the Company will remain at HK$350,000,000 but will comprise 350,000,000 Consolidated Shares, of which 221,615,433 Consolidated Shares will be in issue.

Status of the Consolidated Shares

The Consolidated Shares will rank pari passu in all respects with each other and the Share Consolidation will not result in any change in the relative rights of the Shareholders. Board lot size for trading in the Consolidated Shares will be changed to 5,000 Consolidated Shares per board lot.

Application will be made by the Company to the Stock Exchange for the listing of, and permission to deal in, the Consolidated Shares resulting from the Share Consolidation.

Board lot arrangement

The Shares are currently traded in board lots of 2,000 Shares. The value of the current board lot of 2,000 Shares based on the closing price of HK$0.045 per Share on the Latest Practicable Date is HK$90. Upon the Share Consolidation becoming effective, the Consolidated Shares will be traded in board lots of 5,000 Consolidated Shares, such that based on the closing price of the Shares as at the Latest Practicable Date, the expected value of each board lot of 5,000 Consolidated Shares is expected to be more than HK$2,000. Fractions of any Consolidated Share will not be issued but will be aggregated and sold in the market for the benefit of the Company.

Odd lot arrangements and fractional Consolidated Shares

In order to facilitate the trading of odd lots of Consolidated Shares, South China Securities Limited will be appointed by the Company to provide a matching service to those Shareholders who wish to acquire or to dispose of their holdings of odd lots of Consolidated Shares. Holders of odd lots of Consolidated Shares who wish to take advantage of this trading facility should contact Mr. Francis WU of South China Securities Limited at 28th Floor, Bank of China Tower, No.1 Garden Road, Central, Hong Kong (telephone number: (852) 2845-6636) either directly or through their licensed securities dealers during the period from June 16, 2006 to July 21, 2006, both days inclusive.

Shareholders should note that successful matching of the sale and purchase of odd lots of the Consolidated Shares is not guaranteed as the matching service is provided on a "best effort" basis. Successful matching will also depend on there being adequate amounts of odd lots of Consolidated Shares available for such matching. Shareholders are also recommended to consult their professional advisers if they are in any doubt regarding the odd lot arrangements.

Where the Share Consolidation gives rise to fractions of a Consolidated Share, such fractional Consolidated Shares will be disregarded and not be issued to the Shareholders. All such fractional entitlements to Consolidated Shares will be aggregated and sold and the net proceed shall be retained for the benefit of the Company.

Trading arrangements

Subject to the Share Consolidation becoming effective, the arrangement for trading in the Consolidated Shares will be as follows:

(a) from 9:30 a.m. on Friday, June 16, 2006, the existing counter for trading of Shares in board lots of 2,000 Shares will be temporarily closed;

(b) with effect from 9:30 a.m. on Friday, June 16, 2006, a temporary counter for trading of Consolidated Shares in board lots of 200 Consolidated Shares, in the form of existing share certificates for the Shares (in green colour), will be established, and the settlement and delivery for trading at this temporary counter will be on the basis of every ten (10) Shares for one (1) Consolidated Share. Only share certificates for Shares (in green colour) can be traded at this temporary counter;

(c) with effect from 9:30 a.m. on Friday, June 30, 2006, the existing counter will be re-opened for trading in the Consolidated Shares in board lots of 5,000 Consolidated Shares. Only the new share certificates for Consolidated Shares (in blue colour) can be traded at this counter;

(d) during the period from 9:30 a.m. on Friday, June 30, 2006 to 4:00 p.m. on Friday, July 21, 2006 (both days inclusive), parallel trading of Consolidated Shares will be carried out at the above two counters mentioned in paragraphs (b) and (c) above; and

(e) the temporary counter for trading of Consolidated Shares in board lots of 200, using the existing certificates for the Shares (in green colour), will be closed at 4:00 p.m. on Friday, July 21, 2006 and trading of Consolidated Shares will only be done in board lots of 5,000 thereafter (in the form of new share certificates in blue colour).

Exchange of Share Certificates

After the Share Consolidation has become effective, Shareholders may submit their existing share certificates (in green colour) for Shares to the Company's branch share registrar in Hong Kong, Standard Registrars Limited, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong ("Branch Registrar"), from 9:30 a.m. from Friday, June 16, 2006 to Wednesday, July 26, 2006 (both days inclusive), in exchange for new share certificates (in blue colour) for Consolidated Shares at the expense of the Company. Thereafter, certificates for Shares will be accepted for exchange only on payment of a fee of HK$2.50 (or such higher amount as may from time to time be specified by the Stock Exchange) payable to the Company's share registrar for each existing share certificate or new share certificate, whichever number of certificates is higher and such certificates for existing Shares will cease to be marketable and will not be accepted for dealing purpose. However, such share certificates will continue to be good evidence of the legal title to the Shares.

It is expected that new share certificates (in blue colour) for Consolidated Shares will be available for collection on or after the tenth business day from the date of submission of existing shares certificates for Shares to the Branch Registrar at the above address.

Effects of Share Consolidation

The Share Consolidation has no impact on the underlying assets and liabilities, business operations, management or financial position of the Group (other than the expenses in connection therewith) or the proportionate interests of the Shareholders in the Company and their respective voting rights.

The expenses involved in the Share Consolidation are estimated to amount to approximately HK$260,000.

Conditions of Share Consolidation

The Share Consolidation is conditional on:

(a) the passing by the Shareholders of an ordinary resolution approving the Share Consolidation at the SGM; and

(b) the Stock Exchange granting the listing of and permission to deal in, the Consolidated Shares in issue upon the Share Consolidation becoming effective.

Assuming that all the above conditions are fulfilled, it is expected that the Share Consolidation will become effective at 4:00 p.m. on June 15, 2006.

Application will be made to the Stock Exchange for the listing of, and permission to deal in, the Consolidated Shares after the Share Consolidation becoming effective.

Subject to the granting of listing of, and permission to deal in, the Consolidated Shares on the Main Board of the Stock Exchange, the Consolidated Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the commencement date of dealings in the Consolidated Shares on the Main Board of the Stock Exchange or such other date as determined by HKSCC.

Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time. Dealings in the Consolidated Shares registered on the Company's Hong Kong branch register of members will be subject to Hong Kong stamp duty.

Reasons for the Share Consolidation

As set out in the announcement made by the Company dated August 18, 2005, as the price of the Shares approaches the extremities of HK$0.01, at the request of the Stock Exchange and pursuant to Rule 13.64 of the Listing Rules, and having monitored the performance of the Share price for the past seven months, the Board believes it to be the appropriate time to implement the proposed Share Consolidation. The proposed Share Consolidation will increase the nominal value of the Shares and reduce the total number of Shares currently in issue. It is expected that the Share Consolidation will bring about an increase in the trading price of the Shares and will reduce the overall transaction costs of the Shareholders when they deal in the Shares.

PROPOSED GRANT OF NEW GENERAL MANDATES

At the annual general meeting of the Company held on June 15, 2005, ordinary resolutions were passed to, among other things, grant the Existing General Mandates to the Directors (i) to repurchase, among other things, Shares, the aggregate nominal amount of which does not exceed 10% of the aggregate nominal amount of the issued share capital of the Company on June 15, 2005; and (ii) to allot and issue and otherwise deal with Shares not exceeding 20% of the aggregate nominal amount of the issued share capital of the Company on June 15, 2005 and the nominal amount (up to a maximum of 10% of the aggregate nominal amount of the Company's issued share capital) of any Shares repurchased by the Company.

The Existing General Mandates will lapse at the conclusion of the annual general meeting of the Company to be held on June 15, 2006, immediately before the SGM.

The Board will seek Shareholders' approval to grant the New General Mandates upon the Share Consolidation becoming effective. Assuming that no exercise of the outstanding Share Options and conversion of the Convertible Note take place during the period from the Latest Practicable Date to the date of the SGM, the New General Mandates will allow the Directors to:

(a) allot, issue and otherwise deal in up to 44,323,086 Consolidated Shares being 20% of the issued share capital of the Company upon the Share Consolidation becoming effective; and

(b) exercise the power of the Company to repurchase up to 22,161,543 Consolidated Shares being 10% of the issued share capital of the Company upon the Share Consolidation becoming effective.

The New General Mandates will be exerciseable by the Directors at any time ended the earliest of: (i) the conclusion of the next annual general meeting of the Company; (ii) the date upon which such authority is revoked or varied at a general meeting of the Shareholders; and (iii) the date by which the next annual general meeting of the Company is required to be held by laws or the Bye-Laws.

An explanatory statement containing information on the Repurchase Mandate in compliance with the Listing Rules is set out in the Appendix to this circular. The information in the explanatory statement is to provide Shareholders the relevant information reasonably necessary to enable them to make an informed decision on whether to vote for or against the resolution to approve the granting of the Repurchase Mandate to the Directors.

OUTSTANDING SHARE OPTIONS

As at the Latest Practicable Date, the numbers of Shares in respect of which Share Options have been granted and are outstanding under the share option schemes adopted by the Company on June 22, 1991, June 28, 2001 and May 30, 2002 respectively were 11,421,118, 118,616,032 and 84,146,958 respectively.

The Company has requested the auditors of the Company to provide a certificate as to the adjustment (if any) required to be made in accordance with the rules of the each of the share option schemes, Rule 17.03(13) of the Listing Rules and the supplementary guidance issued by the Stock Exchange once the Share Consolidation becomes effective on the basis that there are Share Options outstanding as at the date the Share Consolidation becomes effective.

Corresponding adjustments will be made on the basis that the proportion of the issued share capital of the Company to which a grantee of share options is entitled shall remain the same before and after such adjustment in accordance with rules of each of the share option schemes and the supplementary guidance issued by the Stock Exchange.

According to the auditor's certificate, the following are the potential adjustments on the Share Options:

Date of grant	No. of Share Options outstanding	No. of Shares to which holders of Share Options are entitled to subscribe for	Subscription price per Share	No. of Consolidated Shares, as adjusted, to which holders of Share Options will be entitled to subscribe for post-Share Consolidation	Adjusted subscription price per Consolidated Share
			HK$		*HK$*
September 8, 2000	4,719,470	4,719,470	0.2347	471,947	2.3470
January 18, 2001	409,019	409,019	0.1661	40,901	1.6610
May 28, 2001	6,292,629	6,292,629	0.1661	629,262	1.6610
August 10, 2001	111,694,164	111,694,164	0.1661	11,169,415	1.6610
August 29, 2001	5,348,712	5,348,712	0.1661	534,868	1.6610
November 23, 2001	1,573,156	1,573,156	0.1661	157,315	1.6610
June 4, 2002	57,892,158	57,892,158	0.1000	5,789,206	1.0000
September 24, 2002	26,254,800	26,254,800	0.1000	2,625,480	1.0000
Grand Total:		214,184,108		21,418,394	

The auditors of the Company confirm that the potential adjustments to the Share Options above, if effective, will be in accordance with Rule 17.03(13) of the Listing Rules and the supplementary guidance issued by the Stock Exchange.

CONVERTIBLE NOTE

On September 7, 2005, the Company has issued the Convertible Note to Cross Profit Capital Limited, which is 100% indirectly controlled by Hanny Holdings Limited, which upon full conversion at the initial conversion price of HK$0.10 can be converted into 300,000,000 Shares. Pursuant to the terms of the Convertible Note, upon the Share Consolidation becoming effective, the conversion price of the Convertible Note will be adjusted to HK$1.00. Upon full exercise of the Convertible Note after the Share Consolidation becoming effective, a total of 30,000,000 Consolidated Shares will be issued, representing approximately 13.54% of the issued share capital of the Company after Share Consolidation and approximately 11.92% of the issued share capital of the Company as enlarged by the 30,000,000 Consolidation Shares.

SGM

A notice convening the SGM to be held at Crystal Room, 3rd Floor, Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong on Thursday, June 15, 2006 at 12:15 p.m. or immediately after the closing of the annual general meeting of the Company to be held on the same date and place at 12:00 noon, whichever is later, or any adjournment thereof is set out on pages 16 to 21 of this circular and a form of proxy for use at the SGM is therein enclosed. Whether or not the Shareholders intend to be present at the SGM, they

are requested to complete the form of proxy and return it to the principal office of the Company in Hong Kong, at 10th Floor, Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong in accordance with the instructions printed thereon not less than 48 hours before the time fixed for holding of the SGM or any adjourned meeting. Completion and delivery of the form of proxy will not preclude Shareholders from attending and voting in person at the SGM or any adjournment thereof or upon the poll concerned if they so wish. In such event, the instrument appointing a proxy shall be deemed to be revoked.

PROCEDURES FOR DEMANDING POLL

All ordinary resolutions in respect of the Share Consolidation and the New General Mandates will be put to vote of all Shareholders at the SGM by a show of hands. Pursuant to the bye-law 70 of the Bye-Laws, a poll may be demanded in relation to any resolution put to the vote of the SGM (before or on the declaration of the results of the show of hands or on the withdrawal of any other demand for a poll):

(a) by the chairman of the meeting; or

(b) by at least three Shareholders present in person or by a duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting; or

(c) by any Shareholder or Shareholders present in person or by a duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the Shareholders having the right to vote at the meeting; or

(d) by any Shareholder or Shareholders present in person or by a duly authorised corporate representative or by proxy and holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the Shares conferring that right.

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this document and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

RECOMMENDATIONS

The Board considers that the proposed Share Consolidation and the granting of the New General Mandates are in the best interest of the Company and the Shareholders as a whole; therefore, recommends the Shareholders to vote in favour of all of the relevant resolutions to be proposed at the SGM.

Yours faithfully,
For and on behalf of the Board of
WO KEE HONG (HOLDINGS) LIMITED
Richard Man Fai LEE
Executive Chairman and Chief Executive Officer

This Appendix serves as an explanatory statement, as required by the Listing Rules, to provide information to you with regard to the Repurchase Mandate to be proposed at the SGM.

THE LISTING RULES

The Listing Rules contain provisions regulating the repurchase by companies whose primary listings are on the Stock Exchange of their securities on the Stock Exchange, the following is a summary of certain provisions of the Listing Rules relating to repurchase of securities:

Shareholders' Approval

The Listing Rules provide that all proposed repurchases of securities by a company with a primary listing on the Stock Exchange must be approved in advance by an ordinary resolution of shareholders, either by way of general mandate or by specific approval of a particular transaction.

Source of Funds

Repurchases must be funded out of funds legally available for such purpose in accordance with the Company's memorandum of association and Bye-Laws and the Companies Act. A company may not repurchase its own securities on the Stock Exchange for a consideration other than cash or for settlement otherwise than in accordance with the trading rules of the Stock Exchange. Any repurchase by the Company may be made out of the capital paid up on the purchased Shares or out of the funds of the Company which would otherwise be available for dividend or distribution or out of the proceeds of a fresh issue of Shares made for the purpose. Any premium payable on a purchase over the par value of the Shares to be purchased must be provided for out of funds of the Company which would otherwise be available for dividend or distribution or out of the Company's share premium account.

REASONS FOR REPURCHASES

Although the Directors have no present intention of repurchasing any securities, they believe that the flexibility afforded by the Repurchase Mandate would be beneficial to the Company and its shareholders. Repurchases will only be made when the Directors believe that such repurchases will benefit the Company and the Shareholders. Such repurchases may, depending on market conditions and funding arrangement at the time, lead to an enhancement of the net value of the Company and its assets and/or its earnings per Share.

FUNDING OF REPURCHASES

Repurchases of Shares will be funded out of funds legally available for the purchase in accordance with the Company's memorandum of association, the Bye-Laws and the applicable laws of Bermuda.

On the basis of the current financial position of the Company as disclosed in the audited accounts contained in the 2005 annual report of the Company, there might be an adverse effect on the working capital requirements or gearing levels of the Company in the event that the Repurchase Mandate is exercised in full at any time. However, the Directors do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or its gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 2,216,154,331 Shares. Upon the Share Consolidation becoming effective, the issued share capital of the Company will be 221,615,433 Consolidated Shares. Subject to the passing of the resolution in relation to the Repurchase Mandate and on the basis that no Shares are issued or repurchased during the period from the Latest Practicable Date up to the date of the SGM, the Company will be allowed under the Repurchase Mandate to repurchase a maximum of 22,161,543 Consolidated Shares equivalent to 10% of the issued share capital of the Company as at the date of the resolution granting the Repurchase Mandate.

GENERAL

None of the Directors nor, to the best of their knowledge having made all reasonable enquires, any of their associates, have any present intention, if the Repurchase Mandate is approved by the Shareholders, to sell any Shares to the Company.

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will only exercise the Repurchase Mandate in accordance with the Listing Rules, the applicable laws of Bermuda and the memorandum of association of the Company and the Bye-Laws.

If as a result of a repurchase a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of the Takeovers Code and, if such increase results in a change of control, may in certain circumstances give rise to an obligation to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, Modern Orbit Limited, Mr. Richard Man Fai, LEE, Ms. Siew Yit HOH, Ms. Kam Har YUE, Mr. Jeff Man Bun LEE and Fisherman Enterprises Inc. and their respective associates (collectively the "Controlling Shareholders") were interested in 1,284,912,178 Shares, representing approximately 57.98% of the issued share capital of the Company. The shareholdings of the Controlling Shareholders will remain the same upon the Share Consolidation becoming effective. Based on such shareholdings, in the event that the Directors exercise in full the power to repurchase Shares pursuant to the Repurchase Mandate, the shareholdings of the Controlling Shareholders would increase to approximately 64.42% of the issued share capital of the Company. The Directors consider that such increase would not give rise to an obligation to make a mandatory offer under

Rule 26 of the Takeovers Code. Furthermore, the Directors do not consider such increase would reduce the issued share capital in public hands to less than 25% (or the relevant prescribed minimum percentage required by the Stock Exchange).

No connected person (as defined in the Listing Rules), including a director, chief executive or substantial shareholder of the Company or its subsidiaries or an associate of any of them has notified the Company that he has a present intention to sell Shares to the Company, or has undertaken not to do so, if the Repurchase Mandate is approved by the Shareholders.

SHARE PRICES

The highest and lowest prices at which the Shares were traded on the Stock Exchange during each of the previous twelve months preceding the Latest Practicable Date were as follows:

	Highest	**Lowest**
	HK$	*HK$*
2005		
April	0.057	0.045
May	0.050	0.045
June	0.054	0.046
July	0.052	0.047
August	0.071	0.049
September	0.073	0.057
October	0.059	0.047
November	0.058	0.049
December	0.056	0.047
2006		
January	0.053	0.037
February	0.053	0.040
March	0.048	0.037
April (up to the Latest Practicable Date)	0.055	0.044

SECURITIES PURCHASES MADE BY THE COMPANY

The Company has not purchased any of its Shares, whether on the Stock Exchange or otherwise, in the six months preceding the date of this circular.

WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 720)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting of WO KEE HONG (HOLDINGS) LIMITED ("Company") will be held at Crystal Room, 3rd Floor, Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong on Thursday, June 15, 2006 at 12:15 p.m. or immediately after the closing of the annual general meeting of the Company to be held on the same date and place at 12:00 noon, whichever is later, or any adjournment thereof for the purposes of considering and, if thought fit, passing, with or without modification, the following ordinary resolutions:

1. **"THAT:**

(A) the 3,500,000,000 shares of HK$0.10 each in the authorised share capital of the Company be consolidated into 350,000,000 shares of HK$1.00 each on the basis that every ten (10) existing issued and unissued shares of HK$0.10 each in the share capital of the Company be consolidated into one (1) share of HK$1.00 each ("Consolidated Share") with effect from 4:00 p.m. on the date on which this Resolution Number 1(A) is passed, being a day on which the Stock Exchange is open for the business of dealing in securities (or such later date as may be determined by the Directors) ("Share Consolidation"); and

(B) any one or more of the directors of the Company be and is hereby authorised generally to do all things appropriate to effect and implement any of the matters in Resolution Number 1(A) as set out in the notice convening this meeting."

2. **"THAT**

(A) subject to the passing of Resolution Number 1 as set out in the notice convening this meeting, the directors of the Company be and are hereby generally and unconditionally authorised to exercise during the Relevant Period (as hereinafter defined) all the powers of the Company to allot, issue and deal with additional shares of HK$1.00 each in the share capital of the Company or securities convertible into such shares, or options, warrants or similar rights to subscribe for any such shares and to make or grant offers, agreements and options which might require the exercise of such powers;

* *for identification purposes only*

(B) the approval in paragraph (A) of this Resolution Number 2 shall be in addition to any other authorisation given to the directors of the Company and shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(C) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (A) of this Resolution, otherwise than pursuant to:

(i) a Rights Issue (as hereinafter defined);

(ii) the grant or exercise of any option under any share option schemes of the Company or any other option scheme, or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries and/or participants of such share option schemes of the Company of shares or rights to acquire shares of the Company; or

(iii) any scrip dividend or similar arrangement providing for the allotment of shares of the Company in lieu of the whole or part of a dividend on shares of the Company in accordance with the memorandum of association and Bye-Laws of the Company and the Companies Act 1981 of Bermuda (the "Companies Act") in force from time to time; or

(iv) any issue of shares in the Company upon the exercise of any subscription rights or conversion under the terms of any warrants of the Company or any securities of the Company which are convertible into shares of the Company, shall not exceed the aggregate of 20% of the aggregate nominal amount of the share capital of the Company in issue on the date of passing of this Resolution Number 2; and the authority pursuant to paragraph (A) of this Resolution Number 2 shall be limited accordingly.

(D) for the purpose of this Resolution:

"Relevant Period" means the period from the date of the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-Laws of the Company, the Companies Act, or any other applicable law of Bermuda to be held; and

(iii) the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking or varying the authority given to the directors of the Company by this Resolution Number 2.

"Rights Issue" means an offer of shares in the Company, or offer or issue of warrants, options or other securities giving rights to subscribe for shares open for a period fixed by the directors of the Company to holders of shares in the Company on the register on a fixed record date in proportion to their holdings of shares (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements, or having regard to any restrictions or obligations under the laws of, or the requirements of, any jurisdiction applicable to the Company, or any recognised regulatory body or any stock exchange applicable to the Company)."

3. **"THAT**

(A) subject to the passing of Resolution Number 1 as set out in the notice convening this meeting, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all powers of the Company to repurchase on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for such purpose, and otherwise in accordance with the rules and regulations of the Securities and Futures Commission, the Stock Exchange or any other stock exchange as amended from time to time and all applicable laws in this regard, be and the same is hereby generally and unconditionally approved;

(B) the approval in paragraph (A) of this Resolution Number 3 shall be in addition to any other authorisation given to the directors of the Company and shall authorise the directors of the Company on behalf of the Company during the Relevant Period to procure the Company to repurchase its shares of HK$1.00 each in the capital of the Company at a price determined by the directors of the Company;

(C) (i) the aggregate nominal amount of shares of the Company which may be repurchased by the Company pursuant to the approval in paragraph (A) of this Resolution Number 3 during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of this Resolution Number 3; and

(ii) the total amount of warrants of the Company, if any, which may be repurchased by the Company pursuant to the approval in paragraph (A) of this Resolution Number 3 during the Relevant Period shall not exceed 10% of the amount of the warrants of the Company in issue as

at the date of the passing of this Resolution Number 3 and the authority granted pursuant to paragraph (A) of this Resolution Number 3 shall be limited accordingly; and

(D) for the purpose of this Resolution, "Relevant Period" means the period from the date of the passing of this Resolution Number 3 until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-Laws of the Company, the Companies Act, or any other applicable laws of Bermuda to be held; and

(iii) the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking or varying the authority given to the directors of the Company by this Resolution Number 3."

4. "**THAT** conditional upon Resolution Numbers 2 and 3 as set out in the notice convening this meeting being duly passed, the general mandate granted to the directors of the Company to exercise the power of the Company to allot, issue and deal with shares pursuant to Resolution Number 2 as set out in the notice convening this meeting be and is hereby extended by the additional to the aggregate nominal amount of the share capital which may be allotted or agreed conditionally or unconditionally to be allotted and issued by the directors of the Company pursuant to such general mandate of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to Resolution Number 3 as set out in the notice convening this meeting, provided that such an amount shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of this Resolution Number 4."

By order of the Board
WO KEE HONG (HOLDINGS) LIMITED
Phyllis NG
Company Secretary

Hong Kong, April 25, 2006

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda.

Principal office in Hong Kong:
10th Floor, Block A
Wo Kee Hong Building
585-609 Castle Peak Road
Kwai Chung, New Territories
Hong Kong.

Notes:

1. A shareholder entitled to attend and vote at the above meeting may appoint another person as his proxy to attend and to vote in his stead. A shareholder who is the holder of two or more shares may appoint more than one proxy to attend on the same occasion. A proxy need not be a shareholder of the Company.

2. Where there are joint registered holders of any Share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such Share as if he were solely entitled thereto; but if more than one of such joint holders are present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such Shares shall alone be entitled to vote in respect thereof.

3. In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof must be delivered to the principal office of the Company in Hong Kong at 10th Floor, Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

4. Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the meeting or any adjourned meeting or upon the poll concerned if they so wish. In such event, the instrument appointing the proxy shall be deemed to be revoked.

5. Pursuant to bye-law 70 of the Bye-Laws of the Company, a poll may be demanded in relation to any resolution put to the vote of the meeting (before or on the declaration of the results of the show of hands or on the withdrawal of any other demand for a poll):

   (a) by the chairman of the meeting; or

   (b) by at least three shareholders present in person or by a duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting; or

(c) by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting; or

(d) by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

此乃要件　請即處理

閣下對本通函任何方面**如有任何疑問**，應諮詢　閣下之持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下**和記行（集團）有限公司**股份全部**售出或轉讓**，應立即將本通函連同隨附之代表委任表格交予買主或承讓人，或經手買賣或轉讓之持牌證券交易商、銀行或其他代理商，以便轉交買主或承讓人。

WO KEE HONG (HOLDINGS) LIMITED
和記行（集團）有限公司*

（於百慕達註冊成立之有限公司）

（股份編號：720）

建議股份合併
購回證券之一般授權
及發行新股之一般授權
及
股東特別大會通告

和記行（集團）有限公司（「本公司」）謹訂於二零零六年六月十五日（星期四）下午十二時十五分，或緊隨於同一日在同一地點中午十二時正舉行之本公司股東週年大會結束後（以較遲者為準），假座香港新界荃灣荃華街3號悅來酒店3樓水晶廳舉行股東特別大會或其任何續會，大會通告載於本通函第16至21頁。

無論　閣下能否出席大會，務請按照代表委任表格列印之指示將表格填妥，並於大會或其任何續會指定舉行時間48小時前交回本公司之香港主要辦事處，地址為香港新界葵涌青山道585-609號和記行大廈A座10樓。填妥及交回代表委任表格後，　閣下仍可親身出席大會或其任何續會或於進行有關表決時於會上投票。在此情況下，委任代表之文據將被視作撤銷。

* *僅供識別*

二零零六年四月二十五日

目錄

頁次

預期時間表

以下為股東特別大會及股份合併之預期時間表，其乃取決於達成股份合併受到規限之相關條件之日期。倘若預期時間表有任何變動，本公司將另行發表公佈知會股東及投資者。

	二零零六年
交回股東特別大會代表委任表格之最後期限	六月十三日(星期二)下午十二時十五分
股東特別大會	六月十五日(星期四)下午十二時十五分
股份合併之生效日期	六月十五日(星期四)下午四時正
買賣合併股份之開始日期	六月十六日(星期五)上午九時三十分
買賣每手買賣單位為2,000股股份(以現有股票之形式買賣)之現時櫃枱暫時關閉	六月十六日(星期五)上午九時三十分
買賣每手買賣單位為200股合併股份(以現有股票之形式買賣)之臨時櫃枱開啟	六月十六日(星期五)上午九時三十分
股票免費換領合併股份之新股票之首日	六月十六日(星期五)
受委任之經紀開始在市場上提供對盤服務	六月十六日(星期五)上午九時三十分
進行碎股買賣之首日	六月十六日(星期五)
買賣每手買賣單位為5,000股合併股份(以新股票形式買賣)之現有櫃枱重開	六月三十日(星期五)上午九時三十分
合併股份(以現有及新股票之形式買賣)開始並行買賣	六月三十日(星期五)上午九時三十分
合併股份(以現有及新股票之形式買賣)並行買賣結束	七月二十一日(星期五)下午四時正
受委任之經紀終止在市場上提供對盤服務	七月二十一日(星期五)下午四時正
進行碎股買賣之最後一日	七月二十一日(星期五)
買賣每手買賣單位為200股合併股份(以現有股票形式買賣)之臨時櫃枱關閉	七月二十一日(星期五)下午四時正
交回股份之股票，免費換領合併股份之新股票之最後時間及日期	七月二十六日(星期三)下午四時正

除文義另有所指外，於本通函內，下列詞語具有以下涵義：

「聯繫人士」	指	與上市規則所界定者具相同涵義；
「董事會」	指	董事會；
「營業日」	指	香港銀行整體開放營業之日(星期六除外)；
「公司細則」	指	本公司之公司細則(可能不時予以修訂)；
「中央結算系統」	指	香港結算成立及操作之中央結算及交收系統；
「本公司」	指	和記行(集團)有限公司，一間於百慕達註冊成立之受豁免有限公司，其股份於聯交所主板上市；
「公司法」	指	百慕達一九八一年公司法(不時予以修訂)；
「合併股份」	指	根據股份合併，將10股每股面值港幣0.10元之股份合併為每股面值港幣1.00元之股份；
「可兌換票據」	指	本公司於二零零五年九月七日向錦興集團有限公司間接控制其100%權益之Cross Profit Capital Limited發行於二零零八年到期本金額港幣30,000,000元票息7.25%之可兌換票據；
「董事」	指	本公司董事；
「現有一般授權」	指	於二零零五年六月十五日舉行股東週年大會上授予董事之一般及無條件授權之統稱，以授權董事配發、發行及以其他方式處置不超過本公司於通過批准有關授權之決議案當日已發行股本面值總額20%之新股份，以及購回最多達本公司於通過批准有關授權之決議案當日已發行股本面值總額10%之股份；
「本集團」	指	本公司及其附屬公司；

「發行授權」	指	於股東特別大會上授予董事之一般及無條件授權，以處置不超過本公司於股份合併生效當日已發行股本面值總額20%之新合併股份；
「香港結算」	指	香港中央結算有限公司；
「香港」	指	中華人民共和國香港特別行政區；
「最後實際可行日期」	指	二零零六年四月二十日，即本通函付印前，為確定當中所載若干資料之最後實際可行日期；
「上市規則」	指	聯交所證券上市規則；
「新一般授權」	指	發行授權及購回授權之統稱；
「購回授權」	指	於股東特別大會上授予董事之一般及無條件授權，以於聯交所購回最多達本公司於股份合併生效當日已發行股本面值總額10%之本公司證券；
「股東特別大會」	指	將召開及舉行之股東特別大會，以考慮及酌情批准股份合併及新一般授權，其通告載於本通函第16至21頁；
「股份」	指	本公司股本中每股面值港幣0.10元之普通股；
「股東」	指	股份或合併股份(如文義所需)之持有人；
「股份合併」	指	建議將每股面值港幣0.10元之10股股份合併為一股面值港幣1.00元之合併股份；

「購股權」	指	根據本公司分別於一九九一年六月二十二日、二零零一年六月二十八日及二零零二年五月三十日採納之購股權計劃，授出可認購股份或合併股份(視情況而定)之購股權；
「聯交所」	指	香港聯合交易所有限公司；
「收購守則」	指	香港公司合併及收購守則(經修訂)；
「港幣」	指	香港法定貨幣港元；及
「%」	指	百分比。

WO KEE HONG (HOLDINGS) LIMITED
和記行（集團）有限公司 *

（於百慕達註冊成立之有限公司）

（股份編號：720）

執行董事：
李永森先生 *（榮譽主席）*
李文輝先生 *（執行主席兼行政總裁）*
孫志冲先生
李文彬先生
汪滌東先生
許捷成先生

非執行董事：
余金霞女士

獨立非執行董事：
陳文生先生
李卓民先生
張應坤先生

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

香港主要辦事處：
香港
新界葵涌
青山道585-609號
和記行大廈
A座10樓

敬啟者：

建議股份合併
購回證券之一般授權
及發行新股之一般授權
及
股東特別大會通告

緒言

謹此提述本公司分別於二零零五年八月十八日、二零零六年二月二十三日及二零零六年四月十一日刊發之公佈。於二零零五年八月十八日刊發之公佈中，董事宣佈(其中包括)根據上市規則第13.64條，本公司將於二零零五年八月十八日起計六個月內召開股東特別大會，以考慮及批准合併股份之建議。於二零零六年二月二十三日發表之公佈中，董事會宣佈將繼續監察股份之股價表現，並

* *僅供識別*

考慮是否進行股份合併之建議。董事會已決議進行股份合併，基準為將10股股份合併為一股合併股份，並建議於股東特別大會上提呈股份合併，以供股東考慮及以普通決議案批准。

於股東特別大會上，董事亦將尋求股東批准授出新一般授權。

本通函旨在向　閣下提供有關股份合併及於股東特別大會上授出新一般授權之資料。

建議股份合併

董事建議於股東特別大會上尋求股東以普通決議案批准，按每10股股份合併為一股合併股份之基準進行股份合併。

於最後實際可行日期，本公司之法定股本為港幣350,000,000元，分為3,500,000,000股股份，當中2,216,154,331股股份為已發行及繳足股款之股份。於進行股份合併後，以及根據本公司於股份合併生效當日前並無發行及配發任何其他股份，則本公司之法定股本將仍為港幣350,000,000元，但將包括350,000,000股合併股份，當中221,615,433股合併股份將予發行。

合併股份之地位

合併股份將於所有方面彼此享有同等權益。股份合併將不會導致股東之相關權利有任何變動。合併股份之每手買賣單位，將改為每手買賣單位為5,000股合併股份。

本公司將向聯交所申請批准因股份合併而產生之合併股份上市及買賣。

買賣單位之安排

股份目前按每手買賣單位2,000股股份進行買賣。根據股份於最後實際可行日期之收市價每股港幣0.045元計算，目前每手買賣單位2,000股股份之價值為港幣90元。於股份合併生效後，合併股份將按每手買賣單位5,000股合併股份予以買賣，以致根據股份於最後實際可行日期之收市價計算，預期每手買賣單位5,000股合併股份之價值會超過港幣2,000元。任何合併股份之碎股將不會予以發行，但將彙集起來於市場出售，收益歸本公司所有。

碎股安排及零碎合併股份

為了買賣合併股份之碎股，本公司將委任南華證券投資有限公司向有意收購或出售彼等所持零碎合併股份之股東提供對盤服務。有意把握是次買賣機會之合併股份碎股持有人，應於二零零六年六月十六日至二零零六年七月二十一日（包括首尾兩日）期間內，直接或透過彼等之持牌證券交易商聯絡南華證券投資有限公司之胡立雄先生，地址為香港中環花園道1號中銀大廈28樓（電話號碼：(852) 2845-6636）。

股東務須留意，由於對盤服務乃按「竭盡所能」之基準而提供，故不能保證能夠為買賣合併股份之碎股而成功提供對盤服務。成功進行對盤亦將取決於有足夠零碎之合併股份以進行對盤活動。謹此亦務請股東如對碎股安排有任何疑問，應諮詢彼等之專業顧問。

倘若股份合併導致產生零碎之合併股份，則該等零碎之合併股份將不獲理會及不會發行予股東。合併股份之所有零碎配額均將彙集起來出售，而所得之款項淨額則將保留歸本公司所有。

買賣安排

待股份合併生效後，有關買賣合併股份之安排載述如下：

(a) 由二零零六年六月十六日（星期五）上午九時三十分起，買賣每手買賣單位為2,000股股份之現時櫃枱將暫時關閉；

(b) 由二零零六年六月十六日（星期五）上午九時三十分起，將設立買賣每手買賣單位為200股合併股份（以現有股票（綠色）之形式買賣）之臨時櫃枱，而有關於這臨時櫃枱進行買賣之交收及交付事宜，將根據每十(10)股股份獲發一(1)股合併股份之基準進行。只有股份之股票（綠色）才可於這臨時櫃枱進行買賣；

(c) 由二零零六年六月三十日（星期五）上午九時三十分起，買賣每手買賣單位為5,000股合併股份之現有櫃枱重開。只有合併股份之新股票（藍色）才可於這櫃枱進行買賣；

(d) 由二零零六年六月三十日（星期五）上午九時三十分起至二零零六年七月二十一日（星期五）下午四時正（包括首尾兩日）止期間內，將於上文第(b)及(c)段所述之兩個櫃枱並行買賣合併股份；及

(e) 於二零零六年七月二十一日(星期五)下午四時正，買賣每手買賣單位為200股合併股份(以現有股票(綠色)形式買賣)之臨時櫃枱將關閉。合併股份(以新股票(藍色)形式買賣)只會按每手買賣單位5,000股或以上而予以買賣。

換領股票

於股份合併生效後，股東可由二零零六年六月十六日(星期五)上午九時三十分起至二零零六年七月二十六日(星期三)(包括首尾兩日)止，將彼等之現有股份股票(綠色)送交本公司之香港股份過戶登記分處標準證券登記有限公司(地址為香港灣仔皇后大道東28號金鐘匯中心26樓)(「股份過戶登記分處」)，以換領合併股份之新股票(藍色)，有關費用由本公司支付。此後，交回股份股票以換領新股票，則須向本公司之股份過戶登記處支付每張現有股票或新股票(以較多數目之股票為準)港幣2.50元之費用(或聯交所不時可能指定之較高款額)，而現有股份之有關股票，則將不可再於市場上買賣，且不會被接納作買賣用途。然而，該等股票將繼續是股份法定所有權之良好證據。

現預期合併股份之新股票(藍色)，將於現有股票交往股份過戶登記分處(地址見上文)當日起計第十個營業日或之後可供領取。

股份合併之影響

股份合併對本集團之相關資產負債、業務營運、管理或財務狀況(不包括與此相關之開支)或股東於本公司之權益比例及彼等各自之投票權並無構成影響。

股份合併所涉及之開支估計約為港幣260,000元。

股份合併之條件

股份合併須待達成以下各項後始可作實：

(a) 股東於股東特別大會上通過批准股份合併之普通決議案；及

(b) 聯交所批准於股份合併生效後已發行之合併股份上市及買賣。

假設達成上述所有條件，則預期股份合併將於二零零六年六月十五日下午四時正生效。

於股份合併生效後，本公司將向聯交所申請合併股份上市及買賣。

合併股份獲准於聯交所主板上市及買賣後，合併股份方會獲香港結算接納為合資格證券，由合併股份於聯交所主板開始買賣當日，或香港結算決定之其他日期起，於中央結算系統內寄存、結算及交收。

聯交所參與者於任何交易日進行之交易交收，乃須於其後之第二個交易日在中央結算系統內進行。中央結算系統內進行之所有活動，均須遵照當時有效之中央結算系統一般規則及中央結算系統運作程序進行。買賣登記於本公司股東名冊香港分冊之合併股份，將須繳付香港印花稅。

股份合併之原因

誠如本公司於二零零五年八月十八日發表之公佈所載，由於股份之價格將接近港幣0.01元之下限，應聯交所要求及根據上市規則第13.64條，以及經監察過去七個月之股價表現後，董事會相信，目前乃執行建議中之股份合併之適合時機。建議中之股份合併將增加股份之面值，以及削減目前已發行之股份總數。預期股份合併將令到股份之成交價增加，並將於股東買賣股份時削減股東之整體交易成本。

建議授出新一般授權

於本公司在二零零五年六月十五日舉行之股東週年大會上，通過普通決議案，涉及(其中包括)授予董事現有一般授權，(i)以購回(其中包括)面值總額不超過本公司於二零零五年六月十五日已發行股本面值總額10%之股份；及(ii)配發及發行及以其他方式處置不超本公司於二零零五年六月十五日已發行股本面值總額20%，以及本公司所購回任何股份之面值(最多達本公司已發行股本面值總額之10%)之股份。

現有一般授權將於本公司在二零零六年六月十五日(緊接股東特別大會舉行前)舉行之股東週年大會結束時失效。

董事會將尋求股東批准於股份合併生效後授出新一般授權。假設由最後實際可行日期至股東特別大會舉行日期止期間內，並無行使尚未行使購股權，以及兑換可兑換票據，則新一般授權將准許董事：

(a) 配發、發行及以其他方式處置最多達44,323,086股合併股份，佔本公司於股份合併生效後之已發行股本20%；及

(b) 行使本公司之權力，以購買最多達22,161,543股合併股份，佔本公司於股份合併生效後之已發行股本10%。

董事可於截至以下三者之較早者隨時行使新一般授權：(i)本公司下屆股東週年大會結束；(ii)該授權於股東之股東大會上被撤回或更改之日；以及(iii)法律或公司細則規定本公司舉行下屆股東週年大會之日。

本通函之附錄載有説明函件，當中載述根據上市規則提供有關購回授權資料。説明函件內之資料旨在向股東提供合理所需之相關資料，讓彼等能夠就是否投票贊成或反對有關批准授予董事購回授權之決議案時作出知情之決定。

未行使購股權

於最後實際可行日期，根據本公司分別於一九九一年六月二十二日、二零零一年六月二十八日及二零零二年五月三十日採納之購股權計劃已授出及尚未行使之購股權所涉及之股份數目分別為11,421,118股、118,616,032股及84,146,958股股份。

股份合併一旦生效，根據於股份合併生效當日有尚未行使購股權之基準，本公司已要求其核數師就根據各購股權計劃之規則、上市規則第17.03(13)條及聯交所發出之補充指引而須作出調整(如有)之證明。

根據各購股權計劃之規則及聯交所發出之補充指引，將作出相應調整，以致於作出有關修訂前及之後，購股權承授人有權享有之本公司已發行股本比例仍舊相同。

根據核數師之證明，購股權之潛在調整載述如下：

授出日期	未行使購股權數目	購股權持有人有權認購之股份數目	每股認購價	於股份合併後，購股權持有人將有權認購之合併股份數目（經調整）	經調整每股合併股份之認購價
			港幣元		港幣元
二零零零年九月八日	4,719,470	4,719,470	0.2347	471,947	2.3470
二零零一年一月十八日	409,019	409,019	0.1661	40,901	1.6610
二零零一年五月二十八日	6,292,629	6,292,629	0.1661	629,262	1.6610
二零零一年八月十日	111,694,164	111,694,164	0.1661	11,169,415	1.6610
二零零一年八月二十九日	5,348,712	5,348,712	0.1661	534,868	1.6610
二零零一年十一月二十三日	1,573,156	1,573,156	0.1661	157,315	1.6610
二零零二年六月四日	57,892,158	57,892,158	0.1000	5,789,206	1.0000
二零零二年九月二十四日	26,254,800	26,254,800	0.1000	2,625,480	1.0000
總計：		214,184,108		21,418,394	

本公司之核數師確認，將根據上市規則第17.03(13)條及聯交所發出之補充指引而進行上述購股權之潛在調整（如生效）。

可兑換票據

於二零零五年九月七日，本公司已向錦興集團有限公司間接控制其100%權益之Cross Profit Capital Limited發行可兑換票據。該等票據於按初步兑換價港幣0.10元獲悉數兑換後，可兑換為300,000,000股股份。根據可兑換票據之條款，於股份合併生效後，可兑換票據之兑換價將調整為港幣1.00元。於股份合併生效後悉數行使可兑換票據時，將發行合共30,000,000股合併股份，佔本公司於股份合併後之已發行股本約13.54%，以及佔本公司經30,000,000股合併股份擴大後之已發行股本約11.92%。

股東特別大會

本公司謹訂於二零零六年六月十五日（星期四）下午十二時十五分，或緊隨於同一日在同一地點中午十二時正舉行之本公司股東週年大會結束後（以較遲者為準），假座香港新界荃灣荃華街3號悦來酒店3樓水晶廳舉行股東特別大會

或其任何續會，大會通告載於本通函第16至21頁，隨附股東特別大會適用之代表委任表格。無論股東能否出席股東特別大會，務請按照代表委任表格列印之指示將表格填妥並於股東特別大會或其任何續會指定舉行時間48小時前交回本公司之香港主要辦事處，地址為香港新界葵涌青山道585-609號和記行大廈A座10樓。填妥及交回代表委任表格後，股東仍可親身出席股東特別大會或其任何續會，並於會上投票。在此情況下，委任代表之文據將被視作撤銷。

要求投票表決之程序

有關股份合併及新一般授權之所有普通決議案，將於股東特別大會上提呈全體股東以舉手投票方式進行投票。根據公司細則之細則第70條，下列人士可(於宣佈舉手投票結果之前或之時或撤銷任何其他投票要求時)要求就任何於股東特別大會上提呈投票之決議案以投票方式表決：

(a) 大會主席；或

(b) 至少三名親身出席之股東或獲正式授權之公司代表或當時有權於大會上投票之委任代表；或

(c) 任何一名或多名親身出席之股東或獲正式授權之公司代表或委任代表，而彼或彼等於全體股東可於大會上投票之投票權總額中所佔比例不少於十分之一；或

(d) 任何一名或多名親身出席之股東或獲正式授權之公司代表或委任代表，而彼或彼等持有附帶可於大會上投票之權利之股份，且當中已繳股款之總額，相等於所有附帶有關權利之股份中全部已繳股款股份所佔比例不少於十分之一。

責任聲明

本通函乃遵照上市規則之規定提供有關本公司之資料。董事共同及個別對本文件所載資料之準確性承擔全部責任，並在作出一切合理查詢後，就彼等所知及所信，確認並無遺漏其他事實，致使本通函當中所載任何內容帶有誤導成份。

推薦建議

董事會認為，建議中之股份合併及授出新一般授權均符合本公司及股東之最佳利益。因此，謹此建議股東投票贊成在股東特別大會上提呈之所有相關決議案。

此致

列位全體股東 台照

承董事會命
和記行（集團）有限公司
執行主席兼行政總裁
李文輝
謹啟

二零零六年四月二十五日

本附錄乃為根據上市規則之規定須向　閣下提供有關將於股東特別大會上提呈之購回授權所需資料之説明函件。

上市規則

上市規則載有以聯交所為第一上市地之公司於聯交所購回本身證券之監管規定，上市規則有關購回證券之若干規定概述如下：

股東批准

上市規則規定，以聯交所為第一上市地之公司所有購回證券之建議必須事先以一般授權之方式或就個別交易經股東普通決議案予以批准。

資金來源

購回股份之資金必須是根據本公司組織章程大綱與公司細則及公司法之規定可合法撥作有關用途之資金。公司不可於聯交所以現金以外之代價或根據聯交所之交易規則以外之結算方式購回本身之證券。公司在購回其股份時，資金僅可由將予購回股份之已繳股本或本公司可動用作派付股息或分派之資金或為購回股份而發行新股所得之收益支付。購回股份時，須支付之任何超逾股份面值之溢價款項，必須由本公司可動用作派付股息或分派之資金或本公司股份溢價賬支付。

購回之原因

儘管各董事現無意購回任何證券，惟彼等相信，購回授權所提供之靈活性將符合本公司及其股東之利益。購回只有在董事相信購回事宜符合本公司及股東之利益下方會進行。視乎當時之市況及資金安排，該等購回可能會提升本公司之資產淨值及其資產及／或每股盈利。

購回股份之資金

購回股份時，本公司只可動用根據其組織章程大綱及公司細則及百慕達適用法例准許合法作此用途之資金。

根據本公司二零零五年年報所載之經審核賬目所披露之本公司目前財務狀況，董事認為隨時全面行使購回授權或會對本公司之營運資金或負債狀況造成不利影響。倘購回事宜會對本公司之營運資金要求或負債狀況構成重大不利影響，除非董事認為該等購回不時適用於本公司，否則董事不擬在該等情況下行使購回授權。

股本

於最後實際可行日期，本公司之已發行股本包括2,216,154,331股股份。於股份合併生效後，本公司之已發行股本將為221,615,433股合併股份。待通過有關購回授權之決議案後，以及根據由最後實際可行日期至股東特別大會舉行日期止期間內，並無發行或購回任何股份之基準，本公司將獲准根據購回授權購回最多22,161,543股合併股份，相等於本公司於通過有關授出購回授權之決議案當日之已發行股本10%。

一般事項

就董事所深知及經作出一切合理查詢後，即使購回授權經股東批准，各董事或任何彼等各自之聯繫人士目前無意向本公司出售任何股份。

董事已向聯交所作出承諾，彼等將根據上市規則、百慕達適用法例，以及本公司之公司組織章程大綱及公司細則所載之規例，行使購回授權。

倘若一名股東因購回股份而導致其於本公司附有投票權之股本中權益之比例增加，該增加就收購守則而言，則當作一項收購。倘該增加導致控制權有所變動，可在若干情況下導致須根據收購守則第26條提出強制性收購建議。

截至最後實際可行日期，Modern Orbit Limited、李文輝先生、何秀月女士、余金霞女士、李文彬先生及Fisherman Enterprises Inc.及彼等各自之聯繫人士(統稱「控權股東」)擁有1,284,912,178股股份權益，佔本公司已發行股本約57.98%權益。於股份合併生效後，控權股東之股權將依舊相同。按有關股權計算，倘董事根據購回授權行使一切權力購回股份，則控權股東之股權將升至本公司當

時已發行股本約64.42%。董事認為，有關增加將不會引致本公司須根據收購守則第26條提出強制性收購建議。然而，董事並不認為，有關增加將導致公眾人士持有之已發行股本減至少於25%（或聯交所規定之有關指定最低百分比）。

本公司並無接獲關連人士（定義見上市規則），包括本公司或其附屬公司董事、主要行政人員或主要股東或彼等各自之聯繫人士知會本公司，其目前有意將股份出售予本公司，（或倘購回授權經股東批准）彼等並無承諾不會向本公司出售股份。

股份價格

股份於最後實際可行日期前十二個月各月內在聯交所錄得之最高及最低價格如下：

	最高價 *港幣元*	最低價 *港幣元*
二零零五年		
四月	0.057	0.045
五月	0.050	0.045
六月	0.054	0.046
七月	0.052	0.047
八月	0.071	0.049
九月	0.073	0.057
十月	0.059	0.047
十一月	0.058	0.049
十二月	0.056	0.047
二零零六年		
一月	0.053	0.037
二月	0.053	0.040
三月	0.048	0.037
四月（直至最後實際可行日期）	0.055	0.044

本公司購回證券

於本通函刊發日期之前六個月內，本公司並無在聯交所或其他交易所購回任何股份。

WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司 *

(於百慕達註冊成立之有限公司)

(股份編號：720)

股東特別大會通告

茲通告和記行(集團)有限公司(「本公司」)謹訂於二零零六年六月十五日(星期四)下午十二時十五分，或緊隨於同一日在同一地點中午十二時正舉行之本公司股東週年大會結束後(以較遲者為準)，假座香港新界荃灣荃華街3號悅來酒店3樓水晶廳舉行股東特別大會或其任何續會，以討論及酌情通過下列普通決議案(不論有否修訂)：

1. 「**動議**：

   (A) 由通過本決議案第1項(A)段當日(即聯交所開放進行證券買賣之日)，或董事可能決定之較後日期下午四時正起，將本公司法定股本中每股面值港幣0.10元之3,500,000,000股股份合併為每股面值港幣1.00元之350,000,000股股份，基準為每十(10)股本公司股本中每股面值港幣0.10元之現有已發行及未發行股份，合併為一(1)股面值港幣1.00元之股份(「合併股份」)(「股份合併」)；及

   (B) 一般授權本公司任何一名或多名董事，就有效執行召開本大會之通告所載決議案第1項(A)段之任何事宜而作出一切適當之事情。」

2. 「**動議**

   (A) 待通過召開本大會通告所載決議案第1項後，一般及無條件授權本公司董事於有關期間(定義見下文)內行使本公司一切權力，以配發、發行及處置本公司股本中每股面值港幣1.00元之額外股份，或可兌換為該等股份之證券，或購股權、認股權證或認購任何有關股份之類似權利，以及作出或授出可能需要行使有關權利之售股建議、協議及選擇權；

* *僅供識別*

(B) 除了給予本公司董事任何其他授權外，亦須作出本決議案第2項(A)段之批准，以及授權本公司董事於有關期間內，作出或授出可能需於有關期間結束後行使該等權力之售股建議、協議及選擇權；

(C) 董事依據本決議案第(A)段之批准配發或有條件或無條件同意配發（不論根據認股權或其他方式）之股本面值總額，不得超過本公司於通過本決議案第2項之日已發行股本面值總額之20%，惟因：

(i) 供股發行（定義見下文）；

(ii) 授出或行使當時採納以向本公司及／或其任何附屬公司之管理人員及／或僱員及/或本公司該等購股權計劃之參與者授予或發行本公司股份或可認購本公司股份之權力之認股權計劃或類似安排授出之任何認股權；或

(iii) 任何以股代息或根據本公司不時生效之組織章程大綱及公司細則及百慕達一九八一年公司法(「公司法」)配發本公司股份以代替就本公司股份派發之全部或部份股息之類似安排；或

(iv) 根據本公司之任何認股權證條款行使認購權或兌換或行使任何可兌換為本公司股份之任何證券而發行本公司任何股份者則除外，而根據本決議案第2項(A)段之授權須受此數額限制。

(D) 就本決議案而言：

「有關期間」乃指由本決議案通過之日期至下列日期（以最先者為準）止之期間：

(i) 本公司下屆股東週年大會結束之時；

(ii) 依照本公司之公司細則、公司法或任何百慕達任何其他適用法例之規定舉行本公司下屆股東週年大會之期限屆滿之日；及

(iii) 本公司股東在股東大會上通過普通決議案，以撤銷或修訂本決議案第2項授予本公司董事之權力之日。

「供股發行」乃指由本公司董事於指定期間向於指定記錄日期名列本公司股東名冊之股份持有人，按其當時持股比例建議發售本公司股份，或建議發售或發行認股權證、購股權或附帶權利可認購股份之其他證券（惟本公司董事有權在必須或權宜時就零碎股份權益，或因適用於本公司之任何司法權區，或任何認可監管機關或適用於本公司之任何證券交易所之法律規定之任何限制或責任或香港以外任何該等地區之認可監管機構或該等證券交易所之規定而取消此方面之權利或作出其他安排）。」

3. 「**動議**：

(A) 待召開本大會通告所載決議案第1項獲通過後，一般及無條件批准本公司董事於有關期間（定義見下文）行使本公司所有權力，以便在香港聯合交易所有限公司（「聯交所」）或本公司證券可能上市而獲香港之證券及期貨事務監察委員會及聯交所就此認可之任何其他證券交易所，根據證券及期貨事務監察委員會、聯交所或任何其他證券交易所不時修訂之規則及規例，以及就此之所有適用法例購回股份；

(B) 除了給予本公司董事任何其他授權外，亦須作出本決議案第3項(A)段之批准，並授權本公司董事代表本公司於有關期間內促使本公司按本公司董事釐定之價格，購回其股本中每股面值港幣1.00元之股份；

(C) (i) 本公司依據本決議案第3項(A)段於有關期間購回之股份面值總額，不得超過本公司於通過本決議案第3項之日已發行股本面值總額10%；及

(ii) 本公司依據本決議案第3項(A)段於有關期間購回之認股權證總額，不得超過本公司於通過本決議案第3項之日已發行認股權

證數額之10%，而根據本決議案第3項(A)段授出之授權須受此數額限制；及

(D) 就本決議案而言，「有關期間」乃指由本決議案第3項通過之日期至下列日期(以最先者為準)止之期間：

(i) 本公司下屆股東週年大會結束之時；

(ii) 依照本公司之公司細則、公司法或任何百慕達任何其他適用法例之規定舉行本公司下屆股東周年大會之期限屆滿之日；及

(iii) 本公司股東在股東大會上通過普通決議案，以撤銷或修訂本決議案第3項授予本公司董事之權力之日。」

4. 「**動議**待正式通過召開本大會通告所載之決議案第2及3項後，在本公司董事根據其按召開本大會通告所載決議案第2項而獲授之一般授權(以行使本公司權力配發、發行及處置股份)可能配發或有條件或無條件同意配發及發行之股本面值總額之上，加上相當於本公司根據召開本大會通告所載決議案第3項而獲出之授權所購回本公司股本面值總額之數額，藉以擴大本公司董事所獲授之一般授權，惟該款額不得超過本公司於通過本決議案第4項當日之已發行股本面值總額之10%。」

承董事會命
和記行(集團)有限公司
公司秘書
吳心瑜

香港，二零零六年四月二十五日

股東特別大會通告

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

香港主要辦事處：
香港
新界葵涌
青山道585-609號
和記行大廈
A座10樓

附註：

1. 凡有權出席上述大會並於會上投票之股東，均有權委任一名代表出席並代其投票，持有兩股或以上股份之成員可委任多於一位代表於同一會上出席。受委代表毋須為本公司股東。

2. 如屬聯名股份持有人，則任何一位該等持有人均可親身或委派代表於大會上以該等股份投票，猶如彼為唯一有權投票者，但如超過一位聯名持有人親身或委派代表出席大會，則只有上述出席並於股東名冊內排名於首位之股東才可獲有關投票權。

3. 根據印列之指示填妥及正式簽署之代表委任表格，連同相關附有獲正式授權之代表親筆簽署或已經公證之授權書，須於大會或其任何續會召開48小時前送達本公司位於香港新界葵涌青山道585-609號和記行大廈A座10樓之香港主要辦事處，方為有效。

4. 填妥及交回代表委任表格後股東仍可親身出席大會或其任何續會並於會上或投票表決時投票。在此情況下，委任代表之文據將被視作撤銷。

5. 根據本公司之公司細則第70條，下列人士可（於宣佈舉手投票結果之前或之時或撤銷任何其他投票要求時）要求就任何於大會上提呈投票之決議案以投票方式表決：

   (a) 大會主席；或

   (b) 至少三名親身出席之股東或獲正式授權之公司代表或當時有權於大會上投票之委任代表；或

(c) 任何一名或多名親身出席之股東或獲正式授權之公司代表或委任代表，而彼或彼等於全體股東可於大會上投票之投票權總額中所佔比例不少於十分之一；或

(d) 任何一名或多名親身出席之股東或獲正式授權之公司代表或委任代表，而彼或彼等持有附帶可於大會上投票之權利之本公司股份，且當中已繳股款之總額，相等於所有附帶有關權利之股份中全部已繳股款股份所佔比例不少於十分之一。

WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司 *

(Incorporated in Bermuda with limited liability)

(Stock Code: 720)

Form of proxy for use at the Special General Meeting to be held on Thursday, June 15, 2006 at 12:15 p.m. or immediately after the closing of the Annual General Meeting of the Company to be held on the same date and place at 12:00 noon, whichever is later, or any adjournment thereof

I/We[1], ______________________________ of ______________________________

being the registered holder(s) of ______________________________[2] shares of HK$0.10 each in the capital of Wo Kee Hong (Holdings) Limited (the "Company") hereby appoint the Chairman of the Meeting or[3] ______________________________ of ______________________________ as my/our proxy to act for me/us at the Special General Meeting of the Company, to be held at Crystal Room, 3rd Floor, Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong on Thursday, June 15, 2006 at 12:15 p.m. or immediately after the closing of the annual general meeting of the Company to be held on the same date and at the same place at 12:00 noon, whichever is later, or any adjournment thereof, to vote for me/us and in my/our name(s) in respect of the resolutions set out in the notice concerning the said meeting indicated below, or, if no such indication is given, as my/our proxy thinks fit.

	ORDINARY RESOLUTIONS	FOR[4]	AGAINST[4]
1.	(A) **THAT** the 3,500,000,000 shares of HK$0.10 each in the authorised share capital of the Company be consolidated into 350,000,000 shares of HK$1.00 each; and (B) **THAT** any one or more of the directors of the Company be authorised generally to do all things appropriate to effect and implement any of the matters in Resolution Number 1(A) as set out in the Notice of Meeting.		
2.	**THAT** subject to the passing of Resolution Number 1(A) as set out in the Notice of Meeting, a general and unconditional mandate be granted to the directors of the Company to exercise all the power to allot, issue and otherwise dealt with the new shares in the Company not exceeding 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of the relevant resolution.		
3.	**THAT** subject to the passing of Resolution Number 1(A) as set out in the Notice of Meeting, a general and unconditional mandate be granted to the directors of the Company to repurchase securities of the Company on The Stock Exchange of Hong Kong Limited of up to 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of the relevant resolution.		
4.	**THAT** subject to the passing of Resolution Numbers 2 and 3 as set out in the Notice of Meeting, the number of shares to be allotted, issued and otherwise dealt with by the directors of the Company pursuant to Resolution Number 2 as set out in the Notice of Meeting be increased by the aggregate nominal amount of share capital of the Company which are to be repurchased by the Company pursuant to the authority granted to the directors of the Company under Resolution Number 3 as set out in the Notice of Meeting.		

Dated the ____________ day of ____________ 2006 Signature(s)[5] ______________________

Notes:

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.
2. Please insert the number of shares registered in your name(s) to which the proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all those shares in the Company registered in your name(s).
3. If any proxy other than the Chairman of the Meeting is preferred, strike out the words "the Chairman of the meeting" and insert the name and address of the proxy desired in the space provided. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON(S) WHO SIGN(S) IT.**
4. **IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, TICK IN THE BOX MARKED "FOR" THE RELEVANT RESOLUTION. IF YOU WISH TO VOTE AGAINST A RESOLUTION, TICK IN THE BOX MARKED "AGAINST" THE RELEVANT RESOLUTION.** Failure to tick either box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the meeting other than that referred to in the notice convening the meeting.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney duly authorised.
6. In order to be valid, this form of proxy duly completed and signed in accordance with the instructions printed hereon together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof must be delivered to the principal office of the Company in Hong Kong, at 10th Floor, Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.
7. In case of joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders are present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such shares shall alone be entitled to vote in respect thereof.
8. The proxy need not be a shareholder of the Company but must attend the meeting in person to represent you. A shareholder who is the holder or two or more shares may appoint more than one proxy to attend on the same occasion.
9. Completion and deposit of the form of proxy will not preclude you from attending and voting in person at the meeting or at any adjourned meeting or upon the poll concerned if you so wish. In such event, the instrument appointing a proxy shall be deemed to be revoked.
10. Pursuant to bye-law 70 of the Bye-Laws of the Company, a poll may be demanded in relation to any resolution put to the vote of the meeting (before or on the declaration of the results of the show of hands or on the withdrawal of any other demand for a poll):
    (a) by the chairman of the meeting; or
    (b) by at least three shareholders present in person or by a duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting; or
    (c) by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting; or
    (d) by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

* *for identification purposes only*

WO KEE HONG (HOLDINGS) LIMITED
和記行（集團）有限公司*

（於百慕達註冊成立之有限公司）

（股份編號：720）

於二零零六年六月十五日（星期四）下午十二時十五分，或緊隨於同一日在同一地點中午十二時正舉行之本公司股東週年大會結束後（以較遲者為準）舉行之股東特別大會或其任何續會適用之代表委任表格

本人／吾等[1] ____，

地址為 ____

為**和記行（集團）有限公司**（「本公司」）股本中每股面值港幣0.10元股份 ____________________[2]股

之持有人，**茲委任**大會主席或[3] ____，

地址為 ____，

為本人／吾等之代表，代表本人／吾等出席本公司於二零零六年六月十五日（星期四）下午十二時十五分；或緊隨於同一日在同一地點中午十二時正舉行之本公司股東週年大會結束後（以較遲者為準），假座香港新界荃灣荃華街3號悅來酒店3樓水晶廳舉行之股東特別大會或其任何續會，並於該大會或其任何續會上按照下列指示以本人／吾等之名義代表本人／吾等就召開上述大會之通告所載之決議案投票；倘無指示，則由本人／吾等之代表自行酌情投票。

	普通決議案	**贊成**[4]	**反對**[4]
1.	(A) **動議**將本公司法定股本中每股面值港幣0.10元之3,500,000,000股股份，合併為每股面值港幣1.00元之350,000,000股股份；及 (B) **動議**一般授權本公司任何一名或多名董事，就有效執行大會通告所載第1(A)項決議案內任何事項而作出一切適當之事情。		
2.	**動議**待本大會通告所載第1(A)項決議案獲通過後，授予本公司董事一般及無條件授權，以配發、發行及處置本公司之新股份，惟數目不得超過於通過有關決議案當日本公司已發行股本面值總額之20%。		
3.	**動議**待本大會通告所載第1(A)項決議案獲通過後，授予本公司董事一般及無條件授權，於香港聯合交易所有限公司購回本公司之證券，數目最多達通過有關決議案當日本公司已發行股本面值總額之10%。		
4.	**動議**待本大會通告所載第2及3項決議案獲通過後，本公司董事根據大會通告所載第2項決議案將予配發、發行及以其他方式處置之股份數目，增加至本公司董事根據本大會通告所載第3 項決議案而獲授之權力將予購回之本公司股本面值總額。		

日期：二零零六年 ________ 月 ________ 日　　　　簽署[5]：____________________

附註：

1. 請用**正楷**填上全名及地址。
2. 請填上　閣下名下登記之股份數目。如未有填上股數，則本代表委任表格將被視為與　閣下名下登記之全部本公司股本有關。
3. 如擬委派大會主席以外之人士為代表，請將「大會主席或」字樣刪去，並在空欄內填上　閣下所擬委派代表之姓名及其地址。**本代表委任表格如有任何更改，均須由簽署人簡簽示可。**
4. **注意：　閣下如欲投票贊成決議案，請在「贊成」欄內填上「✓」號，　閣下如欲投票反對決議案，則請在「反對」欄內填上「✓」號。**如無任何指示，受委代表可自行酌情投票。　閣下之代表有權就任何正式於會上提呈但未列入召開大會之通告之決議案自行酌情投票。
5. 本代表委任表格須由　閣下或　閣下之正式書面授權人簽署。如為有限公司，則此代表委任表格須蓋上公司印鑑，或經由公司負責人或正式授權人簽署。
6. 按其上印列之指示填妥及正式簽署之本代表委任表格，連同簽署人之授權書或其他授權文件（如有）由授權代表親筆簽署或由公證人簽署證明，須於大會或其任何續會召開48小時前交回本公司於香港新界葵涌青山道585-609號和記行大廈A座10樓之香港主要辦事處，方為有效。
7. 如屬聯名股東，則任何一位該等持有人均可親身或委派代表於大會上按該等持有之股份投票，猶如彼為唯一有權投票者，但如超過一位聯名持有人親身或委派代表出席大會，則只有上述出席並於股東名冊內排名於首位之股東才可獲有關投票權。
8. 受委代表毋須為本公司股東，但必須親自代表　閣下出席大會。持有兩股或以上股份之股東可委派一名以上代表出席上述股東大會。
9. 閣下填妥及交回代表委任表格後仍可親身出席大會或其任何續會及於會上或於投票表決時投票。在此情況下，委任代表之文據將被視作撤銷。
10. 根據本公司之公司細則第70條，下列人士可（於宣佈舉手投票結果之前或之時或撤銷任何其他投票要求時）要求就任何於大會上提呈投票之決議案以投票方式表決：
    (a) 大會主席；或
    (b) 至少三名親身出席之股東或獲正式授權之公司代表或當時有權於大會上投票之委任代表；或
    (c) 任何一名或多名親身出席之股東或獲正式授權之公司代表或委任代表，而彼或彼等於全體股東可於大會上投票之投票權總額中所佔比例不少於十分之一；或
    (d) 任何一名或多名親身出席之股東或獲正式授權之公司代表或委任代表，而彼或彼等持有附帶可於大會上投票之權利之本公司股份，且當中已繳股款之總額，相等於所有附帶有關權利之股份中全部已繳股款股份所佔比例不少於十分之一。

* *僅供識別*

#82-3990

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in WO KEE HONG (HOLDINGS) LIMITED, you should at once hand this circular with the accompanying form of proxy to the purchaser(s) or transferee(s) or to the licensed securities dealer, bank or other agent through whom the sale was effected for transmission to the purchaser(s) or transferee(s).

WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 720)

PROPOSED DIRECTORS FOR RE-ELECTION

A notice convening an annual general meeting of WO KEE HONG (HOLDINGS) LIMITED ("Company") to be held at Crystal Room, 3rd Floor, Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong, on Thursday, June 15, 2006 at 12:00 noon or any adjournment thereof is set out on pages 10 to 11 of this circular.

Whether or not you are able to attend the meeting, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return it to the principal office of the Company in Hong Kong at 10th Floor, Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude Shareholders from attending and voting in person at the meeting or any adjourned meeting or upon the poll concerned if they so wish. In such event, the instrument appointing a proxy shall be deemed to be revoked.

April 25, 2006

* *for identification purposes only*

CONTENTS

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this document and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

"Annual General Meeting"	the annual general meeting of the Company to be held at Crystal Room, 3rd Floor, Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong on Thursday, June 15, 2006 at 12:00 noon or any adjournment thereof;
"associates"	has the same meaning ascribed thereto in the Listing Rules;
"Board"	the board of Directors;
"Bye-Laws"	the bye-laws of the Company;
"Company"	WO KEE HONG (HOLDINGS) LIMITED, an exempted company incorporated in Bermuda with limited liability, whose Shares are listed on the Stock Exchange;
"Directors"	the directors of the Company;
"Hong Kong"	The Hong Kong Special Administrative Region of the People's Republic of China;
"Latest Practicable Date"	April 20, 2006, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange;
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);
"Share(s)"	ordinary share(s) of HK$0.10 each in the capital of the Company;
"Shareholder(s)"	holder(s) of Share(s);
"Stock Exchange"	The Stock Exchange of Hong Kong Limited; and
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong.

WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司 *

(Incorporated in Bermuda with limited liability)
(Stock Code: 720)

Executive Directors:
Mr. Wing Sum LEE *(Honorary Chairman)*
Mr. Richard Man Fai LEE
(Executive Chairman & Chief Executive Officer)
Mr. Sammy Chi Chung SUEN
Mr. Jeff Man Bun LEE
Mr. Tik Tung WONG
Mr. Waison Chit Sing HUI

Non-executive Director:
Ms. Kam Har YUE

Independent Non-executive Directors:
Mr. Boon Seng TAN
Mr. Raymond Cho Min LEE
Mr. Ying Kwan CHEUNG

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal office in Hong Kong:
10th Floor, Block A
Wo Kee Hong Building
585-609 Castle Peak Road
Kwai Chung, New Territories
Hong Kong

April 25, 2006

To all Shareholders

Dear Sir or Madam,

PROPOSED DIRECTORS FOR RE-ELECTION

INTRODUCTION

The purpose of this circular is to provide you with information in relation to the proposed re-election of Mr. Richard Man Fai LEE, Mr. Sammy Chi Chung SUEN, Mr. Boon Seng TAN, Mr. Ying Kwan CHEUNG and Mr. Waison Chit Sing HUI as Directors at the Annual General Meeting.

PROPOSED DIRECTORS FOR RE-ELECTION

According to bye-law 99(A) of the Bye-Laws, at each annual general meeting, one-third of the Directors (save for any chairman or managing director) for the time being, or if their number is not a multiple of three (3), the number nearest to but not greater than one-third, shall

* *for identification purposes only*

retire from office by rotation. It is further provided in bye-law 102(B) of the Bye-Laws that the Board may from time to time appoint any person as a Director as an addition to the Board and any such Director so appointed shall hold office only until the next general meeting of the Company and shall then be eligible for re-election. The Directors to retire at every annual general meeting shall be those who have been longest in office since their last election but as between persons who became Directors on the same day those to retire, unless they otherwise agree between themselves, shall be determined by lot. Such retiring Directors shall be eligible for re-election.

According to bye-law 102(B) of the Bye-Laws, Mr. Ying Kwan CHEUNG who was appointed as an independent non-executive Director on November 3, 2005 and Mr. Waison Chit Sing HUI who was appointed as an executive Director on March 16, 2006 shall hold office until the Annual General Meeting and, being eligible, shall offer themselves for re-election.

The number nearest one-third of the remaining eight Directors, excluding Mr. Richard Man Fai LEE who is the Chairman, thereof shall retire from office according to bye-law 99(A) of the Bye-Laws. Mr. Sammy Chi Chung SUEN, an executive Director, and Mr. Boon Seng TAN, an independent non-executive Director, being the Directors longest in office since their last election, shall retire at the Annual General Meeting and, being eligible, shall offer themselves for re-election. According to the Wo Kee Hong (Holdings) Limited Company Act, 1991, no Director holding the office of chairman or managing director shall be subject to retirement by rotation as provided in the Bye-Laws of the Company. In order to comply with Code Provision A.4.2 of the Code on Corporate Governance Practices of the Listing Rules that every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years, Mr. Richard Man Fai LEE, being the Chairman of the Company, will retire voluntarily from office at the forthcoming Annual General Meeting and, being eligible, offer himself for re-election.

Each of Mr. Richard Man Fai LEE, Mr. Sammy Chi Chung SUEN, Mr. Boon Seng TAN, Mr. Ying Kwan CHEUNG and Mr. Waison Chit Sing HUI has indicated their willingness to be re-elected as Directors.

Bye-law 103 of the Bye-Laws provides that no person, other than a retiring Director, shall, unless recommended by the Board for election, be eligible for election to the office of Director at any general meeting, unless not less than seven (7) days before the date appointed for the meeting there shall have been lodged at the office of the Company a notice in writing signed by a Shareholder (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also notice in writing signed by the person to be proposed of his willingness to be elected.

Accordingly, if a Shareholder wishes to nominate a person to stand for election as a Director at the Annual General Meeting, notice of his intention to propose such person for election as a Director and the notice executed by the nominee of his willingness to be elected must be validly served at the principal office of the Company in Hong Kong at 10th Floor, Block A, Wo Kee Hong Building, 585-609 Castle Road, Kwai Chung, New Territories, Hong Kong on or before Wednesday, June 7, 2006.

The details and brief biographies of the Directors offering themselves for re-election at the Annual General Meeting are set out in Appendix of this circular. If a valid notice from a Shareholder to propose a person to stand for election as a director of the Company at the Annual General Meeting is received after the printing of this circular, the Company will issue a supplementary circular to inform Shareholders of the details of the additional candidate proposed.

ANNUAL GENERAL MEETING

A notice convening the Annual General Meeting to be held at Crystal Room, 3rd Floor, Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong on Thursday, June 15, 2006 at 12:00 noon or any adjournment thereof is set out on pages 10 to 11 of this circular and a form of proxy for use at the Annual General Meeting is therein enclosed. Whether or not the Shareholders intend to be present at the Annual General Meeting, they are requested to complete the form of proxy and return it to the principal office of the Company in Hong Kong, at 10th Floor, Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong in accordance with the instructions printed thereon not less than 48 hours before the time fixed for holding of the Annual General Meeting or any adjourned meeting. Completion and delivery of the form of proxy will not preclude Shareholders from attending and voting in person at the Annual General Meeting or any adjournment thereof or upon the poll concerned if they so wish. In such event, the instrument appointing a proxy shall be deemed to be revoked.

PROCEDURES FOR DEMANDING POLL

Pursuant to bye-law 70 of the Bye-Laws, a poll may be demanded in relation to any resolution put to the vote of the Annual General Meeting (before or on the declaration of the results of the show of hands or on the withdrawal of any other demand for a poll):

(a) by the chairman of the meeting; or

(b) by at least three Shareholders present in person or by a duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting; or

(c) by any Shareholder or Shareholders present in person or by a duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the Shareholders having the right to vote at the meeting; or

(d) by any Shareholder or Shareholders present in person or by a duly authorised corporate representative or by proxy and holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the Shares conferring that right.

RECOMMENDATIONS

The Board considers that the re-election of the retiring Directors is in the best interest of the Company and the Shareholders as a whole, and therefore recommends the Shareholders to vote in favour of all of the relevant resolutions to be proposed at the Annual General Meeting.

Yours faithfully,
For and on behalf of
WO KEE HONG (HOLDINGS) LIMITED
Richard Man Fai LEE
Executive Chairman and Chief Executive Officer

The details and brief biographies of the Directors proposed to be re-elected at the Annual General Meeting are set out as follows:

Mr. Richard Ma Fai LEE ("Mr. LEE"), aged 49, was appointed an executive Director of the Company on June 5, 1991. Mr. LEE is the Executive Chairman and Chief Executive Officer of the Company. Mr. LEE holds a bachelor degree in Business Studies and a master degree in Business Administration from the University of Minnesota. He is the son of Mr. Wing Sum LEE, an executive Director and Honorary Chairman of the Company, and Ms. Kam Har YUE, a non-executive Director, and the elder brother of Mr. Jeff Man Bun LEE, an executive Director of the Company. Save as disclosed, Mr. LEE does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company.

Mr. LEE is a director of various subsidiaries and principal associates of the Company. Mr. LEE is responsible for formulating the Group's overall strategic planning and business development. Mr. LEE has 26 years' experience in marketing consumer products. He was elected and had served for two consecutive terms as the Chairman of the Radio Association of Hong Kong, the trade association of audio visual business in Hong Kong. He has been with the Group for 22 years. Other than the directorship with the Company, Mr. LEE has not held any directorships in any other companies listed on the Stock Exchange in the past three years.

According to the service contract between Mr. LEE and the Company, there is no fixed term of service. Mr. LEE as the Chairman of the Company is not subject to retirement by rotation and re-election provisions under the Bye-Laws. However, in accordance with paragraph A.4.2 of the Code on Corporate Governance Practices of the Listing Rules, Mr. LEE is subject to retirement by rotation every three years. Under the service contract, there is no provision for a fixed director's fee for Mr. LEE; however, Mr. LEE is entitled to an annual remuneration package of HK$2,367,576 plus a discretionary profit sharing and bonus scheme with reference to the Company's consolidated net profits.

As at the Latest Practicable Date, Mr. LEE, together with Modern Orbit Limited, Ms. Siew Yit HOH and their respective associates, is interested in 1,284,912,178 Shares, representing approximately 57.98% of the issued share capital of the Company. Save for the above interest in Shares and the options granted to him under the share option schemes of the Company established in accordance with the Chapter 17 of the Listing Rules, Mr. LEE has no other interest in the Company within the meaning of Part XV of the SFO.

To the best of Mr. LEE's knowledge and as far as he is aware, the following companies have been dissolved pursuant to creditors' winding-up proceedings during the time when Mr. LEE was a director of each of the same: i) Forward International Singapore (Private) Limited, incorporated in Singapore and whose nature of business was sales and distribution of multi-media products. The winding up proceedings based on an outstanding judgment debt commenced on January 4, 2002 for the amount of S$4,074,944.10 and concluded on September 8, 2005; and ii) Wo Kee Hong (Singapore) Pte Limited, incorporated in Singapore and whose nature of business was sales and distribution of car and home audio products. The winding up proceedings commenced on January 4, 2002 for the amount of S$2,024,942.53 based on an outstanding judgment debt and concluded on September 8, 2005.

Save for the disclosure made above pursuant to the requirements under paragraph 13.51(2)(l) of the Listing Rules, there is no other information to be disclosed pursuant to any of the requirements of the provisions under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules in relation to Mr. LEE's re-election as a Director,.

Mr. Sammy Chi Chung SUEN ("Mr. SUEN"), aged 59, was appointed an executive Director on June 1, 1998. Mr. SUEN is a director of Wo Kee Hong Limited, a wholly-owned subsidiary of the Company, and a director of Technorient Limited, a subsidiary of the Company and various other subsidiaries of the Company. He is in charge of sales and business development of the Group in the mainland China and Hong Kong. Mr. SUEN has over 30 years of experience in general management, sales and marketing of cars, electrical appliances and air-conditioning products. He has been with the Group for about 10 years.

Mr. SUEN is not connected with any director, senior management, substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Mr. SUEN is interested in 471,900 Shares, representing approximately 0.02% interest in the share capital of the Company. Save for the above interest in Shares and the options granted to him under the share option schemes of the Company established in accordance with Chapter 17 of the Listing Rules, Mr. SUEN has no other interest in the Company within the meaning of Part XV of the SFO. Mr. SUEN has not held directorships in other listed companies in the last three years.

According to the service contract between Mr. SUEN and the Company, there is a fixed term of service of one year from July 1, 2005, and Mr. SUEN's appointment is subject to retirement by rotation and re-election in accordance with the Bye-Laws. Under the service contract, Mr. SUEN's remuneration is set at HK$835,200 per annum. He is entitled to a commission scheme at the discretion of the Board and a discretionary profit sharing and bonus scheme with reference to the Company's consolidated net profits and the remuneration policy and guidelines adopted by the remuneration committee of the Company.

In relation to Mr. SUEN's re-election as a Director, there is no other information to be disclosed pursuant to any of the requirements of the provisions under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules.

Mr. Boon Seng TAN ("Mr. TAN"), aged 50, has been an independent non-executive Director of the Company since April 1999 and is a member of the Audit Committee and the chairman of the Remuneration Committee of the Company. Mr. TAN holds a master degree in Arts from the Cambridge University. Mr. TAN is the chairman and managing director of Lee Hing Development Limited and a non-executive director of Star Cruises Limited, both companies are listed on the Main Board of the Stock Exchange. He is also the executive Director of IGB Corporation Berhad, a company listed on the stock exchange of Kaula Lumpar, Malaysia.

Mr. TAN is not connected with any director, senior management, substantial or controlling shareholders of the Company. Apart from being an independent non-executive Director, Mr. TAN does not hold any position in other members of the Group. Save for the interest in the options granted to him under the share option schemes of the Company established in accordance with Chapter 17 of the Listing Rules, Mr. TAN has no other interest in the

Company within the meaning of Part XV of the SFO. Mr. Tan was a non-executive director of South China Brokerage Company Limited, South China Holdings Limited and South China Industries Limited, all of which are listed on the Stock Exchange and he resigned with effect from September 21, 2004. Save as disclosed, Mr. TAN has not held directorships in other listed companies in the last three years.

There is no service contract between Mr. TAN and the Company. Mr. TAN's term of service with the Company has been fixed at two years with effect from April 25, 2005 subject to retirement by rotation and re-election in accordance with the Bye-Laws. Mr. TAN's remuneration as a Director is set at HK$80,000 per annum with reference to the Company's remuneration policy and guidelines adopted by the remuneration committee of the Company and the prevailing market rate.

In relation to Mr. TAN's re-election as a Director, there is no other information to be disclosed pursuant to any of the requirements of the provisions under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules.

Mr. Ying Kwan CHEUNG ("Mr. CHEUNG"), aged 46, was appointed as an independent non-executive Director on November 3, 2005 and is also a member of the Audit Committee and a member of the Remuneration Committee of the Company. He served as the qualified accountant and company secretary at a Hong Kong publicly listed company from 2001 to March 2006. He has extensive experience in financial management and had worked with a number of listed companies in various industries. He is a fellow member of the Association of Chartered Certified Accountants and an associate member of the Hong Kong Institute of Certified Public Accountants.

There is no service contract between Mr. CHEUNG and the Company. Mr. CHEUNG's term of service with the Company has been fixed at two years with effect from November 3, 2005 subject to retirement by rotation and re-election pursuant to the Bye-Laws. He is entitled to an annual director's fee of HK$80,000 and is not entitled to any director bonus. The fee of independent non-executive directors of the Company is determined by the Board with reference to remuneration benchmark in the prevailing market rate.

Mr. CHEUNG does not hold any position in other members of the Group nor has he any directorship in other listed public companies in the last three years. Mr. CHEUNG is not connected with any director, senior management, substantial or controlling shareholders of the Company. He does not have any interest in the shares of the Company within the meaning of Part XV of the SFO.

In relation to the appointment of Mr. CHEUNG as a Director, there is no other information to be disclosed pursuant to any of the requirements of the provisions under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules.

Mr. Waison Chit Sing HUI ("Mr. HUI"), aged 55, was appointed as an executive Director on March 16, 2006. He has over 28 years' experience in retail management, as well as distribution of electrical appliances and consumer electronics products. He also has extensive experience in mainland China including representative of famous European luxurious apparel brands and the setting up and management of prestigious shopping malls.

According to the service contract between Mr. HUI and the Company, Mr. HUI is entitled to an annual salary package of HK$1,020,000 (excluding any fixed or discretionary bonus which is not determined currently). The service contract provides for a fixed term of one year. The emoluments of Mr. HUI are determined by the Board with reference to the Company's consolidated net profits as well as the remuneration policy and guidelines adopted by the remuneration committee of the Company.

Mr. HUI is not connected with any Director, senior management, substantial or controlling shareholders of the Company. Mr. HUI does not hold any position in other members of the Group nor has he any directorship in other listed public companies in the last three years. He does not have any interest in shares of the Company within the meaning of Part XV of the SFO.

In relation to the appointment of Mr. HUI as a Director of the Company, there is no other information to be disclosed pursuant to any of the requirements of the provisions under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules.

The Board is not aware of any other matters relating to the re-election of Mr. LEE, Mr. SUEN, Mr. TAN, Mr. CHEUNG and Mr. HUI as Directors that need to be brought to the attention of the Shareholders.

WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司 *

(Incorporated in Bermuda with limited liability)
(Stock Code: 720)

NOTICE IS HEREBY GIVEN that an annual general meeting of WO KEE HONG (HOLDINGS) LIMITED ("Company") will be held at Crystal Room, 3rd Floor, Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong on Thursday, June 15, 2006 at 12:00 noon or any adjournment thereof, for the purposes of considering and, if thought fit, passing, with or without modification, the following resolutions:

1. To receive and consider the audited consolidated accounts and the reports of directors and auditors of the Company for the year ended December 31, 2005;

2. To re-elect directors of the Company and to authorise the Board of Directors to fix the remuneration of the Directors; and

3. To authorise the Board of Directors to appoint auditors of the Company and to fix their remuneration.

By order of the Board
WO KEE HONG (HOLDINGS) LIMITED
Phyllis NG
Company Secretary

Hong Kong, April 25, 2006

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda.

Principal office in Hong Kong:
10th Floor, Block A
Wo Kee Hong Building
585-609 Castle Peak Road
Kwai Chung, New Territories
Hong Kong.

* *for identification purposes only*

Notes:

1. A shareholder entitled to attend and vote at the above meeting may appoint another person as his proxy to attend and to vote in his stead. A shareholder who is the holder of two or more shares may appoint more than one proxy to attend on the same occasion. A proxy need not be a shareholder of the Company.

2. Where there are joint registered holders of any Share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such Share as if he were solely entitled thereto; but if more than one of such joint holders are present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such Shares shall alone be entitled to vote in respect thereof.

3. In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof must be delivered to the principal office of the Company in Hong Kong at 10th Floor, Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

4. Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the meeting or any adjourned meeting or upon the poll concerned if they so wish. In such event, the instrument appointing the proxy shall be deemed to be revoked.

5. Pursuant to bye-law 70 of the Bye-Laws of the Company, a poll may be demanded in relation to any resolution put to the vote of the meeting (before or on the declaration of the results of the show of hands or on the withdrawal of any other demand for a poll):

   (a) by the chairman of the meeting; or

   (b) by at least three shareholders present in person or by a duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting; or

   (c) by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting; or

   (d) by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

WO KEE HONG (HOLDINGS) LIMITED
和記行（集團）有限公司 *

(Incorporated in Bermuda with limited liability)

(Stock Code: 720)

Form of proxy for use at the Annual General Meeting to be held on Thursday, June 15, 2006 at 12:00 noon or any adjournment thereof

I/We[1] ______________________________ of ______________________________

being holder(s) of ______________________ [2] shares of HK$0.10 each in the capital of WO KEE HONG (HOLDINGS) LIMITED (the "Company"), HEREBY APPOINT the Chairman of the meeting or [3] ______________________________

of ______________________________

as my/our proxy to act for me/us at the Annual General Meeting of the Company, to be held at Crystal Room, 3rd Floor, Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong on Thursday, June 15, 2006 at 12:00 noon or any adjournment thereof, to vote for me/us and in my/in our name(s) in respect of the resolutions set out in the notice concerning the said meeting as indicated below, or, if no such indication is given, as my/our proxy thinks fit.

	RESOLUTIONS		FOR[4]	AGAINST[4]
1.	To receive and consider the audited consolidated accounts and the reports of the directors and auditors of the Company for the year ended December 31, 2005			
2.	To re-elect the following directors of the Company:	(A) Mr. Richard Man Fai LEE		
		(B) Mr. Sammy Chi Chung SUEN		
		(C) Mr. Boon Seng TAN		
		(D) Mr. Ying Kwan CHEUNG		
		(E) Mr. Waison Chit Sing HUI		
	and to authorise the Board of Directors to fix the remuneration of the Directors			
3.	To authorise the Board of Directors to appoint auditors of the Company and to fix their remuneration			

Dated the ______________ day of ______________ 2006 Signature(s)[5] ______________________________

Notes:

1. Full name(s) and address(es) to be inserted in BLOCK CAPITALS.
2. Please insert the number of shares registered in your name(s) to which the proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all those shares in the Company registered in your name(s).
3. If any proxy other than the Chairman of the Meeting is preferred, strike out the words "the Chairman of the meeting" and insert the name and address of the proxy desired in the space provided. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON(S) WHO SIGN(S) IT.
4. IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, TICK IN THE BOX MARKED "FOR" THE RELEVANT RESOLUTION. IF YOU WISH TO VOTE AGAINST A RESOLUTION, TICK IN THE BOX MARKED "AGAINST" THE RELEVANT RESOLUTION. Failure to tick either box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the meeting other than that referred to in the notice convening the meeting.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney duly authorised.
6. In order to be valid, this form of proxy duly completed and signed in accordance with the instructions printed hereon together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof must be delivered to the principal office of the Company in Hong Kong, at 10th Floor, Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.
7. In case of joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders are present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such shares shall alone be entitled to vote in respect thereof.
8. The proxy need not be a shareholder of the Company but must attend the meeting in person to represent you. A shareholder who is the holder or two or more shares may appoint more than one proxy to attend on the same occasion.
9. Completion and deposit of the form of proxy will not preclude you from attending and voting in person at the meeting or at any adjourned meeting or upon the poll concerned if you so wish. In such event, the instrument appointing a proxy shall be deemed to be revoked.
10. Pursuant to bye-law 70 of the Bye-Laws of the Company, a poll may be demanded in relation to any resolution put to the vote of the meeting (before or on the declaration of the results of the show of hands or on the withdrawal of any other demand for a poll):
    (a) by the chairman of the meeting; or
    (b) by at least three shareholders present in person or by a duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting; or
    (c) by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting; or
    (d) by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

* *for identification purposes only*

WO KEE HONG (HOLDINGS) LIMITED

和記行(集團)有限公司 *

(於百慕達註冊成立之有限公司)

(股票編號：720)

於二零零六年六月十五日(星期四)中午十二時正
舉行之股東週年大會或其任何續會適用之代表委任表格

本人／吾等[1] ____，

地址為____

為**和記行(集團)有限公司**(「本公司」)股本中每股面值港幣0.10元股份________________[2]股

之持有人，**茲委任**大會主席或[3] ____，

地址為____，

為本人／吾等之代表，代表本人／吾等出席本公司於二零零六年六月十五日(星期四)中午十二時正假座香港新界荃灣荃華街3號悅來酒店3樓水晶廳舉行之股東週年大會或其任何續會，並於該大會或其任何續會上按照下列指示以本人／吾等之名義代表本人／吾等就召開上述大會之通告所載之決議案投票；倘無指示，則由本人／吾等之代表自行酌情投票。

決議案		贊成[4]	反對[4]
1. 省覽本公司截至二零零五年十二月三十一日止年度之經審核綜合賬目、董事會報告及核數師報告			
2. 重選以下本公司董事：	(A) 李文輝先生		
	(B) 孫志沖先生		
	(C) 陳文生先生		
	(D) 張應坤先生		
	(E) 許捷成先生		
及授權董事會釐定董事酬金			
3. 授權董事會委任本公司核數師及釐定其酬金			

日期：二零零六年________月________日　　　　簽署[5]：________________________

附註：

1. 請用**正楷**填上全名及地址。
2. 請填上　閣下名下登記之股份數目。如未有填上股數，則本代表委任表格將被視為與　閣下名下登記之全部本公司股本有關。
3. 如擬委派大會主席以外之人士為代表，請將「大會主席或」字樣刪去，並在空欄內填上　閣下所擬委派代表之姓名及其地址。**本代表委任表格如有任何更改，均須由簽署人簡簽示可。**
4. **注意：　閣下如欲投票贊成決議案，請在「贊成」欄內填上「✓」號，　閣下如欲投票反對決議案，則請在「反對」欄內填上「✓」號。**如無任何指示，受委代表可自行酌情投票。　閣下之代表有權就任何正式於會上提呈但未列入召開大會之通告之決議案自行酌情投票。
5. 本代表委任表格須由　閣下或　閣下之正式書面授權人簽署。如為有限公司，則此代表委任表格須蓋上公司印鑑，或經由公司負責人或正式授權人簽署。
6. 按其上印列之指示填妥及正式簽署之本代表委任表格，連同簽署人之授權書或其他授權文件(如有)由授權代表親筆簽署或由公證人簽署證明，須於大會或其任何續會召開48小時前交回本公司位於香港新界葵涌青山道585-609號和記行大廈A座10樓之香港主要辦事處，方為有效。
7. 如屬聯名股東，則任何一位該等持有人均可親身或委派代表於大會上按該等持有之股份投票；猶如彼為唯一有權投票者，但如超過一位聯名持有人親身或委派代表出席大會，則只有上述出席並於股東名冊內排名於首位之股東才可獲有關投票權。
8. 受委代表毋須為本公司股東，但必須親自代表　閣下出席大會。持有兩股或以上股份之股東可委派一名以上代表出席上述股東大會。
9. 閣下填妥及交回代表委任表格後仍可親身出席大會或其任何續會及於會上或於投票表決時投票。在此情況下，委任代表之文據將被視作撤銷。
10. 根據本公司之公司細則第70條，下列人士可(於宣佈舉手投票結果之前或之時或撤銷任何其他投票要求時)要求就任何於大會上提呈投票之決議案以投票方式表決：

    (a) 大會主席；或

    (b) 至少三名親身出席之股東或獲正式授權之公司代表或當時有權於會上投票之委任代表；或

    (c) 任何一名或多名親身出席之股東或獲正式授權之公司代表或委任代表，而彼或彼等於全體股東可於大會上投票之投票權總額中所佔比例不少於十分之一；或

    (d) 任何一名或多名親身出席之股東或獲正式授權之公司代表或委任代表，而彼或彼等持有附帶可於大會上投票之權利之本公司股份，且當中已繳股款之總額，相等於所有附帶有關權利之股份中全部已繳股款股份所佔比例不少於十分之一。

* *僅供識別*

此乃要件　請即處理

閣下對本通函任何方面**如有任何疑問**，應諮詢　閣下之持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下和記行（集團）有限公司股份全部**售出或轉讓**，應立即將本通函連同隨附之代表委任表格交予買主或承讓人，或經手買賣或轉讓之持牌證券交易商、銀行或其他代理商，以便轉交買主或承讓人。

WO KEE HONG (HOLDINGS) LIMITED

和記行（集團）有限公司*

（於百慕達註冊成立之有限公司）

（股票編號：720）

建議董事重選連任

和記行（集團）有限公司（「本公司」）謹訂於二零零六年六月十五日（星期四）中午十二時正假座香港新界荃灣荃華街3號悅來酒店3樓水晶廳舉行股東週年大會或其任何續會，股東週年大會或其任何續會之通告載於本通函第10至11頁。

無論　閣下能否出席大會，務請按照代表委任表格列印之指示將表格填妥，並於大會或其任何續會指定舉行時間48小時前交回本公司之香港主要辦事處，地址為香港新界葵涌青山道585-609號和記行大廈A座10樓。填妥及交回代表委任表格後，　閣下仍可親身出席大會或其任何續會或於進行有關表決時於會上投票。在此情況下，委任代表之文據將被視作撤銷。

二零零六年四月二十五日

* *僅供識別*

目 錄

責任聲明

本通函乃遵照上市規則之規定提供有關本公司之資料。董事共同及個別對本文件所載資料之準確性承擔全部責任，並在作出一切合理查詢後，就彼等所知及所信，確認並無遺漏其他事實，致使本通函當中所載任何內容帶有誤導成份。

除文義另有所指外，於本通函內，下列詞語具有以下涵義：

「股東週年大會」	指	本公司將於二零零六年六月十五日（星期四）中午十二時正假座香港新界荃灣荃華街3號悅來酒店3樓水晶廳舉行之股東週年大會或其任何續會；
「聯繫人士」	指	與上市規則所界定者具相同涵義；
「董事會」	指	董事會；
「公司細則」	指	本公司之公司細則；
「本公司」	指	和記行（集團）有限公司，一間於百慕達註冊成立之受豁免有限公司，其股份於聯交所上市；
「董事」	指	本公司之董事；
「香港」	指	中華人民共和國香港特別行政區；
「最後實際可行日期」	指	二零零六年四月二十日，即本通函刊印前為確定本通函所載若干資料之最後實際可行日期；
「上市規則」	指	聯交所證券上市規則；
「證券及期貨條例」	指	證券及期貨條例（香港法例第571章）；
「股份」	指	本公司股本中每股面值港幣0.10元之普通股份；
「股東」	指	股份之持有人；
「聯交所」	指	香港聯合交易所有限公司；及
「港幣」	指	香港法定貨幣港元。

WO KEE HONG (HOLDINGS) LIMITED
和記行（集團）有限公司*

（於百慕達註冊成立之有限公司）

（股票編號：720）

執行董事：
李永森先生*（榮譽主席）*
李文輝先生*（執行主席兼行政總裁）*
孫志冲先生
李文彬先生
汪滌東先生
許捷成先生

非執行董事：
余金霞女士

獨立非執行董事：
陳文生先生
李卓民先生
張應坤先生

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

香港主要辦事處：
香港
新界葵涌
青山道585-609號
和記行大廈
A座10樓

敬啟者：

建議董事重選連任

緒言

本通函旨在向　閣下提供有關於股東週年大會重選李文輝先生、孫志冲先生、陳文生先生、張應坤先生及許捷成先生為董事之資料。

建議董事重選連任

根據公司細則第99(A)條，在每屆股東週年大會上，當時三分之一董事（任何主席或董事總經理除外），或倘若其人數並非三(3)之倍數，最接近三分之一之人數須輪席告退。此外，公司細則第102(B)條亦規定董事會可不時委任任何人士為董事，作為董事會之新成員，由此委任之任何董事，其任期將僅至本公

* *僅供識別*

司下屆股東週年大會為止，隨後可膺選連任。在每屆股東大會上，退任董事將為自上次選舉以來任期最長之董事，惟如超過一位董事乃在同一日退任，則退任董事將以抽簽決定（除非彼等另行達成協議），該等退任董事可膺選連任。

依據公司細則第102(B)條，張應坤先生（於二零零五年十一月三日獲委任為獨立非執行董事）及許捷成先生（於二零零六年三月十六日獲委任為執行董事），其任期將至股東週年大會並可膺選連任。

餘下八名董事中最接近三分之一數（擔任主席的李文輝先生除外），須按公司細則第99(A)條告退。自上次選舉以來任期最長之董事包括執行董事孫志冲先生及獨立非執行董事陳文生先生須於股東週年大會告退並可膺選連任。依據和記行（集團）有限公司一九九一年公司法，擔任主席或董事總經理職務之董事無須按公司細則之規定輪席告退。為符合上市規則所載之企業管治常規守則第A.4.2條規定，即每名董事（包括有指定任期之董事）應輪席告退，至少每三年一次，現任公司主席李文輝先生在應屆股東週年大會自願告退並膺選連任。

李文輝先生、孫志冲先生、陳文生先生、張應坤先生及許捷成先生均已表明彼等連任董事之意願。

公司細則第103條規定，除退任之董事外，任何未經董事會推薦之人士均不具資格於任何股東大會獲選為董事，除非有合資格出席股東週年大會並投票之股東（被提名人士除外）於預定會議日期最少七(7)日前向本公司辦事處遞交由其簽署之書面通知，表明有意提名該人士參選董事，以及被提名之人士表明其願意參選已簽署之書面通知。

故此，倘股東有意提名任何人士在股東週年大會參選董事，則須發出通知表明有意提名該人士參選董事，而獲提名人士亦須發出簽署通知確認參選意願。該等通知必須於二零零六年六月七日（星期三）或之前送達本公司於香港之主要辦事處，地址為香港新界葵涌青山道585-609號和記行大廈A座10樓，方為有效。

於股東週年大會上願意重選連任之董事，其詳情及簡歷刊載於本通函附錄。若於本通函刊印後方收到股東提名某人參選本公司董事之有效通知，本公司將刊發補充通函知會股東該新提名候選人之詳情。

股東週年大會

本公司謹訂於二零零六年六月十五日（星期四）中午十二時正假座香港新界荃灣荃華街3號悅來酒店3樓水晶廳舉行股東週年大會或其任何續會，大會通告載於本通函第10至11頁，隨附股東週年大會適用之代表委任表格。無論 閣下能否出席股東週年大會，務請按照代表委任表格列印之指示將表格填妥並於股東週年大會或其任何續會指定舉行時間48小時前交回本公司之香港主要辦事處，地址為香港新界葵涌青山道585-609號和記行大廈A座10樓。填妥及交回代表委任表格後， 閣下仍可親身出席股東週年大會或其任何續會，並於會上投票。在此情況下，委任代表之文據將被視作撤銷。

要求以投票方式表決之程序

根據公司細則第70條，下列人士可（於宣佈舉手投票結果之前或之時或撤銷任何其他投票要求時）要求就任何於股東週年大會上提呈投票之決議案以投票方式表決：

(a) 大會主席；或

(b) 至少三名親身出席之股東或獲正式授權之公司代表或當時有權於大會上投票之委任代表；或

(c) 任何一名或多名親身出席之股東或獲正式授權之公司代表或委任代表，而彼或彼等於全體股東可於大會上投票之投票權總額中所佔比例不少於十分之一；或

(d) 任何一名或多名親身出席之股東或獲正式授權之公司代表或委任代表，而彼或彼等持有附帶可於大會上投票之權利之股份，且當中已繳股款之總額，相等於所有附帶有關權利之股份中全部已繳股款股份所佔比例不少於十分之一。

推薦意見

董事會認為，重選退任董事符合本公司及股東整體之最佳利益。因此，謹此建議股東投票贊成在股東週年大會上提呈之所有相關決議案。

此　致

列位股東　台照

承董事會命
和記行（集團）有限公司
執行主席兼行政總裁
李文輝
謹啟

二零零六年四月二十五日

建議於股東週年大會重選董事之詳情及簡歷如下：

李文輝先生（「李先生」），49歲，於一九九一年六月五日獲委任為執行董事。李先生現任本公司執行主席兼行政總裁。彼獲明尼蘇達州大學 (University of Minnesota) 頒發工商管理學士及碩士銜。彼為本公司執行董事兼榮譽主席李永森先生及非執行董事余金霞女士之子，並為本公司執行董事李文彬先生之兄長。除上文所披露者外，李先生與本公司任何董事、高級管理人員或主要或控股股東概無任何關係。

李先生於本公司多間附屬公司及主要聯營公司擔任董事。李先生負責制訂本集團之整體策略計劃及業務發展。李先生擁有26年經銷消費品之經驗。彼曾連續兩屆獲選並擔任港九無線電聯會之會長，該會為香港影音事業之聯會。彼已任職本集團22年。除擔任本公司之董事外，李先生於過去三年概無於任何其他在聯交所上市之公司擔任董事職務。

根據李先生與本公司訂立之服務合約，李先生於本公司並無固定任期。李先生作為本公司主席無須遵循公司細則輪席告退及重選。但按照上市規則之企業管治常規守則第A.4.2條規定，李先生每三年必須輪席告退。根據服務合約，李先生並無固定董事袍金；然而，李先生之每年薪酬組合為港幣2,367,576元，且享有與本公司綜合純利掛鈎之酌情發放分紅及花紅。

截至最後實際可行日期，李先生連同Modern Orbit Limited、何秀月女士及彼等各自之聯繫人士擁有1,284,912,178股股份權益，佔本公司已發行股份約57.98%權益。除上述股份權益及根據上市規則第17章設立之本公司認股權計劃向彼授出之認股權外，李先生概無擁有任何證券及期貨條例第XV部所界定之本公司之其他權益。

就李先生所知所悉，下列公司於李先生擔任其董事期間，根據債權人清盤程序而解散：i) Forward International Singapore (Private) Limited，於新加坡註冊成立，業務性質乃從事多媒體產品之銷售及分銷；清盤之司法程序乃基於一項金額為4,074,944.10新加坡元之未付判定債項，於二零零二年一月四日開始並於二零零五年九月八日結束；ii) Wo Kee Hong (Singapore) Pte Limited，於新加坡註冊成立，業務性質乃從事汽車及家用音響產品銷售及分銷。清盤之司法程序乃基於一項金額為2,024,942.53新加坡元之未付判定債項，於二零零二年一月四日開始並於二零零五年九月八日結束。

除上文依據上市規則第13.51(2)(1)段規定所披露者外，並無任何其他有關李先生重選董事事宜，且依據上市規則13.51(2)(h)至13.51(2)(v)段規定須予以披露之資料。

孫志冲先生(「**孫先生**」)，59歲，於一九九八年六月一日獲委任為執行董事。孫先生乃本公司全資附屬公司和記電業有限公司之董事、本公司附屬公司勵安有限公司及其他若干附屬公司之董事。彼負責本集團於中國大陸及香港之銷售及業務發展。孫先生擁有逾30年商管、銷售及推銷汽車、電器及空調產品經驗。彼已任職本集團約10年。

孫先生與本公司任何董事、高級管理人員或主要或控股股東概無任何關係。截至最後實際可行日期，孫先生擁有471,900股股份權益，佔本公司已發行股份約0.02%權益。除上述股份權益及根據上市規則第17章設立之本公司認股權計劃向彼授出之認股權外，孫先生概無擁有任何證券及期貨條例第XV部所界定之本公司之其他權益。孫先生於過去三年概無於任何其他在聯交所上市之公司擔任董事職務。

根據孫先生與本公司訂立之服務合約，孫先生於本公司之任期定為一年，自二零零五年七月一日起生效，彼須依據公司細則輪席告退，並可再選連任。依據服務合約，孫先生之酬金每年為港幣835,200元，並可享有董事會酌情發放之佣金，並分享參照本公司綜合純利、薪酬政策及本公司薪酬委員會採納之指引酌情發放分紅及花紅。

就有關孫先生重選董事事宜，並無其他依據上市規則第13.51(2)(h)至13.51(2)(v)段規定須予以披露之資料。

陳文生先生(「**陳先生**」)，50歲，彼自一九九九年四月起擔任本公司之獨立非執行董事，並為本公司審核委員會成員及薪酬委員會主席。陳先生持有劍橋大學文學碩士學位。陳先生為利興發展有限公司之主席兼董事總經理，麗星郵輪有限公司之非執行董事，此兩間公司均於香港聯交所主板上市。彼亦擔任馬來西亞吉隆坡證券交易所上市公司 IGB Corporation Berhad之執行董事。

陳先生與本公司任何董事、高級管理人員或主要或控股股東概無任何關係。除擔任獨立非執行董事外，陳先生並無於本集團其他成員公司內擔任任何職務。除根據上市規則第17章設立之本公司認股權計劃向彼授出之認股權外，陳先生概無擁有任何證券及期貨條例第XV部所界定之本公司之其他權益。陳先生曾擔任聯交所上市公司南華證券有限公司、南華集團有限公司及南華工業有限公

司之非執行董事，彼已於二零零四年九月二十一日辭去有關職務。除上文披露外，陳先生於過去三年概無於任何其他在聯交所上市之公司擔任董事職務。

陳先生與本公司並未訂立服務合約。陳先生於本公司之任期定為兩年，自二零零五年四月二十五日起生效，彼須依據公司細則輪席告退，並可再選連任。陳先生之董事袍金每年為港幣80,000元，乃參照本公司之薪酬政策及本公司薪酬委員會採納之指引及當時市場狀況釐定。

就有關陳先生重選董事事宜，並無其他依據上市規則第13.51(2)(h)至13.51(2)(v)段任何規定須予以披露之資料。

張應坤先生（「張先生」），46歲， 於二零零五年十一月三日獲委任為本公司之獨立非執行董事，並為本公司審核委員會及薪酬委員會成員。於二零零一年至二零零六年三月期間，張先生於一間香港上市公司擔任合資格會計師及公司秘書。彼於財務管理方面擁有廣泛經驗並曾服務於不同行業之上市公司。彼為英國特許公認會計師公會資深會員及香港會計師公會會員。

張先生與本公司並未訂立服務合約。張先生於本公司之任期定為兩年，自二零零五年十一月三日起生效，彼須依據公司細則輪值告退，並可再選連任。張先生之董事袍金每年為港幣80,000元，並不獲發任何董事花紅。本公司獨立非執行董事之袍金乃董事會參照當時市場上獨立非執行董事袍金之幅度釐定。

張先生並無於本集團其他成員公司內擔任任何職務，過去三年亦概無於任何其他上市公司擔任董事職務。張先生與本公司任何董事、高級管理人員或主要或控股股東概無任何關係。彼概無擁有任何證券及期貨條例第XV部所界定之本公司之股份權益。

就有關委任張先生為董事事宜，並無其他依據上市規則第13.51(2)(h)至13.51(2)(v)段任何規定須予以披露之資料。

許捷成先生（「許先生」），55歲，於二零零六年三月十六日獲委任為執行董事。彼於零售管理、分銷電器及消費電子產品積逾28年經驗。彼擁有豐富國內經驗，包括代理歐洲著名服裝品牌，以及管理策劃高級大型購物商場。

根據許先生與本公司訂立之服務合約，許先生之每年薪酬組合為港幣1,020,000元（不包括任何現時尚未釐定之固定或酌情發放之花紅）。該服務合約為期一年。許先生之酬金乃由董事會經參照本公司之綜合純利，薪酬政策及本公司薪酬委員會採納之指引釐定。

許先生與本公司任何董事、高級管理人員或主要或控股股東概無任何關係。許先生並無於本集團其他成員公司擔任任何職務，過去三年亦概無於任何其他上市之公司擔任董事職務。彼概無擁有任何證券及期貨條例第XV部所界定之本公司之股份權益。

就有關許先生重選董事事宜，並無其他依據上市規則第13.51(2)(h)至13.51(2)(v)段任何規定須予以披露之資料。

董事會概不知悉任何有關重選李先生、孫先生、陳先生、張先生及許先生為董事之其他事宜須知會股東。

WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*

(於百慕達註冊成立之有限公司)

(股票編號:720)

茲通告和記行(集團)有限公司(「本公司」)謹訂於二零零六年六月十五日(星期四)中午十二時正假座香港新界荃灣荃華街3號悅來酒店3樓水晶廳舉行股東週年大會或任何續會,以討論及酌情通過下列決議案(不論有否修訂):

1. 省覽本公司截至二零零五年十二月三十一日止年度之經審核綜合賬目、董事會報告及核數師報告;

2. 重選本公司董事及授權董事會釐定董事酬金;及

3. 授權董事會委任本公司核數師並釐定其酬金。

承董事會命
和記行(集團)有限公司
公司秘書
吳心瑜

香港,二零零六年四月二十五日

註冊辦事處:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

香港主要辦事處:
香港新界
葵涌青山道585-609號
和記行大廈A座10樓

* *僅供識別*

附註：

1. 有權出席上述大會並於會上投票之股東，均有權委任一名代表出席並代其投票；持有兩股或以上股份之股東可委任多於一位代表於同一會上出席。受委代表毋須為本公司股東。

2. 如屬聯名股份持有人，則任何一位該等持有人均可親身或委派代表於大會上以該等股份投票，猶如彼為唯一有權投票者，但如超過一位聯名持有人親身或委派代表出席大會，則只有上述出席並於股東名冊內排名於首之股東才可獲有關投票權。

3. 按印列之指示填妥及正式簽署之代表委任表格，連同簽署人之授權書或其他授權文件(如有)，由授權代表親筆簽署或由公證人簽署證明，須於股東周年大會或其任何續會召開前48小時前交回本公司位於香港新界葵涌青山道585至609號和記行大廈A座10樓之香港主要辦事處，方為有效。

4. 填妥及交回代表委任表格後，股東仍可親身出席大會或其任何續會並於會上或投票表決時投票。在此情況下，委任代表之文據將被視作撤銷。

5. 依據本公司公司細則第70條，下列人士可(於宣佈舉手投票結果之前或之時或撤銷任何其他投票要求時)要求就任何於大會上提呈投票之決議案以投票方式表決：

   (a) 大會主席；或

   (b) 至少三名親身出席之股東或獲正式授權之公司代表或當時有權於大會上投票之委任代表；或

   (c) 任何一名或多名親身出席之股東或獲正式授權之公司代表或委任代表，而彼或彼等於全體股東可於大會上投票之投票權總額中所佔比例不少於十分之一；或

   (d) 任何一名或多名親身出席之股東或獲正式授權之公司代表或委任代表，而彼或彼等持有附帶可於大會上投票之權利之股份，且當中已繳股款之總額，相等於所有附帶有關權利之股份中全部已繳股款股份所佔比例不少於十分之一。

FORM 1

INDIVIDUAL SUBSTANTIAL SHAREHOLDER NOTICE

RECEIVED
2006 JUN 22 P 1:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by an individual giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (I.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of his interest or his short position in such shares; and

(iii) Ceasing to have an interest in 5% of such shares (complete Boxes 1 to 16 and 24 only)

This Form must be completed in accordance with the directions and instructions in the Notes to Form 1.

1. Name of listed corporations Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 2,216,154,331
3. Class of shares	Ordinary	

5. Name of substantial shareholder (English) as printed on HKID/Passport HOH (Surname)	Siew Yit (Other names)	**8. Name of substantial shareholder (Chinese)**
6. HKID/Passport No. K537003(5)	**Country of issue of Passport**	**9. Chinese Character Code**
7. Address of substantial shareholder 2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

18	03	2006
(day)	(month)	(year)

13. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position#	117@	204		5,506,048					
Short position									

Interest in share options

@ share options lapsed

15. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	1,303,443,862	58.82
Short position		
Lending pool		

* interest in shares: 1,213,638,826 (54.76%)

interest in share options: 89,805,036 (4.05%)

16. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	1,297,937,814	58.57
Short position		
Lending pool		

* interest in shares: 1,213,638,826 (54.76%)

interest in share options: 84,298,988 (3.80%)

17. Capacity in which interests disclosed in Box 16 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201#	786,575	
204#	83,512,413	
201*	6,738,732	
204*	35,564,388	
210*	1,171,335,706	

Interest in share options

* Interest in shares

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
	(please see the continuation sheet)	

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
LEE Man Fai	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	83,512,413#	
LEE Man Fai	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	35,564,388*	

Interest in share options

* Interest in shares

20. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholde	Address	Number of shares	
		Long position	Short position

22. Further information from a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
Modern Orbit Limited (The WS Lee Unit Trust)	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	502	1,171,335,706	

23. Further information from a party to an agreement under Section 317 *(Please see Notes for further information required)*

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 1

20	03	2006
(day)	(month)	(year)

Form 1.

25. Number of continuation sheets 1

26. Number of attachments

Continuation Sheet

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	6,292,629	^^
403	55,060,504	^^
403	786,575	
403	22,159,280	^^

Notes:-

^^ Share options granted to my spouse are included

FORM 1

(1)

RECEIVED
2006 JUN 22 P 1:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

INDIVIDUAL SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by an individual giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (I.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of his interest or his short position in such shares; and

(iii) Ceasing to have an interest in 5% of such shares (complete Boxes 1 to 16 and 24 only)

This Form must be completed in accordance with the directions and instructions in the Notes to Form 1.

1. Name of listed corporations Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 221,615,433
3. Class of shares	Ordinary	

5. Name of substantial shareholder (English) as printed on HKID/Passport HOH (Surname)	Siew Yit (Other names)	**8. Name of substantial shareholder (Chinese)**
6. HKID/Passport No. K537003(5)	**Country of issue of Passport**	**9. Chinese Character Code**
7. Address of substantial shareholder 2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.		**10. Daytime tel. No.** 25144880 **11. e-mail address**

12. Date of relevant event

15	06	2006
(day)	(month)	(year)

13. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

#82-3990

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position*	115@	210		1,092,274,945					
Short position									

* Interest in shares

@ the number of shares have been adjusted due to Share Consolidation

15. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	1,297,937,814	58.57
Short position		
Lending pool		

* interest in shares: 1,213,638,826 (54.76%)

interest in share options: 84,298,988 (3.80%)

16. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	205,662,869	92.80
Short position		
Lending pool		

17. Capacity in which interests disclosed in Box 16 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201*	673,873	
204*	3,556,438	
210*	117,133,570	
201#	786,575	
204#	83,512,413	

* Interest in shares

Interest in share options

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
LEE Man Fai	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	3,556,438*	
LEE Man Fai	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	83,512,413#	

* Interest in shares

Interest in share options

20. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
Modern Orbit Limited (The WS Lee Unit Trust)	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	502	117,133,570	

23. Further information from a party to an agreement under Section 317 *(Please see Notes for further information required)*

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 1

16	06	2006
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

Form 1.

SYH-09-15.6.06A-1

FORM 1

(2)

INDIVIDUAL SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by an individual giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (I.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of his interest or his short position in such shares; and

(iii) Ceasing to have an interest in 5% of such shares (complete Boxes 1 to 16 and 24 only)

This Form must be completed in accordance with the directions and instructions in the Notes to Form 1.

1. Name of listed corporations Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 221,615,433
3. Class of shares	Ordinary	

5. Name of substantial shareholder (English) as printed on HKID/Passport HOH (Surname)	Siew Yit (Other names)	**8. Name of substantial shareholder (Chinese)**
6. HKID/Passport No. K537003(5)	**Country of issue of Passport**	**9. Chinese Character Code**
7. Address of substantial shareholder 2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

15	06	2006
(day)	(month)	(year)

13. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

#82-3990

SYH-09-15.6.06A-2

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position#	115@	204		75,869,091					
Short position									

Interest in share options

@ the number of shares entitled for the share options granted have been adjusted due to Share Consolidation

15. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	205,662,869	92.80
Short position		
Lending pool		

16. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	129,793,778	58.57
Short position		
Lending pool		

* interest in shares: 121,363,881 (54.76%)

interest in share options: 8,429,897 (3.8%)

17. Capacity in which interests disclosed in Box 16 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201#	78,657	
204#	8,351,240	
201*	673,873	
204*	3,556,438	
210*	117,133,570	

Interest in share options

* Interest in shares

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
	(please see the continuation sheet)	

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
LEE Man Fai	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	8,351,240#	
LEE Man Fai	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	3,556,438*	

Interest in share options

* Interest in shares

20. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. **Further information in relation to interests held by substantial shareholder jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. **Further information from a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. **Further information from a party to an agreement under Section 317** *(Please see Notes for further information required)*

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 1

16	06	2006
(day)	(month)	(year)

25. Number of continuation sheets 1

26. Number of attachments

Form 1.

SYH-09-15.6.06A-2

Continuation Sheet

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	629,262	^^
403	5,506,050	^^
403	78,657	
403	2,215,928	^^

<u>Notes:-</u>

^^ Share options granted to my spouse are included

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 2,216,154,331
3. Class of shares	Ordinary	

5. Name of Director (English) as printed on HKID/Passport LEE (Surname)	Man Fai (Other names)	**8. Name of Director (Chinese)** 李文輝
6. HKID/Passport No. D197329(1)	**Country of issue of Passport**	**9. Chinese Character Code** 262124296540
7. Address of Director 2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

18	03	2006
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

#82-3990

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position#	136@	201		5,506,048					
Short position									

interest in share options

@ share options lapsed

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	1,303,443,862	58.82
Short position		

* interest in shares: 1,213,638,826 (54.76%)

interest in share options: 89,805,036 (4.05%)

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	1,297,937,814	58.57
Short position		

* interest in shares: 1,213,638,826 (54.76%)

interest in share options: 84,298,988 (3.80%)

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	18/03/2000	17/03/2006		HK$0.5422		0

Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

20	03	2006
(day)	(month)	(year)

25. Number of continuation sheets [ ]

26. Number of attachments [ ]

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class**
3. Class of shares	Ordinary	2,216,154,331

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
LEE (Surname)	Wing Sum (Other names)	李永森
6. HKID/Passport No. A001574(4)	**Country of issue of Passport**	**9. Chinese Character Code** 262130572773
7. Address of Director Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

21	03	2006
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

#82-3990

WSL-06-21.03.06A-2

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	136@	201		4,719,470					
Short position									

@ share options lapsed

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position#	60,420,614	2.73
Short position		

Interest in share options

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position#	55,701,144	2.51
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	21/03/2000	20/03/2006		HK$0.5422		0

Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

21	03	2006
(day)	(month)	(year)

25. Number of continuation sheets [ ]

26. Number of attachments [ ]

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

#82-3990

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class**
3. Class of shares	Ordinary	2,216,154,331

5. Name of Director (English) as printed on HKID/Passport SUEN (Surname)	Sammy Chi Chung (Other names)	**8. Name of Director (Chinese)** 孫志冲
6. HKID/Passport No. A607457(2)	**Country of issue of Passport**	**9. Chinese Character Code** 132718070394
7. Address of Director Flat C-5, 8 Seymour Road, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

22	03	2006
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position#	136		201	786,575					
Short position									

interest in share options

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	11,535,279	0.52
Short position		

* interest in shares: 471,900 (0.02%)

interest in share options: 11,063,379 (0.50%)

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	10,748,704	0.49
Short position		

* interest in shares: 471,900 (0.02%)

interest in share options: 10,276,804 (0.46%)

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	22/03/2000	21/03/2006		HK$0.5422		0

Short position(s)							

19. **Further information in relation to interests of children under 18 and/or spouse**

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. **Further information in relation to interests of corporations controlled by Director**

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. **Further information in relation to interests held by Director jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. **Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. **Further information from a party to an agreement under Section 317** **(Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

23	03	2006
(day)	(month)	(year)

25. Number of continuation sheets [ ]

26. Number of attachments [ ]

Form 3A.

FORM 3 A

(1)

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 221,615,433
3. Class of shares	Ordinary	

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
LEE (Surname)	Man Fai (Other names)	李文輝
6. HKID/Passport No. D197329(1)	**Country of issue of Passport**	**9. Chinese Character Code** 262124296540
7. Address of Director 2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

15	06	2006
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

#82-3990

RL-09-15.6.06A-1

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position*	136@	210		1,092,274,945					
Short position									

* interest in shares

@ the number of shares have been adjusted due to Share Consolidation

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	1,297,937,814	58.57
Short position		

* interest in shares: 1,213,638,826 (54.76%)

interest in share options: 84,298,988 (3.80%)

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	205,662,869	92.80
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)							

Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
HOH Siew Yit	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	6,064,859*	

* Interest in shares

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
Modern Orbit Limited (The WS Lee Unit Trust)	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	502	1,054,202,136	

23. Further information from a party to an agreement under Section 317 **(Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

16	06	2006
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

Form 3A.

FORM 3 A

(2)

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

RECEIVED
2006 JUN 22 P 1:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 221,615,433
3. Class of shares	Ordinary	

5. Name of Director (English) as printed on HKID/Passport LEE (Surname)	Man Fai (Other names)	**8. Name of Director (Chinese)** 李文輝
6. HKID/Passport No. D197329(1)	**Country of issue of Passport**	**9. Chinese Character Code** 262124296540
7. Address of Director 2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

15	06	2006
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

#82-3990

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position#	136@	204		75,869,091					
Short position									

interest in share options

@ the number of shares entitled for the share options granted have been adjusted due to Share Consolidation

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	205,662,869	92.80
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	129,793,778	58.57
Short position		

* interest in shares: 121,363,881 (54.76%)

interest in share options: 8,429,897 (3.8%)

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)		(please see the continuation sheet)					

Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
HOH Siew Yit	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	707,918 #	

Interest in share options

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. Further information from a party to an agreement under Section 317 **(Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

16	05	2006
(day)	(month)	(year)

25. Number of continuation sheets 1

26. Number of attachments

Form 3A.

Continuation Sheet

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration paid for derivatives granted by listed corporation			Number of shares@
		Begins	Ends	Price for grant	Exercise price@	Price on assignment	
Long position(s)	409	29/06/2001	28/06/2007		HK$1.6610		5,663,367
	409	16/09/2001	15/09/2007		HK$1.6610		49,554,454
	409	30/09/2001	29/09/2007		HK$1.6610		707,918 ^^
	409	24/09/2002	23/09/2008		HK$1.0000		19,943,352
Short position(s)							

Notes:-

@ the exercise prices and the number of share options have been adjusted due to Share Consolidation

^^ Share options granted to my spouse are included

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class**
3. Class of shares	Ordinary	221,615,433

5. Name of Director (English) as printed on HKID/Passport YUE (Surname)	Kam Har (Other names)	**8. Name of Director (Chinese)** 余金霞
6. HKID/Passport No. A320267(7)	**Country of issue of Passport**	**9. Chinese Character Code** 015168557209
7. Address of Director Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

15	06	2006
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

#82-3990

KHY-04-15.6.06A-1

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position#	136@	210		1,101,089,582					
Short position									

* interest in shares

@ the number of shares have been adjusted due to Share Consolidation

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	1,224,219,443	55.24
Short position		

* interest in shares: 1,223,432,868 (55.21%)

interest in share options: 786,575 (0.04%)

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	123,129,861	55.56
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)							

Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
Modern Orbit Limited (The WS Lee Unit Trust)	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	502	1,054,202,136	

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

16	06	2006
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 221,615,433
3. Class of shares	Ordinary	

5. Name of Director (English) as printed on HKID/Passport YUE (Surname)	Kam Har (Other names)	**8. Name of Director (Chinese)** 余金霞
6. HKID/Passport No. A320267(7)	**Country of issue of Passport**	**9. Chinese Character Code** 015168557209
7. Address of Director Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

15	06	2006
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

#82-3990

KHY-04-15.6.06A-2

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position#	136@	201		707,918					
Short position									

interest in share options

@ the number of shares entitled for the share options granted have been adjusted due to Share Consolidation

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	123,129,861	55.56
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	122,421,943	55.24
Short position		

* interest in shares: 122,343,286 (55.21%)

interest in share options: 78,657 (0.04%)

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position

@ the exercise price and the number of share options have been adjusted due to Share Consolidation

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares@
		Begins	Ends	Price for grant	Exercise price@	Price on assignment	
Long position(s)	409	30/09/2001	29/09/2007		HK$1.6610		707,918

Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

16	06	2006
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

Form 3A.

KHY-04-15.6.06A-2

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 221,615,433
3. Class of shares	Ordinary	

5. Name of Director (English) as printed on HKID/Passport LEE (Surname)	Man Bun Jeff (Other names)	**8. Name of Director (Chinese)** 李文彬
6. HKID/Passport No. D547797(3)	**Country of issue of Passport**	**9. Chinese Character Code** 262124291755
7. Address of Director Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

15	06	2006
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (If later)

(day)	(month)	(year)

#82-3990

MBL-03-15.6.06A-1

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position*	136@	210		1,071,460,707					
Short position									

* interest in shares

@ the number of shares have been adjusted due to Share Consolidation

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	1,195,088,210	53.93
Short position		

* interest in shares: 1,190,511,896 (53.72%)

interest in share options: 4,576,314 (0.21%)

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	123,627,503	55.78
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)							

Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
Fisherman Enterprises Inc.	P.O. Box 3149, Pasea Estate, Road Town, Tortola, British Virgin Islands	LEE Man Bun Jeff	100.00	Y	13,011,471	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
Modern Orbit Limited (The WS Lee Unit Trust)	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	502	1,054,202,136	

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

16	06	2006
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and Instructions in the Notes to Form 3A.

1. Name of listed corporation		
Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class**
3. Class of shares	Ordinary	221,615,433

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
LEE (Surname)	Man Bun Jeff (Other names)	李文彬
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
D547797(3)		262124291755
7. Address of Director		**10. Daytime tel. No.**
Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong.		25144880
		11. e-mail address

12. Date of relevant event

15	06	2006
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

#82-3990

MBL-03-15.6.06A-2

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position#	136@	201		4,118,683					
Short position									

interest in share options

@ the number of shares entitled for the share options granted have been adjusted due to Share Consolidation

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	123,627,503	55.78
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	119,508,820	53.93
Short position		

* interest in shares: 119,051,189 (53.72%)

interest in share options: 457,631 (0.21%)

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position

@ the exercise prices and the number of share options have been adjusted due to Share Consolidation

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares@
		Begins	Ends	Price for grant	Exercise price@	Price on assignment	
Long position(s)	409	04/06/2002	03/06/2008		HK$1.0000		2,831,683
	409	24/09/2002	23/09/2008		HK$1.0000		1,287,000

Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

16	06	2006
(day)	(month)	(year)

25. Number of continuation sheets [ ]

26. Number of attachments [ ]

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 221,615,433
3. Class of shares	Ordinary	

5. Name of Director (English) as printed on HKID/Passport SUEN (Surname)	Sammy Chi Chung (Other names)	**8. Name of Director (Chinese)** 孫志冲
6. HKID/Passport No. A607457(2)	**Country of issue of Passport**	**9. Chinese Character Code** 132718070394
7. Address of Director Flat C-5, 8 Seymour Road, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

15	06	2006
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

#82-3990

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position*	136@	201		424,710					
Short position									

* interest in shares

@ the number of shares have been adjusted due to Share Consolidation

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	10,748,704	0.49
Short position		

* interest in shares: 471,900 (0.02%)

interest in share options: 10,276,804 (0.46%)

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	10,323,994	4.66
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)							

Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. **Further information in relation to interests held by Director jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. **Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. **Further information from a party to an agreement under Section 317** **(Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

16	06	2006
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

Form 3A.

SS-06-15.6.06A-1

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class**
3. Class of shares	Ordinary	221,615,433

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
SUEN (Surname)	Sammy Chi Chung (Other names)	孫志冲
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
A607457(2)		132718070394
7. Address of Director		**10. Daytime tel. No.**
Flat C-5, 8 Seymour Road, Hong Kong.		25144880
		11. e-mail address

12. Date of relevant event

15	06	2006
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

#82-3990

SS-06-15.6.06A-2

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position#	136@	201		9,249,126					
Short position									

interest in share options

@ the number of shares entitled for the share options granted have been adjusted due to Share Consolidation

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	10,323,994	4.66
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	1,074,868	0.49
Short position		

* interest in shares: 47,190 (0.02%)

interest in share options: 1,027,678 (0.46%)

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)		(please see the continuation sheet)					

Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. Further information from a party to an agreement under Section 317 **(Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

16	06	2006
(day)	(month)	(year)

Form 3A.

25. Number of continuation sheets 1

26. Number of attachments

Continuation Sheet

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration paid for derivatives granted by listed corporation			Number of shares@
		Begins	Ends	Price for grant	Exercise price@	Price on assignment	
Long position(s)	409	06/03/2001	05/03/2007		HK$1.6610		368,118
	409	19/09/2001	18/09/2007		HK$1.6610		1,415,841
	409	04/06/2002	03/06/2008		HK$1.0000		5,663,367
	409	24/09/2002	23/09/2008		HK$1.0000		1,801,800
Short position(s)							

Notes:-

@ the exercise prices and the number of share options have been adjusted due to Share Consolidation

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 221,615,433
3. Class of shares	Ordinary	

5. Name of Director (English) as printed on HKID/Passport LEE (Surname)	Raymond Cho Min (Other names)	**8. Name of Director (Chinese)** 李卓民
6. HKID/Passport No. P835935(4)	**Country of issue of Passport**	**9. Chinese Character Code** 262105873046
7. Address of Director Room 2902-3, Lippo Centre, Tower Two, Admiralty, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

15	06	2006
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

#82-3990

CML-11-15.6.06A-1

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position*	136@	205		17,281,800					
Short position									

* interest in shares

@ the number of shares have been adjusted due to Share Consolidation

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	21,415,858	0.97
Short position		

* interest in shares: 19,202,000 (0.87%)

interest in share options: 2,213,858 (0.10%)

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	4,134,058	1.87
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)							

Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
ODE Asia Limited	1201, 12/F, Connaught Commercial Building, 185 Wanchai Road, Wanchai	M.W.Lee & Sons Enterprises Limited	100%	Y	17,281,800	
M.W.Lee & Sons Enterprises Limited	Room 1301, General Commercial Building, 156 Des Voeux Road Central, Hong Kong	H.Y.& H.T.Lee Brothers & Co, Ltd.	44.5%	N	17,281,800	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

16	06	2006
(day)	(month)	(year)

Form 1A.

Raymond C. Lo

25. Number of continuation sheets [ ]

26. Number of attachments [ ]

CML-11-15.6.06A-1

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

RECEIVED
2006 JUN 22 P 1:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 221,615,433
3. Class of shares	Ordinary	

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
LEE (Surname)	Raymond Cho Min (Other names)	李卓民
6. HKID/Passport No. P835935(4)	**Country of issue of Passport**	**9. Chinese Character Code** 262105873046
7. Address of Director Room 2902-3, Lippo Centre, Tower Two, Admiralty, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

15	06	2006
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

2-3990

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position#	136@	201		1,992,473					
Short position									

interest in share options

@ the number of shares entitled for the share options granted have been adjusted due to Share Consolidation

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	4,134,058	1.87
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	2,141,585	0.97
Short position		

* interest in shares: 1,920,200 (0.87%)

interest in share options: 221,385 (0.10%)

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position

@ the exercise prices and the number of share options have been adjusted due to Share Consolidation

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares@
		Begins	Ends	Price for grant	Exercise price@	Price on assignment	
Long position(s)	409	04/06/2002	03/06/2008		HK$1.0000		1,982,177
	409	24/09/2002	23/09/2008		HK$1.0000		10,296

Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of *controlling* shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a *Discretionary Trust*

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

16	06	2006
(day)	(month)	(year)

Raymond Fa [signature]

25. Number of continuation sheets

26. Number of attachments

Form 3A

CML-11-15.6.06A-2

#82-3990

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;
(ii) Changes in the nature of his interest in such shares; and
(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 221,615,433
3. Class of shares	Ordinary	

5. Name of Director (English) as printed on HKID/Passport TAN (Surname)	Boon Seng (Other names)	**8. Name of Director (Chinese)** 陳文生
6. HKID/Passport No. K605919(8)	**Country of issue of Passport**	**9. Chinese Character Code** 711524293932
7. Address of Director Room 1506-07, 15/F., 9 Queen's Road, Central, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

15	06	2006
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (If later)

(day)	(month)	(year)

BST-03-16.6.06A-2

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	136@	201		1,992,473					
Short position									

@ the number of shares entitled for the share options granted have been adjusted due to Share Consolidation

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position#	2,213,858	0.10
Short position		

Interest in share options

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position#	221,385	0.10
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position

@ the exercise prices and the number of share options have been adjusted due to Share Consolidation

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price@	Price on assignment	
Long position(s)	409	04/06/2002	03/06/2008		HK$1.0000		1,982,177
	409	24/09/2002	23/09/2008		HK$1.0000		10,296
Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

16	06	2006
(day)	(month)	(year)

Form 3A.

25. Number of continuation sheets

26. Number of attachments

#82-3990

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 221,615,433
3. Class of shares	Ordinary	

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
LEE (Surname)	Wing Sum (Other names)	李永森
6. HKID/Passport No. A001574(4)	**Country of issue of Passport**	**9. Chinese Character Code** 262130572773
7. Address of Director Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

15	06	2006
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

WSL-07-15.6.06A-2

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	136@	201		50,131,030					
Short position									

@ the number of shares entitled for the share options granted have been adjusted due to Share Consolidation

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position#	55,701,144	2.51
Short position		

Interest in share options

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position#	5,570,114	2.51
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position

@ the exercise prices and the number of share options have been adjusted due to Share Consolidation

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	16/09/2001	15/09/2007		HK$1.6610		49,554,454
	409	24/09/2002	23/09/2008		HK$1.0000		576,576

Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. **Further information in relation to interests held by Director jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. **Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. **Further information from a party to an agreement under Section 317** **(Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

16	06	2006
(day)	(month)	(year)

25. Number of continuation sheets [ ]

26. Number of attachments [ ]

Form 3A.

WSL-07-15.6.06A-2

Wo Kee Hong (Holdings) Limited

(Incorporated in Bermuda with limited liability)

Minutes of Meeting of Executive Directors' Committee of the Company held at 10/F., Block B, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong on 21 March 2006

Present: Mr. Richard Man Fai LEE

Mr. Sammy Chi Chung SUEN

Mr. Jeff Man Bun LEE

Mr. Tik Tung WONG

1. **Chairman**

Mr. Richard Man Fai LEE took the chair of the Meeting.

2. **Quorum**

The necessary quorum for the Meeting was present.

3. **Expiry of Share Options**

It was noted that Pursuant to the Clause 7(a) of the 1991 Share Option Scheme adopted by the Company on 22 June 1991, the Options should lapse automatically on the expiry of the Option Period.

It was reported and confirmed that the Options listed on the Appendix lapsed as at the respective expiry dates.

4. **Termination**

There being no further business, the Chairman declared the Meeting closed.

Chairman

Appendix

Share Options should be lapsed due to the expiry of the Option Period

Name of the employees	Expiry date of the Option Period	No. of Options lapsed 1991 Share Option Scheme
CHEUNG King Ngong	14-Mar-06	9,438
FUNG Wai Fun	14-Mar-06	7,865
HO Wai Ching	14-Mar-06	9,438
LEUNG Shiu Fung	14-Mar-06	12,584
LO Shing Chuen	10-Mar-06	15,730
WONG Hang Tai	15-Mar-06	7,865
LEE Man Fai Richard	17-Mar-06	5,506,048
LEE Wing Sum	20-Mar-06	4,719,470
NG Lai Yin (Ng Sum Yu)	17-Mar-06	471,944
SUEN Chi Chung Sammy	21-Mar-06	786,575
TAM Suk Yee	17-Mar-06	47,192
Total no. of share options lapsed		11,594,149